





Barnwell Industries, Inc.

2013 Annual Report

FINANCIAL AND OPERATING HIGHLIGHTS

	Years ended September 30,				
	2013	2012	2011	2010	2009
FINANCIAL:					
Revenues	**$ 24,608,000**	$ 34,062,000	$ 38,460,000	$ 41,872,000	$ 32,178,000
Net (loss) earnings	**$ (8,563,000)**	$ (10,136,000)	$ (109,000)	$ 3,840,000	$ (24,362,000)
Net (loss) earnings per share – diluted	**$ (1.03)**	$ (1.22)	$ (0.01)	$ 0.46	$ (2.96)
OPERATING:					
Production -					
Oil and natural gas liquids – barrels	**229,000**	259,000	250,000	243,000	268,000
Natural gas – MCF*	**2,018,000**	2,753,000	2,950,000	3,245,000	3,567,000
Average price -					
Oil and natural gas liquids, per barrel	**$ 67.35**	$ 70.71	$ 71.67	$ 57.05	$ 39.99
Natural gas, per MCF*	**$ 2.68**	$ 2.03	$ 3.42	$ 3.82	$ 3.79

	At September 30,				
	2013	2012	2011	2010	2009
FINANCIAL:					
Total assets	**$ 62,714,000**	$ 69,890,000	$ 88,772,000	$ 89,888,000	$ 86,104,000
Long-term debt, excluding current portion	**$ 11,400,000**	$ 11,400,000	$ 11,400,000	$ 12,350,000	$ 16,665,000
RESERVES:					
Proved reserves:					
Oil and liquids – barrels	**923,000**	1,078,000	1,184,000	1,272,000	1,334,000
Natural gas – MCF*	**10,245,000**	11,109,000	14,943,000	17,867,000	20,610,000
Total natural gas and natural gas equivalent of oil and liquids** – MCF	**15,598,000**	17,361,000	21,810,000	25,245,000	28,347,000

* MCF means 1,000 cubic feet

** Oil and liquids are converted to natural gas equivalents on the basis of one barrel equals 5.8 MCF.

Reserves are calculated by an independent engineering firm based on SEC constant pricing.

BARNWELL INDUSTRIES, INC.



TO OUR STOCKHOLDERS:

Fiscal 2013 resulted in Barnwell incurring an $8,563,000 loss which included $4,506,000 of reductions in the carrying value of our oil and natural gas properties. These reductions in carrying value had no effect on the Company's liquidity or compliance with our credit agreements and were all non-cash transactions. Natural gas prices remained depressed in fiscal 2013 although they did rebound from their lowest level in a decade reached in fiscal 2012. Significant discoveries of natural gas from shale have continued to increase the oversupply of natural gas in North America and depress natural gas prices. Our fiscal 2013 average natural gas price was $2.68 per MCF (one thousand cubic feet).

We believe we made noteworthy progress in 2013 in our efforts to turn around our oil and natural gas segment with the hiring of a new President and Chief Operating Officer of Barnwell of Canada, Limited, Mr. Lloyd Arnason. Mr. Arnason is an engineer with over 30 years of experience at both large and small oil and natural gas companies in Calgary, Alberta, who we believe will be instrumental to the Company's future success, and we look forward to the benefits of his skills and expertise in running our largest subsidiary and continuing his distinguished career in the industry.

In fiscal 2013, the Company reevaluated its significant investment in oil and natural gas properties at Seagram Lakes in Saskatchewan, Canada, where we have a 50% working interest in approximately 4,000 acres, and has placed its interest together with our partner's on the market. At our most recent oil prospect in Mantario, Saskatchewan, where we have invested over $2,500,000, we drilled one well during fiscal 2013 and another in the first quarter of fiscal 2014, both of them successful. These wells are targeting heavy oil that can be produced from vertical wells. Mr. Arnason has begun a program to re-evaluate all of our oil and gas properties as an initial step towards improving our profitability and cutting our costs in the operated properties we hold. During the economic recession of the last few years, we have purposefully limited our capital expenditures to oil projects due to low natural gas prices. We continue to have shut-in gas production that we believe can be brought back online when natural gas prices rise to a higher level which would then contribute to future revenues. The costs and benefits of a program to reactivate shut-in production is currently being evaluated as well.

The Company invested $5,662,000 in oil and natural gas exploration and development during the year ended September 30, 2013, a $1,135,000 (25%) increase over 2012's $4,527,000. We participated in the drilling of eight gross (2.3 net) wells this year, as compared to investing in the drilling of eight gross (3.0 net) wells in the prior year. Of our eight wells drilled in 2013, six gross (0.8 net) wells are considered to be successful and two gross (1.5 net) wells were unsuccessful.

The Company's proved developed oil and natural gas properties as of September 30, 2013, as determined by independent petroleum reserve engineers, are projected to generate undiscounted future after-tax net cash flows of approximately $42,409,000. The projection was based on twelve-month average prices and assumes no increases in prices. Utilizing this same

1100 Alakea Street • Suite 2900 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181



constant price evaluation, the proved developed reserves per outstanding share of the Company are approximately 1.91 MCF equivalents or 0.32 barrel of oil equivalents (oil and natural gas liquids are converted at a ratio of one barrel to 5.8 MCF; natural gas is converted at a ratio of 5.8 MCF to one barrel of oil). Additionally, the Company holds some 42,000 net acres of undeveloped oil and natural gas properties in Canada.

The Company commenced fiscal 2014 by acquiring in late November 2013, through a wholly-owned subsidiary, a 19.6% interest in WB Kukio Resorts, LLC, WB Manini`owali, LLC, and WB Kaupulehu, LLC for $5,140,000, funded by a bank loan of $5,000,000. This investment created a new development partnership to take over future sales in the Lot 4A area of Kaupulehu, where the Company's Kaupulehu Developments partnership is entitled to receive payments of a percentage of the sales price of the approximately 47 unsold lots located there. We believe that our and our partner's many years of development experience in the area have the potential to reinvigorate the sales there and generate significant new revenue for the Company in the future as the high end real estate market in Hawaii continues to improve.

Additionally, a recent real estate sale at Kaupulehu occurred subsequent to our fiscal 2013 year-end and generated $140,000 in percentage payments to the Company's 77.8%-owned partnership which will be recognized in the quarter ended December 31, 2013, our fiscal 2014 first quarter.

These recent transactions together with Barnwell's $7,828,000 in cash and cash equivalents, $2,580,000 in working capital and significant available credit at September 30, 2013, position the Company well entering into fiscal 2014.

We believe the Company's oil and natural gas and real estate assets, including those newly acquired, together with the Company's liquidity, available credit, and cash flow generation from operations will provide a good foundation for the Company's operations in the future. We thank you, our stockholders, for your continued support in this difficult economic environment for natural gas companies.

For the Board of Directors,

Morton H. Kinzler
Chairman of the Board and
Chief Executive Officer

Alexander C. Kinzler
President, Chief Operating Officer,
General Counsel and Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5103

BARNWELL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**72-0496921**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813-2833
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: **(808) 531-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.50 per share	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of a share of common stock on March 31, 2013 (the last business day of the registrant's most recently completed second fiscal quarter) was $14,961,000.

As of December 1, 2013 there were 8,277,160 shares of common stock outstanding.

Documents Incorporated by Reference

1. Proxy statement to be forwarded to stockholders on or about January 16, 2014 is incorporated by reference in Part III hereof.

TABLE OF CONTENTS

GLOSSARY OF TERMS

Defined below are certain terms used in this Form 10-K:

Terms	Definitions
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Barnwell	Barnwell Industries, Inc. and all majority-owned subsidiaries
Barnwell of Canada	Barnwell of Canada, Limited
Bbl(s)	stock tank barrel(s) of oil equivalent to 42 U.S. gallons
Boe	barrel of oil equivalent at the rate of 5.8 Mcf per Bbl of oil or NGL
FASB	Financial Accounting Standards Board
GAAP	U.S. generally accepted accounting principles
Gross	Total number of acres or wells in which Barnwell owns an interest; includes interests owned of record by Barnwell and, in addition, the portion(s) owned by others; for example, a 50% interest in a 320 acre lease represents 320 gross acres and a 50% interest in a well represents 1 gross well. In the context of production volumes, gross represents amounts before deduction of the royalty share due others.
Hualalai Investors	Hualalai Investors JV, LLC and Hualalai Investors II, LLC, collectively
InSite	InSite Petroleum Consultants Ltd.
Kaupulehu 2007	Kaupulehu 2007, LLLP
LIBOR	London Interbank Offer Rate
Mcf	1,000 cubic feet of natural gas at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit
Mcfe	Mcf equivalent at the rate of 1 Bbl = 5.8 Mcf
Net	Barnwell's aggregate interest in the total acres or wells; for example, a 50% interest in a 320 acre lease represents 160 net acres and a 50% interest in a well represents 0.5 net well. In the context of production volumes, net represents amounts after deduction of the royalty share due others.
NGL(s)	natural gas liquid(s)
SEC	United States Securities and Exchange Commission
Water Resources	Water Resources International, Inc.
WB	WB KD Acquisition, LLC
WBKD	WB KD Acquisition II, LLC

PART I

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Form 10-K, and the documents incorporated herein by reference, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. A forward-looking statement is one which is based on current expectations of future events or conditions and does not relate to historical or current facts. These statements include various estimates, forecasts, projections of Barnwell Industries, Inc.'s (referred to herein together with its subsidiaries as "Barnwell," "we," "our," "us" or the "Company") future performance, statements of Barnwell's plans and objectives and other similar statements. Forward-looking statements include phrases such as "expects," "anticipates," "intends," "plans," "believes," "predicts," "estimates," "assumes," "projects," "may," "will," "will be," "should," or similar expressions. Although Barnwell believes that its current expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such forward-looking statements will be achieved. Forward-looking statements involve risks, uncertainties and assumptions which could cause actual results to differ materially from those contained in such statements. Investors should not place undue reliance on these forward-looking statements, as they speak only as of the date of filing of this Form 10-K, and Barnwell expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are domestic and international general economic conditions, such as recessionary trends and inflation; domestic and international political, legislative, economic, regulatory and legal actions, including changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries; military conflict, embargoes, internal instability or actions or reactions of the governments of the United States and/or Canada in anticipation of or in response to such developments; interest costs, restrictions on production, restrictions on imports and exports in both the United States and Canada, the maintenance of specified reserves, tax increases and retroactive tax claims, royalty increases, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers' health and safety; the condition of Hawaii's real estate market, including the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, the condition of Hawaii's tourism industry and the level of confidence in Hawaii's economy; levels of land development activity in Hawaii; levels of demand for water well drilling and pump installation in Hawaii; the potential liability resulting from pending or future litigation; the Company's acquisition or disposition of assets; the effects of changed accounting rules under GAAP promulgated by rule-setting bodies; and the factors set forth under the heading "Risk Factors" in this Form 10-K, in other portions of this Form 10-K, in the Notes to Consolidated Financial Statements, and in other documents filed by Barnwell with the SEC. In addition, unpredictable or unknown factors not discussed in this report could also cause actual results to materially and adversely differ from those discussed in the forward-looking statements.

Unless otherwise indicated, all references to "dollars" in this Form 10-K are to United States dollars.

ITEM 1. BUSINESS

Overview

Barnwell was incorporated in Delaware in 1956 and fiscal 2013 represented Barnwell's 57th year of operations. Barnwell operates in the following four principal business segments:

- *Oil and Natural Gas Segment* - Barnwell engages in oil and natural gas exploration, development, production and sales in Canada.
- *Land Investment Segment* - Barnwell invests in land interests in Hawaii.
- *Contract Drilling Segment* - Barnwell provides well drilling services and water pumping system installation and repairs in Hawaii.
- *Residential Real Estate Segment* - Barnwell develops homes for sale in Hawaii.

Oil and Natural Gas Segment

Overview

Through our wholly-owned subsidiary, Barnwell of Canada, we are involved in the acquisition, exploration and development of oil and natural gas properties. Barnwell of Canada initiates and participates in exploratory and developmental operations for oil and natural gas on properties in which it has an interest and evaluates proposals by third parties with regard to participation in such exploratory and developmental operations elsewhere.

Operations

Barnwell's investments in oil and natural gas properties are located in Canada, principally in the province of Alberta, with lesser holdings in the provinces of Saskatchewan and British Columbia. These property interests are principally held under governmental leases or licenses. Under the typical Canadian provincial governmental lease, Barnwell must perform exploratory operations and comply with certain other conditions. Lease terms vary with each province, but, in general, the terms grant Barnwell the right to remove oil, natural gas and related substances subject to payment of specified royalties on production.

All exploratory and developmental operations are overseen by Barnwell's Calgary, Alberta staff and Barnwell's Chief Operating Officer located in Honolulu, along with senior management. In fiscal 2013, Barnwell participated in exploratory and developmental operations in Alberta and Saskatchewan, although Barnwell does not limit its consideration of exploratory and developmental operations to these areas.

Natural gas prices are typically higher in the winter than at other times due to increased heating demand. Oil prices are also subject to seasonal fluctuations, but to a lesser degree. Oil and natural gas unit sales are based on the quantity produced from the properties by the properties' operator.

Key Property

Barnwell's principal oil and natural gas property is located in the Dunvegan area of Alberta, Canada and is called the Dunvegan Unit. Barnwell holds an 8.9% working interest in the Dunvegan

Unit which, at September 30, 2013, had 220 producing natural gas wells. There were no wells drilled in the Dunvegan Unit in fiscal 2013.

In fiscal 2013, Dunvegan contributed 71% of Barnwell's net natural gas production, 91% of Barnwell's net natural gas liquids production, and 1% of Barnwell's net oil production, representing 55% of the Company's total net production on a Boe basis (320,000 Boe of a total 577,000 Boe). In fiscal 2013, Dunvegan contributed 32% of Barnwell's oil and natural gas revenues.

Dunvegan's proved natural gas reserves represented 5,255,000 net Mcf or 51% of our total proved natural gas reserves as of September 30, 2013. Dunvegan's proved oil and natural gas liquids reserves represented 195,000 net Bbl or 21% of our total proved oil and natural gas liquids reserves as of September 30, 2013. In total, as of September 30, 2013, Dunvegan's reserves represented 41% of the Company's net reserves on an Mcfe basis.

Preparation of Reserves Estimates

Barnwell's reserves are estimated by our independent petroleum reserve engineers, InSite. All information with respect to the Company's reserves in this Form 10-K is derived from the report of InSite. A copy of the report issued by InSite is filed with this Form 10-K as Exhibit 99.1. InSite has been the Company's independent petroleum reserve engineers for over 20 years.

The preparation of data used by the independent petroleum reserve engineers to compile our oil and natural gas reserves estimates is completed in accordance with various internal control procedures which include verification of data input into reserves evaluation software, reconciliations and reviews of data provided to the independent petroleum reserve engineers to ensure completeness, and management review controls, including an independent internal review of the final reserve report for completeness and accuracy.

Barnwell has a Reserves Committee consisting of five independent directors, the Company's President and Chief Operating Officer, and the Company's Executive Vice President and Chief Financial Officer. The Reserves Committee was established to ensure the independence of the Company's petroleum reserve engineers. The Reserves Committee is responsible for reviewing the annual reserve evaluation report prepared by the independent petroleum reserve engineering firm and ensuring that the reserves are reported fairly in a manner consistent with industry standards. The Reserves Committee meets annually to discuss reserves issues and policies and to meet with Company personnel and our independent petroleum reserve engineers.

Barnwell of Canada's President and Chief Operating Officer has primary responsibility for overseeing the preparation of the Company's reserves estimates by our independent petroleum reserve engineers; he is a licensed professional engineer with over 30 years of relevant experience in all facets of the oil and natural gas industry in Canada and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Reserves

The amounts set forth in the following table, based on InSite's evaluation of our reserves, summarize our estimated proved reserves of oil (including natural gas liquids) and natural gas as of September 30, 2013 on all properties in which Barnwell has an interest. All of Barnwell's proved reserves are developed; Barnwell has no proved undeveloped reserves as of September 30, 2013. All of our oil and natural gas reserves are located in Canada. These reserves are before deductions for indebtedness secured by the properties and are based on constant dollars. No estimates of total proved net oil or natural gas reserves have been filed with, or included in reports to, any federal authority or agency, other than the SEC, since October 1, 2012.

	September 30, 2013
Oil, including natural gas liquids (Bbls)	923,000
Natural gas (Mcf)	10,245,000
Total (Boe)	2,689,000

During fiscal 2013, Barnwell's total net proved developed reserves, including proved developed producing reserves, of oil and natural gas liquids decreased by 155,000 Bbls (14%) and total net proved developed reserves of natural gas decreased by 864,000 Mcf (8%).

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth Barnwell's "Estimated Future Net Revenues" from total proved oil, natural gas and natural gas liquids reserves and the present value of Barnwell's "Estimated Future Net Revenues" (discounted at 10%). Estimated future net revenues for total proved reserves are net of estimated future expenditures of developing and producing the proved reserves, and assume the continuation of existing economic conditions. Net revenues have been calculated using the average first-day-of-the-month price during the 12-month period ending in the reporting period and current costs, after deducting all royalties, operating costs, future estimated capital expenditures (including abandonment costs), and income taxes.

Undiscounted future net cash flows, after income taxes	$ 42,409,000
Standardized measure of discounted future net cash flows	$ 31,934,000*

* This amount does not purport to represent, nor should it be interpreted as, the fair value of Barnwell's natural gas and oil reserves. An estimate of fair value would also consider, among other items, the value of Barnwell's undeveloped land position, the recovery of reserves not presently classified as proved, anticipated future changes in oil and natural gas prices (these amounts were based on a natural gas price of $2.93 per Mcf and an oil price of $85.23 per Bbl for 2013) and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Oil and Natural Gas Production

The following table summarizes (a) Barnwell's net production for the last three fiscal years, based on sales of natural gas, oil and natural gas liquids, from all wells in which Barnwell has or had an interest, and (b) the average sales prices and average production costs for such production during the same periods. Production amounts reported are net of royalties. All of Barnwell's net production in fiscal 2013, 2012 and 2011 was derived in Canada, primarily in Alberta. For a discussion regarding our total annual production volumes, average sales prices, and related production costs, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year ended September 30,		
	2013	2012	2011
Annual net production:			
Natural gas liquids (Bbls)	**78,000**	91,000	93,000
Oil (Bbls)	**151,000**	168,000	157,000
Natural gas (Mcf)	**2,018,000**	2,753,000	2,950,000
Total (Boe)	**577,000**	734,000	759,000
Annual average sales price per unit of production:			
Bbl of natural gas liquids*	**$ 42.33**	$ 46.48	$ 49.23
Bbl of oil*	**$ 80.27**	$ 83.83	$ 84.96
Mcf of natural gas**	**$ 2.68**	$ 2.03	$ 3.42
Annual average production cost per Mcfe produced***	**$ 2.83**	$ 2.28	$ 2.41

* Calculated on revenues before royalty expense divided by gross production.

** Calculated on revenues net of pipeline charges before royalty expense divided by gross production.

*** Calculated on production costs, excluding natural gas pipeline charges, divided by the combined total production of natural gas liquids, oil and natural gas.

Capital Expenditures

Barnwell invested $5,662,000 in oil and natural gas properties during fiscal 2013, including accrued capital expenditures and excluding additions and revisions to estimated asset retirement obligations, of which $250,000 (4%) was for acquisition of oil and natural gas leases, $1,485,000 (26%) was for exploration costs and $3,927,000 (70%) was for development of oil and natural gas properties.

Capital expenditures for pipeline improvements and plant upgrades totaled $1,441,000 in the Dunvegan area in fiscal 2013. No wells were drilled in the Dunvegan area in fiscal 2013.

Capital expenditures totaled $642,000 in the Marengo area of Saskatchewan in fiscal 2013. One gross (1.0 net) oil well was drilled in fiscal 2013 which was dry.

Capital expenditures totaled $623,000 in the Mantario area of Saskatchewan in fiscal 2013. One gross (0.4 net) oil well was drilled in fiscal 2013 which was successful and producing at September 30, 2013.

Capital expenditures totaled $620,000 in the Wood River area of Alberta in fiscal 2013. Five gross (0.4 net) oil wells were drilled in fiscal 2013 all of which were successful and on production at September 30, 2013.

Capital expenditures totaled $560,000 in the Seagram Lake area of Saskatchewan in fiscal 2013. One gross (0.5 net) oil well was drilled in fiscal 2013 which was initially successful and producing but is now not considered economical and was shut in at September 30, 2013.

Capital expenditures totaled $582,000 in the Chigwell area in fiscal 2013 for equipping costs for a well drilled in the prior year. The well was initially successful and producing at September 30, 2013 but is not considered economical and will likely be shut in.

Well Drilling Activities

During fiscal 2013, Barnwell participated in the drilling of seven development wells, six of which are producing and one which management believes is uneconomic. Barnwell participated in the drilling of one exploratory well which was a dry hole. Of the eight wells Barnwell participated in the drilling of during fiscal 2013, two gross (1.5 net) wells were on prospects developed by Barnwell.

The following table sets forth more detailed information with respect to the number of exploratory ("Exp.") and development ("Dev.") wells drilled for the fiscal years ended September 30, 2013, 2012 and 2011 in which Barnwell participated. All wells were drilled in Canada.

	Productive Oil Wells		Productive Gas Wells		Total Productive Wells		Dry Holes		Total Wells	
	Exp.	Dev.	Exp.	Dev.	Exp.	Dev.	Exp.	Dev.	Exp.	Dev.
2013										
Gross	-	**6.0**	-	-	-	**6.0**	**1.0**	**1.0**	**1.0**	**7.0**
Net	-	**0.8**	-	-	-	**0.8**	**1.0**	**0.5**	**1.0**	**1.3**
2012										
Gross	1.0	5.0	-	-	1.0	5.0	-	2.0	1.0	7.0
Net	0.5	1.2	-	-	0.5	1.2	-	1.3	0.5	2.5
2011										
Gross	-	9.0	-	7.0	-	16.0	1.0	1.0	1.0	17.0
Net	-	2.8	-	0.6	-	3.4	0.5	0.5	0.5	3.9

At September 30, 2013, Barnwell was not in the process of drilling any oil or natural gas wells.

Productive Wells

As of September 30, 2013, Barnwell had interests in 684 gross (77.0 net) productive wells, of which 173 gross (31.9 net) were oil wells and 511 gross (45.1 net) were natural gas wells. Eight natural gas wells and one oil well have dual or multiple completions. All wells were in Canada.

Developed Acreage and Undeveloped Acreage

The following table sets forth the gross and net acres of both developed and undeveloped oil and natural gas leases which we held as of September 30, 2013.

	Developed Acreage*		Undeveloped Acreage*		Total*	
Location	Gross	Net	Gross	Net	Gross	Net
Canada	241,432	40,073	145,036	42,723	386,468	82,796

* "Developed Acreage" includes the acres covered by leases upon which there are one or more producing wells. "Undeveloped Acreage" includes acres covered by leases upon which there are no producing wells and which are maintained by the payment of delay rentals or the commencement of drilling thereon.

Forty-one percent of Barnwell's undeveloped acreage is not subject to expiration at September 30, 2013. The 59% of Barnwell's leasehold interests in undeveloped acreage subject to expiration expire over the next four fiscal years, if not developed, as follows: 16% expire during fiscal 2014; 16% expire during fiscal 2015; 39% expire during fiscal 2016; and 29% expire during fiscal 2017. There can be no assurance that Barnwell will be successful in renewing its leasehold interests in the event of expiration.

Barnwell's undeveloped acreage includes concentrations in these areas of Alberta: Dunvegan (7,721 net acres), Thornbury (5,949 net acres) and Bonanza/Balsam (2,296 net acres) and in the following area of Saskatchewan: Seagram Lakes (3,512 net acres).

Marketing of Oil and Natural Gas

Barnwell sells substantially all of its oil and natural gas liquids production under short-term contracts between itself and marketers of oil. The price of oil and natural gas liquids is freely negotiated between buyers and sellers and is largely determined by the world price for oil, which is principally denominated in U.S. dollars.

Natural gas sold by Barnwell is generally sold under short-term contracts with prices indexed to market prices. The price of natural gas is freely negotiated between buyers and sellers and is principally determined for Barnwell by western Canadian/Midwestern U.S. prices for natural gas. In fiscal 2013 and 2012, Barnwell took virtually all of its oil, natural gas liquids, and natural gas "in kind" where Barnwell markets the products instead of having the operator of a producing property market the products on Barnwell's behalf.

We sell oil, natural gas and natural gas liquids to a variety of energy marketing companies. Because our products are commodities for which there are numerous marketers, we are not dependent upon one purchaser or a small group of purchasers. Accordingly, the loss of any single purchaser would not materially affect our revenue.

In fiscal 2013, over 90% of Barnwell's oil and natural gas revenues were from products sold at spot prices.

Governmental Regulation

The jurisdictions in which the oil and natural gas properties of Barnwell are located have regulatory provisions relating to permits for the drilling of wells, the spacing of wells, the prevention of oil and natural gas waste, allowable rates of production and other matters. The amount of oil and natural gas produced is subject to control by regulatory agencies in each province that periodically assign allowable rates of production. The province of Alberta and Government of Canada also monitor and regulate the volume of natural gas that may be removed from the province and the conditions of removal.

There is no current government regulation of the price that may be charged on the sale of Canadian oil or natural gas production. Canadian natural gas production destined for export is priced by market forces subject to export contracts meeting certain criteria prescribed by Canada's National Energy Board and the Government of Canada.

Different royalty rates are imposed by the provincial governments, the Government of Canada and private interests with respect to the production and sale of oil, natural gas and natural gas liquids. In addition, provincial governments receive additional revenue through the imposition of taxes on oil and natural gas owned by private interests within the province. Essentially, provincial royalties are calculated as a percentage of revenue and vary depending on production volumes, selling prices and the date of discovery.

Eighty-nine percent of Barnwell's gross revenues are derived from properties located within Alberta.

The province of Alberta charges oil and natural gas producers a royalty for production in Alberta. The province of Alberta determines its royalty share of natural gas and oil by using reference prices that average all natural gas sales and oil sales, respectively, in Alberta. Barnwell also pays gross overriding royalties and leasehold royalties on a portion of its natural gas and oil sales to parties other than the province of Alberta.

Under Alberta's New Royalty Framework ("NRF"), as amended effective January 1, 2011, royalty rates operate on a sliding rate formula sensitive to the price and production volumes of conventional oil and natural gas. The maximum royalty rate for conventional oil is 40% and the maximum royalty rate for natural gas is 36%. The price-sensitive maximum is reached for oil when oil is selling at or above $120.00 Canadian dollars per barrel and for natural gas when natural gas is selling at or above $17.50 Canadian dollars per Mcf. Additionally, there is a new well royalty rate maximum of 5% for both new conventional oil and natural gas wells for up to 12 months after the start of production. In both fiscal 2013 and 2012, 74% of royalties related to Alberta government charges and 26% of royalties related to freehold, override and other charges which are not directly affected by the NRF.

In November 2008, the Alberta government announced a one-time option of selecting new transitional rates or NRF rates when drilling a new natural gas or conventional oil well 1,000 to 3,500 meters in depth. All wells drilled between January 1, 2009 and December 31, 2013 that adopt the transitional rates will be shifted to the NRF on January 1, 2014. All of Barnwell's wells in existence at January 1, 2009 in Alberta pay royalties under the NRF and all commercial wells drilled since January 1, 2009 adopted the transitional royalty rates.

In fiscal 2013, the weighted-average royalty rate paid on all of Barnwell's natural gas was 12%. The weighted-average rate of all royalties paid to governments and others on natural gas from the Dunvegan Unit, Barnwell's principal natural gas property, was 6% in fiscal 2013.

In fiscal 2013, the weighted-average royalty rate paid on oil was 23%.

The Alberta Energy Regulator ("AER") revised its Licensee Liability Rating ("LLR") program in fiscal 2013 to incorporate revised abandonment and reclamation cost estimates and adjusted asset values to reflect revised netbacks, gas shrinkage and oil equivalent volumes. Similar changes are being phased in over time with the next revisions occurring in May 2014 and May 2015. Under the LLR program, the AER calculates a Liability Management Ratio ("LMR") for a company based on the ratio of the company's deemed assets over its deemed liabilities. Companies with a LMR less than 1.0 are required to deposit funds with the AER to cover future deemed liabilities. At September 30, 2013, the Company had sufficient deemed asset value that no security deposit was due. A requirement to provide security deposit funds to the AER in the future would result in the diversion of operating cash flows that could otherwise be used to fund oil and natural gas reserve replacement efforts, which could in turn have a material adverse effect on our business, financial condition and results of operations.

During fiscal 2008, the Canadian government enacted reductions in the corporate tax rate for calendar year 2012 from 18.5% to 15%. There was no enactment of a reduction in Canadian tax rates during fiscal 2012 or 2013.

Competition

Barnwell competes in the sale of oil and natural gas on the basis of price and on the ability to deliver products. The oil and natural gas industry is intensely competitive in all phases, including the exploration for new production and reserves and the acquisition of equipment and labor necessary to conduct drilling activities. The competition comes from numerous major oil companies as well as numerous other independent operators. There is also competition between the oil and natural gas industry and other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers. Barnwell is a minor participant in the industry and competes in its oil and natural gas activities with many other companies having far greater financial, technical and other resources.

Land Investment Segment

Overview

Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership that owns interests in leasehold land at Kaupulehu, located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii.

Kaupulehu 2007, a Hawaii limited liability limited partnership 80%-owned by Barnwell, owns two residential parcels held for investment in the Kaupulehu area. See Residential Real Estate Segment for a discussion of Kaupulehu 2007's luxury residence for sale.

Barnwell owns acquisition rights as to 14 lots in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway. The acquisition rights give Barnwell the right to acquire 14 residential lots, which may be developed on the Mauka Lands. These leasehold lands are currently classified as agricultural by the state of Hawaii and, accordingly, the developer of these lands, Hualalai Investors, will need to pursue both state and county of Hawaii approvals for reclassification and rezoning to permit the development of residential lots and negotiate development terms. Due to heightened uncertainty regarding the likelihood of development of the Mauka Lands, and accordingly, the corresponding impact of such conditions on the Company's ability to recover its investment in lot acquisition rights, the Company wrote off its remaining investment in fiscal 2012.

Operations

In the 1980s, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of the Four Seasons Resort Hualalai at Historic Ka'upulehu and Hualalai Golf Club, which opened in 1996, a second golf course, and single-family and multi-family residential units. These projects were developed by an unaffiliated entity on leasehold land acquired from Kaupulehu Developments.

Between 1993 and 2001, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of single-family and multi-family residential units, a golf course and a limited commercial area on approximately 870 leasehold acres, known as Lot 4A, zoned for resort/residential development, located adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka'upulehu.

In 2004 and 2006, Kaupulehu Developments transferred its leasehold interest in the aforementioned approximately 870 acres in two increments ("Increment I" and "Increment II") to WB and WBKD and received closing payments of $11,550,000 and $10,000,000, respectively. WB and WBKD are entities not affiliated with Barnwell and its subsidiaries. WB and WBKD are affiliated with RP-Hualalai Investors, LLC, a managing member of Hualalai Investors, and Westbrook Partners, developers of Kuki'o Resort located adjacent to Hualalai Resort.

Increment I is an area planned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean. The lots within Increment I consist of two phases. Phase I consists of 38 completed single-family lots (23 ocean front lots and 15 ocean view lots) and Phase II is planned for 42 single-family lots. The developer began marketing some of the 42 single-family lots in Phase II in 2012. The Company cannot predict when or if WB will complete the remaining single-family lots in Phase II. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. Increment II is the remaining portion of the approximately 870-acre property, is zoned for single-family and multi-family residential units and a golf course and clubhouse, and is not yet developed.

Kaupulehu Developments is entitled to receive payments from WB based on the following percentages of the gross receipts from WB's sales of single-family residential lots in Increment I: 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. In fiscal 2013, one single-family lot in Phase II of Increment I was sold bringing the total amount of gross proceeds from single-family lot sales through September 30, 2013 to $153,000,000. As of September 30, 2013, 31 of the 38 single-family lots in Phase I of Increment I and one of the 42 single-family lots in Phase II of Increment I have been sold.

Kaupulehu Developments is entitled to receive payments from WBKD based on a percentage of the sales price of WBKD's sales of residential lots or units in Increment II ranging from 8% to 10% of the price of improved or unimproved lots or 2.60% to 3.25% of the price of units constructed on a lot, to be determined in the future depending upon a number of variables, including whether the lots are sold prior to improvement. Kaupulehu Developments is also entitled to receive up to $8,000,000 in additional payments after the members of WBKD have received distributions equal to the capital they invested in the project.

Competition

Barnwell's land investment segment is subject to intense competition in all phases of its operations including the acquisition of new properties, the securing of approvals necessary for land rezoning, and the search for potential buyers of property interests presently owned. The competition comes from numerous independent land development companies and other industries involved in land investment activities. The principal factors affecting competition are the location of the project and pricing. Barnwell is a minor participant in the land development industry and competes in its land investment activities with many other entities having far greater financial and other resources.

Contract Drilling Segment

Overview

Barnwell's wholly-owned subsidiary, Water Resources, drills water, water monitoring and geothermal wells of varying depths in Hawaii, installs and repairs water pumping systems, and is the state of Hawaii's distributor for Floway pumps and equipment.

Operations

Water Resources owns and operates one Spencer-Harris portable rotary drilling rig capable of drilling up to approximately 7,000 feet, an IDECO H-35 rotary drilling/workover rig, two GEFCO SS-40-T portable rotary drilling rigs, a National T-32 drilling rig, and other ancillary drilling equipment. Water Resources also owns and operates one Walker Neer P-15-A and one Franks double drum service rig for deep set pump removal, installations and repairs. Additionally, Water Resources leases a three-quarter of an acre maintenance facility in Honolulu, Hawaii, a one acre maintenance and storage facility with 2,800 square feet of interior space in Kawaihae, Hawaii, and a one acre equipment storage yard in Waimea, Hawaii, and maintains an inventory of drilling materials and pump supplies.

Water Resources currently operates in Hawaii and is not subject to seasonal fluctuations. The demand for Water Resources' services is primarily dependent upon land development activities in Hawaii. Water Resources markets its services to land developers and government agencies, and identifies potential contracts through public notices, its officers' involvement in community activities and referrals. Contracts are usually fixed price per lineal foot drilled or day rate contracts and are negotiated with private entities or obtained through competitive bidding with private entities or local, state and federal agencies. Contract revenues are not dependent upon the discovery of water, geothermal production zones or other similar targets, and contracts are not subject to renegotiation of profits or termination at the election of the governmental entities involved. Contracts provide for arbitration in the event of disputes.

In fiscal 2013, Water Resources started three well drilling and eight pump installation and repair contracts and completed three well drilling and seven pump installation and repair contracts. Two of the three well drilling and three of the seven pump installation and repair contracts were started in the prior year. Fifty-eight percent of well drilling and pump installation and repair jobs, representing 31% of total contract drilling revenues in fiscal 2013, have been pursuant to government contracts.

At September 30, 2013, Water Resources had a backlog of three well drilling and eight pump installation and repair contracts, of which two well drilling and five pump installation and repair contracts were in progress as of September 30, 2013.

The approximate dollar amount of Water Resources' backlog of firm well drilling and pump installation and repair contracts at December 1, 2013 and 2012 was as follows:

	December 1,	
	2013	2012
Well drilling	**$ 6,200,000**	$ 400,000
Pump installation and repair	**600,000**	920,000
	$ 6,800,000	$ 1,320,000

Of the contracts in backlog at December 1, 2013, $4,900,000 is expected to be recognized as revenue in fiscal year 2014.

Competition

Water Resources competes with other drilling contractors in Hawaii, some of which use drill rigs similar to Water Resources' drilling rigs. These competitors are also capable of installing and repairing vertical turbine and submersible water pumping systems in Hawaii. These contractors compete actively with Water Resources for government and private contracts. Pricing is Water Resources' major method of competition; reliability of service is also a significant factor.

Competitive pressures are expected to remain high, thus there is no assurance that the quantity or values of available or awarded jobs which occurred in fiscal 2013 will continue.

Residential Real Estate Segment

Overview

Kaupulehu 2007 develops luxury residences for sale.

Operations

We began our homebuilding business in fiscal 2007 when Kaupulehu 2007 purchased two parcels in the Lot 4A Increment I area of Kaupulehu from WB. Construction of the two homes commenced in fiscal 2007 and was completed in fiscal 2009. During fiscal 2012, one of the homes developed by Kaupulehu 2007 was sold. At September 30, 2013, Kaupulehu 2007 owned one luxury residence that is available for sale and did not have any homes under construction. This home is a 5-bedroom, 6.5-bath ranch-style home and is 6,275 square feet in size. Construction of additional homes will depend upon the timing and extent of changes in market conditions and the ability of the Company to obtain financing for such projects.

Competition

Barnwell's residential real estate segment is subject to intense competition in all phases of its operations including the acquisition of land, the building of residential homes, including the need for raw materials and skilled labor, and the search for potential purchasers of completed homes. The competition comes from numerous independent real estate developers. The principal factors affecting competition are the location of the project, reputation, design, quality and pricing. Kaupulehu 2007 is a newcomer and a minor participant in the residential real estate industry and competes with many other entities having far greater financial and other resources.

Financial Information About Industry Segments and Geographic Areas

Note 13 in the "Notes to Consolidated Financial Statements" in Item 8 contains information on our segments and geographic areas.

Employees

As of December 1, 2013, Barnwell employed 43 individuals; 41 on a full time basis and 2 on a part time basis.

Environmental Costs

Barnwell is subject to extensive environmental laws and regulations. Federal, state, and Canadian governmental agencies issue rules and regulations and enforce laws to protect the environment which are often difficult and costly to comply with and which carry substantial penalties for failure to comply, particularly in regard to the discharge of materials into the environment. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

For further information on environmental remediation, see the Contingencies section included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data."

Available Information

We are required to file annual, quarterly and current reports and other information with the SEC. These filings are not deemed to be incorporated by reference in this report. You may read and copy any document filed by us at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at www.sec.gov. Furthermore, we maintain an internet site at www.brninc.com. We make available on our internet website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as practicable after we electronically file such reports with, or furnish them to, the SEC. The contents of these websites are not incorporated into this filing. Furthermore, the Company's references to URLs for these websites are intended to be textual references only.

ITEM 1A. RISK FACTORS

The business of Barnwell and its subsidiaries face numerous risks, including those set forth below or those described elsewhere in this Form 10-K or in Barnwell's other filings with the SEC. The risks described below are not the only risks that Barnwell faces. If any of the following risk factors should occur, our profitability, financial condition or liquidity could be materially impacted.

Entity-Wide Risks

The continued economic slowdown and depressed prices for natural gas may have impacts on our business and financial condition that we currently cannot predict.

The economic slowdown has affected demand for oil and natural gas, luxury real estate, and water well drilling and pump installation services. Additionally, the discovery and availability of natural gas from shale has resulted in an oversupply of natural gas in North America. Absent a sufficient increase in natural gas and/or oil prices, it is unlikely that future oil and natural gas operating cash flows will be sufficient to fund the capital expenditure levels necessary to maintain current production and reserve levels.

If Barnwell's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Company. Inability to access sufficient capital and credit, in combination with insufficient operating cash flows and land investment sales proceeds, will result in continuing decreases in oil and natural gas reserves that in turn will result in a decline in cash flows from oil and natural gas production to amounts that are insufficient to cover ongoing expenses and debt service requirements.

Our future level of indebtedness and the terms of our financing arrangements may adversely affect our operations, financial condition and limit our growth.

At September 30, 2013, we had borrowings under our credit facility and real estate loan of approximately $16.6 million. In the ordinary course of business, we may incur significant additional debt in order to fund future capital expenditures, acquisitions and homebuilding activities.

The terms of our credit facility and real estate loan impose restrictions on our ability and, in some cases, the ability of our subsidiaries to take a number of actions that we may otherwise desire to take, including one or more of the following:

- incurring additional debt, including guarantees of indebtedness;
- making investments;
- creating liens on our assets; and
- selling assets.

Our level of indebtedness and the covenants contained in our financing agreements could have important consequences. For example, they could:

- limit our ability to obtain future financing, through equity offerings or debt financings, for working capital, capital expenditures, acquisitions, refinancing of indebtedness or general corporate and other activities;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing our ability to use our cash flow for other purposes (i.e., working capital, capital expenditures, and other general business activities);
- limit our flexibility in planning for, or reacting to, the changes in our business;
- subject us to higher costs and more restrictive covenants in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes, if additional financing is obtained;
- make us vulnerable to increases in interest rates as our credit facilities are subject to variable interest rates;
- detract from our ability to successfully withstand a downturn in our business or the economy generally;
- place us at a competitive disadvantage because we have more debt than some of our competitors; and
- make us more vulnerable to general economic downturns and adverse developments in our industries, especially declines in oil and natural gas prices, and the economy in general.

We may incur additional debt, including significant secured indebtedness, or issue additional stock in order to fund capital expenditures, make future acquisitions, and develop our properties. A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and natural gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our Canadian revolving credit facility is subject to periodic redetermination. A decrease in the facility could require us to repay indebtedness in excess of the borrowing base, or we may need to further secure the lenders with additional collateral. Furthermore, our real estate loan agreement contains provisions requiring us to maintain compliance with a consolidated debt service coverage ratio of not less than 1.20 to 1 and a consolidated total liabilities to tangible net worth ratio not to exceed 1.85 to 1. Noncompliance with any of the ratios could result in the need to pay down all or a portion of the outstanding borrowings before their scheduled due dates.

The price of our common stock has been volatile and could continue to fluctuate substantially.

The market price of our common stock has been volatile and could fluctuate based on a variety of factors, including:

- fluctuations in commodity prices;
- variations in results of operations;
- announcements by us and our competitors;
- legislative or regulatory changes;
- general trends in the industry;
- general market conditions; and
- analysts' estimates and other events in the oil and natural gas industry.

Failure to retain key personnel could hurt our operations.

We require highly skilled and experienced personnel to operate our business. In addition to competing in highly competitive industries, we compete in a highly competitive labor market. Our business could be adversely affected by an inability to retain personnel or upward pressure on wages as a result of the highly competitive labor market.

A small number of stockholders, including our executive officers, own a significant amount of our common stock and have influence over our business regardless of the opposition of other stockholders.

As of September 30, 2013, four of our stockholders, including two of our executive officers, held approximately 44% of our outstanding common stock. The interests of one or more of these stockholders may not always coincide with the interests of other stockholders. These stockholders have significant influence over all matters submitted to our stockholders, including the election of our directors, and could accelerate, delay, deter or prevent a change of control of the Company. The significant stockholders who also are executive officers could significantly affect our business, policies and affairs.

Adverse changes in actuarial assumptions used to calculate retirement plan costs due to economic or other factors, or lower returns on plan assets could adversely affect Barnwell's results and financial condition.

Retirement plan cash funding obligations and plan expenses and obligations are subject to a high degree of uncertainty and could increase in future years depending on numerous factors, including the performance of the financial markets, specifically the equity markets, and the levels of interest rates.

We are involved as a passive minority-interest partner in joint ventures and are subject to risks associated with joint venture partnerships.

We are involved as a passive minority-interest partner in joint venture relationships and may initiate future joint venture projects. Entering into a joint venture as a passive minority-interest partner involves certain risks which include:

- the need to contribute funds to the joint venture to support its operating and capital needs;
- the inability to exercise voting control over the joint venture;
- economic or business interests which are not aligned with our venture partners, including the holding period and timing of ultimate sale of the ventures' underlying assets; and
- the inability for the venture partner to fulfill its commitments and obligations due to financial or other difficulties.

Risks Related to Oil and Natural Gas Segment

The oil and natural gas industry is highly competitive.

We compete for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than we do. Some of these organizations explore for, develop and produce oil and natural gas, carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of our competitors may have competitive resources that are greater and more diverse than ours. Furthermore, many of our competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing prices and production levels, the cost and availability of alternative fuels and the application of government regulations. If our competitors are able to capitalize on these competitive resources, it could adversely affect our revenues.

Oil and natural gas prices are volatile. Our results of operations and financial condition are highly dependent on the prices of and demand for our oil and natural gas production.

Oil and natural gas prices are volatile and have fluctuated widely during recent years in response to many factors that are beyond our control. These factors include, but are not limited to, changes in supply and demand, market uncertainty, weather, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Any decline in oil or natural gas prices may have a material adverse effect on our operations, financial condition, operating cash flows, borrowing ability, reserves, and the amount of capital that we are able to allocate for the development of oil and natural gas reserves and future growth.

Energy prices are also subject to other political and regulatory actions outside our control, which may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, or actions or reactions of the government of the United States in anticipation of or in response to such developments.

Additionally, we follow the full cost method of accounting for costs related to our oil and natural gas properties. Under this method, the net book value of properties less related deferred income taxes, may not exceed a calculated "ceiling," which is based upon the estimated after tax discounted future net cash flows from proved oil and natural gas properties. The excess, if any, of the net book value above the ceiling is required to be written off as an expense. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates" for further details. A sufficient decline in oil or natural gas prices or other factors, without other mitigating circumstances, could result in future reductions of the carrying value of our oil and natural gas properties and an equivalent charge to earnings.

An increase in operating costs or a decline in our production level greater than anticipated could have a material adverse effect on our results of operations and financial condition.

Higher operating costs for our properties will directly decrease the amount of cash flow received by us. Electricity, supplies, and labor costs are a few of the operating costs that are susceptible to material fluctuation. The need for significant repairs and maintenance of infrastructure may increase as our properties age. A significant increase in operating costs could result in materially lower operating margin and cash flow.

The level of production from our existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control. A significant decline in our production could result in materially lower revenues and cash flow.

Our operating results are affected by our ability to market the oil and natural gas that we produce.

Our business depends in part upon the availability, proximity and capacity of oil and natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and natural gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of our production, overall production or realized prices may decline.

We are not the operator and have limited influence over the operations of the majority of our oil and natural gas properties.

We hold minority interests in the majority of our oil and natural gas properties. As a result, we cannot control the pace of exploration or development, major decisions affecting the drilling of wells or the plan for development and production at non-operated properties, although contract provisions give Barnwell certain consent rights in some matters. The operator's influence over these matters can affect the pace at which we incur capital expenditures. Additionally, as certain underlying joint venture data is not accessible to us, we depend on the operators at non-operated properties to provide us with reliable accounting information.

We are dependent upon future discoveries or acquisitions of oil and natural gas to maintain our reserves.

We actively explore for oil and natural gas reserves. However, future exploration and drilling results are uncertain and may involve substantial costs. Despite this uncertainty or potential cost, discoveries or acquisitions of additional reserves are needed to avoid a material decline in reserves and production. As a result, future oil and natural gas reserves may be dependent on our success in exploiting existing properties and acquiring additional reserves. If our access to capital becomes limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline.

Future oil and natural gas segment taxable income could vary significantly from estimates, which could in turn result in the inability to realize a portion or all of our deferred tax assets for which no valuation allowance has been provided.

Our deferred tax assets include liabilities accrued for books but not for tax under Canadian tax law. Our ability to realize these deferred tax assets is based upon long-term estimates of future Canadian taxable income. If new operational strategies and estimates of oil and natural gas drilling success do not materialize as planned and the levels and timing of future taxable income and liability payments differ sufficiently from our estimates, or if negative evidence of future realizability cannot be overcome despite our plans and estimates, some or all of these deferred tax assets would not be deemed realizable, which in turn could have a material adverse effect on our financial condition and results of operations.

Actual reserves will vary from reserve estimates.

Estimating reserves is inherently uncertain and the reserves estimation process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data. The reserve data and standardized measures set forth herein are only estimates. Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material. The estimation of reserves involves a number of factors and assumptions, including, among others:

- oil and natural gas prices as prescribed by SEC regulations;
- historical production from our wells compared with production rates from similar producing wells in the area;
- future commodity prices, production and development costs, royalties and capital expenditures;
- initial production rates;
- production decline rates;
- ultimate recovery of reserves;
- success of future development activities;
- marketability of production;
- effects of government regulation; and
- other government levies that may be imposed over the producing life of reserves.

If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

Delays in business operations could adversely affect our distributions.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

- restrictions imposed by lenders;
- accounting delays;
- delays in the sale or delivery of products;
- delays in the connection of wells to a gathering system;
- blowouts or other accidents;
- adjustments for prior periods;
- recovery by the operator of expenses incurred in the operation of the properties; and
- the establishment by the operator of reserves for these expenses.

Any of these delays could expose us to additional third party credit risks.

The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others.

While we maintain reserves for anticipated liabilities and carry various levels of insurance, we could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings. We cannot fully protect against all of the risks listed above, nor are all of these risks insurable. There is no assurance that any applicable insurance or indemnification agreements will adequately protect us against liability for the risks listed above. We could face substantial losses if an event occurs for which we are not fully insured or are not indemnified against or a customer or insurer fails to meet its indemnification or insurance obligations. In addition, there can be no assurance that insurance will continue to be available to cover any or all of these risks, or, even if available, that insurance premiums or other costs will not rise significantly in the future, so as to make the cost of such insurance prohibitive.

We may incur material costs to comply with or as a result of health, safety, and environmental laws and regulations.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A violation of that legislation may result in the imposition of fines or the issuance of "clean up" orders. Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. Although we have recorded a provision in our financial statements relating to our estimated future environmental and reclamation obligations that we believe is reasonable, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

For wells and facilities in the Province of Alberta, the Alberta Energy Regulator ("AER") tracks each licensee's deemed asset value and estimated abandonment and reclamation liabilities, and imposes a security deposit on operators whose estimated liabilities exceed their deemed asset value. At September 30, 2013, the Company had sufficient deemed asset value that no security deposit was due. A requirement to provide security deposit funds to the AER in the future would result in the diversion of operating cash flows that could otherwise be used to fund oil and natural gas reserve replacement efforts, which could in turn have a material adverse effect on our business, financial condition and results of operations.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period could negatively impact our cash flow. Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

We may have difficulty funding our planned capital expenditures, which could have an adverse effect on our business.

We make and expect to continue to make capital expenditures in our exploration and development projects. Without adequate capital resources, our drilling and other activities may be limited and our business, financial condition and results of operations may suffer. We may not be able to generate sufficient operating cash flows or secure necessary financing on reasonable terms or at all and financing may not continue to be available to us under our existing financing arrangements. If capital resources are unavailable, we may be forced to curtail our drilling, development and other activities or be forced to sell some of our assets under untimely or unfavorable terms. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to domestic and foreign government regulation and other risks, particularly in Canada and the United States.

Barnwell's oil and natural gas operations are affected by political developments and laws and regulations, particularly in Canada and the United States, such as restrictions on production, restrictions on imports and exports, the maintenance of specified reserves, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers' health and safety. Further, the right to explore for and develop oil and natural gas on lands in Alberta, Saskatchewan and British Columbia is controlled by the governments of each of those provinces. Changes in royalties and other terms of provincial leases, permits and reservations may have a substantial effect on Barnwell's operations. We derive a significant portion of our revenues from our operations in Canada. In fiscal 2013, we derived 89% of our revenues from operations in Canada.

Additionally, our ability to compete in the Canadian oil and natural gas industry may be adversely affected by governmental regulations or other policies that favor the awarding of contracts to contractors in which Canadian nationals have substantial ownership interests. Furthermore, we may face governmentally imposed restrictions or fees from time to time on the transfer of funds to the U.S.

Government regulations control and often limit access to potential markets and impose extensive requirements concerning employee safety, environmental protection, pollution control and remediation of environmental contamination. Environmental regulations, in particular, prohibit access to some markets and make others less economical, increase equipment and personnel costs and often impose liability without regard to negligence or fault. In addition, governmental regulations may discourage our customers' activities, reducing demand for our products and services.

Compliance with foreign tax and other laws may adversely affect our operations.

Tax and other laws and regulations are not always interpreted consistently among local, regional and national authorities. Income tax laws, other legislation or government incentive programs relating to the oil and natural gas industry may in the future be changed or interpreted in a manner that adversely affects us and our stockholders. It is also possible that in the future we will be subject to disputes concerning taxation and other matters in Canada, including the manner in which we calculate our income for tax purposes, and these disputes could have a material adverse effect on our financial performance.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets or property, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Risks Related to Land Investment Segment

The market value of our real estate interests could decline, which may require write-downs of the carrying value of our residential lots held for investment to its estimated fair value. Any write-downs would negatively impact our results of operations.

The market value of residential lots can fluctuate significantly as a result of changing economic market conditions. Economic conditions in the United States and the world have improved in recent years but the recovery remains weak, which puts continued pressure on consumer confidence for residential real estate. These challenging market conditions are expected to continue for the foreseeable future and may deteriorate. Prevailing market conditions may significantly influence the market value of our residential parcels held for investment. In the event of changes in economic or market conditions, we may have to sell the residential lots at lower margins or at a loss, or we may be required to write-down the carrying value of our residential parcels held for investment. Such write-downs would have a negative impact on our results of operations.

Our real estate business is concentrated in the state of Hawaii. As a result, our financial results are dependent on the economic growth and health of Hawaii, particularly the island of Hawaii.

Barnwell's land investment segment is impacted by the condition of Hawaii's real estate market, which is affected by Hawaii's economy and Hawaii's tourism industry, as well as the United

States and world economies in general. Any future cash flows from Barnwell's land development activities are subject to, among other factors, the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, and the level of confidence in Hawaii's economy.

Receipt of future percentage of sales payments is dependent upon the developer's continued efforts to develop and market the property.

We are entitled to receive future payments based on a percentage of the sales prices of residential homes and lots within approximately 870 acres in the Kaupulehu area. However, in order to collect such percentage of sales payments we are reliant upon an unaffiliated third party developer to continue to develop and market the homes and lots. The receipt of future percentage of sales payments could be jeopardized if the developer fails to proceed with development and marketing of the property.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our ability to develop and sell properties or realize income from our projects. The occurrence of a natural disaster could also cause property and flood insurance rates and deductibles to increase, which could reduce demand for our properties.

Increases in interest rates, tightening of lending standards and decreases, limitations or restrictions in the availability of mortgage financing and other economic factors outside our control, such as consumer confidence and declines in employment levels could lead to slowed home sales, which could adversely affect our revenues and earnings.

The United States residential mortgage market continues to experience disruption. Mortgage interest rates have been experiencing significant volatility and contributed to the challenging market conditions faced by us and the industry. In addition, as a result of increased default rates and other factors, the willingness of many lenders to make home mortgage loans has decreased and lenders have tightened their lending standards. The volatility in interest rates, the decrease in the willingness of lenders to make home mortgage loans, and the tightening of lending standards have made it more difficult for some potential buyers to finance the purchase of homes. Potential buyers may not be able to obtain acceptable financing to purchase residential lots within the Kaupulehu area, leading to further declines in the market for homes. Even if potential buyers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. Any limitations or restrictions on the availability of mortgage financing or interest rate increases could reduce residential lot sales and adversely affect our sales, which would reduce our revenues.

Our business is subject to extensive regulation which makes it difficult and expensive for us to conduct our operations.

We are subject to a wide variety of federal, state and local laws and regulations relating to land use and development and to environmental compliance and permitting obligations, including those related to the use, storage, discharge, emission, and disposal of hazardous materials. In most cases, approval to develop requires multiple permits which involve a long, uncertain and costly regulatory process. Any failure to comply with these laws could result in capital or operating expenditures or the imposition of severe penalties or restrictions on operations that could adversely affect present and future operations, or jeopardize our ability to sell the leasehold interest currently held.

If required land use entitlements are not obtained at reasonable costs, or at all, our operating results could be adversely affected.

We hold the leasehold interest to approximately 1,000 acres of vacant land that is currently zoned conservation. Our success in selling this interest may be contingent upon obtaining the necessary reclassification from the State of Hawaii Land Use Commission and county of Hawaii. Obtaining the necessary reclassification and ministerial approvals is often difficult, costly and may take several years, or more, to complete. Delays or failures to obtain the necessary reclassification approvals may adversely affect our financial results.

Risks Related to Contract Drilling Segment

Demand for water well drilling and/or pump installation is volatile. A decrease in demand for our services could adversely affect our revenues and results of operations.

Demand for services is highly dependent upon land development activities in the state of Hawaii. As also noted above, the real estate development industry is cyclical in nature and is particularly vulnerable to shifts in local, regional, and national economic conditions outside of our control such as interest rates, housing demand, population growth, employment levels and job growth and property taxes. A decrease in water well drilling and/or pump installation contracts will result in decreased revenues and operating results.

A significant portion of our contract drilling business is dependent on municipalities and a decline in municipal spending could adversely impact our business.

A significant portion of our contract drilling division revenues is derived from water and infrastructure contracts with governmental entities or agencies. Reduced tax revenues and governmental budgets may limit spending by local governments which in turn will affect the demand for our services. Material reductions in spending by a significant number of local governmental agencies could have a material adverse effect on our business, results of operations, liquidity and financial position.

Our contract drilling operations face significant competition.

We face competition for our services from a variety of competitors. Many of our competitors utilize drilling rigs that drill as quickly as our equipment but require less labor. Our strategy is to compete based on pricing and to a lesser degree, quality of service. If we are unable to compete effectively with our competitors, our financial results could be adversely affected.

The loss of or damage to key vendor, customer or sub-contractor relationships would adversely affect our operations.

Our contract drilling business is dependent on our relationships with key vendors, customers and subcontractors. The loss of or damage to any of our key relationships could negatively affect our business.

Awarding of contracts is dependent upon our ability to obtain contract bid and performance bonds from insurers.

Although the Company has not experienced difficulties in obtaining such bonds in the past, there can be no assurance that our ability to obtain such bonds will continue on the same basis as the past. Additionally, bonding insurance rates may increase and have an impact on our ability to win competitive bids, which could have a corresponding material impact on contract drilling operating results.

The contracts in our backlog are subject to change orders and cancellation.

Our backlog consists of the uncompleted portion of services to be performed under contracts that have been started and new contracts not yet started. Our contracts are subject to change orders and cancellations, and such changes could adversely affect our operations.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our ability to complete our contracts.

Risks Related to Residential Real Estate Segment

The market value of our real estate interests could decline, which may require write-downs of the carrying value of our real estate held for sale to its estimated fair value. Any write-downs would negatively impact our results of operations.

Economic conditions in the United States and the world have improved in recent years but the recovery remains weak, which puts continued pressure on consumer confidence for residential real estate. These challenging market conditions are expected to continue for the foreseeable future and these conditions may deteriorate. Prevailing market conditions significantly influence the market value of our real estate held for sale. If the market conditions deteriorate, we will be required to write-down the carrying value of our real estate held for sale. Such write-downs would have a negative impact on our results of operations.

We are reliant upon the sale of our home as a source of liquidity. If we are unable to sell the home within a reasonable timeframe, operating results, cash inflows and financial condition could be materially impacted.

Barnwell currently owns one luxury residence that is available for sale in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii.

Monthly payments of principal and interest on the related real estate loan are due on the first day of each month and will change as a result of a change in the interest rate, the sale of the house or the sale of a residential parcel. Upon the sale of the house or a residential parcel, we will be required to make a principal payment in the amount of the net sales proceeds of the house or residential parcel. Any unpaid principal balance and accrued interest will be due and payable on April 1, 2018.

The timing and amount of residential home sales are unpredictable and may be sporadic. The inability to sell the home within a reasonable timeframe will lead to additional interest, maintenance, property taxes and other holding costs. Furthermore, if estimated cash inflows from the home sale is less than current expectations, operating results, cash inflows and financial condition could be materially impacted.

Severe weather and other natural conditions or disasters may impair the value of our real estate property.

Severe weather and other natural conditions or disasters, such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts, floods, and heavy or prolonged rain, can negatively affect our operations by requiring us to perform potentially costly repairs to our projects. Further, these conditions can delay home closings, adversely affect the cost or availability of materials or labor, or impair the value of the property on a temporary or permanent basis. To the extent our insurance is not adequate to cover business interruption losses or repair costs resulting from these events, our total earned revenues and earnings may be adversely affected.

We may need financing to fund our future real estate development activities. If we are unable to obtain sufficient financing, we may not be able to continue our residential real estate segment operations.

The real estate development industry is capital intensive and homebuilding requires significant up-front expenditures to acquire land and begin development. We will need to establish funding sources to finance any future land acquisition capital expenditures. If such sources are not sufficient, we would seek additional capital in the form of debt or equity financing from a variety of potential sources, including additional bank financing, joint venture partner financing, and/or securities offerings. The amount and types of indebtedness which we may incur are limited by the terms of the agreements governing our existing debt. In addition, the availability of borrowed funds to be utilized for land acquisition, development and construction may be greatly reduced, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The failure to obtain sufficient capital to fund our planned capital and other expenditures could affect our plans to continue our residential real estate segment operations.

Our operating results from homebuilding are expected to be variable.

Due to the cyclical nature of the real estate development industry, we expect to experience variability in our future operating results on a quarterly and an annual basis. Factors expected to contribute to this variability include, among other things:

- the timing of land acquisitions and permitting;
- the timing of home closings and land sales;
- our ability to continue to acquire additional land or options thereon on acceptable terms; and
- the condition of the real estate market and the general economy.

If the timing of land acquisitions, zoning or regulatory approvals is delayed it could result in a decrease in our revenues and earnings for the periods in which the delays occur and possibly subsequent periods. A delay in home closings due to natural disasters, adverse weather or contractor availability would have a similar impact on revenues and earnings for the period in which the delays occur. Further, revenues may increase in subsequent periods over what would normally be expected as a result of increased home closings as the delays described above are resolved.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Oil and Natural Gas, Land Investment and Residential Real Estate Properties

The location and character of Barnwell's oil and natural gas properties, and its land investment and residential real estate properties, are described above under Item 1, "Business."

Corporate Offices

Barnwell, through wholly-owned subsidiaries, owns the 29th floor of a commercial office building in downtown Honolulu that it uses as its corporate office and a unit in a high rise cooperative apartment in New York City that it utilizes as its New York office.

ITEM 3. LEGAL PROCEEDINGS

Barnwell is occasionally involved in routine litigation and is subject to governmental and regulatory controls that are incidental to the business. Barnwell's management believes that routine claims and litigation involving Barnwell are not likely to have a material adverse effect on its financial position, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Disclosure is not applicable to Barnwell.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market on which Barnwell's common stock is being traded is the NYSE MKT under the ticker symbol "BRN." The following tables present the quarterly high and low sales prices, on the NYSE MKT, for Barnwell's common stock during the periods indicated:

Quarter Ended	High	Low	Quarter Ended	High	Low
December 31, 2011	$3.73	$2.70	December 31, 2012	$3.50	$3.05
March 31, 2012	$4.14	$2.60	March 31, 2013	$3.64	$3.00
June 30, 2012	$3.48	$2.79	June 30, 2013	$3.89	$2.99
September 30, 2012	$3.37	$2.87	September 30, 2013	$3.71	$3.00

Holders

As of December 1, 2013, there were 8,277,160 shares of common stock, par value $0.50, outstanding. There were approximately 1,227 holders of the common stock of the registrant as of December 1, 2013.

Dividends

No dividends were declared or paid during fiscal years 2013 or 2012. The payment of future cash dividends will depend on, among other things, our financial condition, operating cash flows, the amount of cash inflows from land investment activities, and the level of our oil and natural gas capital expenditures.

Securities Authorized for Issuance Under Equity Compensation Plans

See the information included in Part III, Item 12, under the caption "Equity Compensation Plan Information."

Stock Performance Graph and Cumulative Total Return

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 6. SELECTED FINANCIAL DATA

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in the understanding of the Consolidated Balance Sheets of Barnwell Industries, Inc. and subsidiaries (collectively referred to herein as "Barnwell," "we," "our," "us" or the "Company") as of September 30, 2013 and 2012, and the related Consolidated Statements of Operations, Comprehensive Loss, Cash Flows, and Equity for the years ended September 30, 2013 and 2012. This discussion should be read in conjunction with the consolidated financial statements and related Notes to Consolidated Financial Statements included in this report.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management of Barnwell to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Critical Accounting Policies and Estimates

The Company considers an accounting estimate to be critical if the accounting estimate requires the Company to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, and changes in the estimate that are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or use of different estimates that the Company could have used in the current period, would have a material impact on the financial condition or results of operations. The most critical accounting policies inherent in the preparation of the Company's financial statements are described below. We continue to monitor our accounting policies to ensure proper application of current rules and regulations.

Oil and natural gas properties - full cost ceiling calculation and depletion

Policy Description

We use the full cost method of accounting for our oil and natural gas properties under which we are required to conduct quarterly calculations of a "ceiling," or limitation, on the carrying value of oil and natural gas properties. The ceiling limitation is the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending in the reporting period on a constant basis, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed.

Judgments and Assumptions

The estimate of our oil and natural gas reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, historical data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Our reserve estimates are prepared at least annually by independent petroleum reserve engineers and quarterly by internal personnel. The passage of time provides more quantitative and qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. In the last three fiscal years, annual revisions to our reserve volume estimates have averaged 3.6% of the previous year's estimate. However, there can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, such revisions could result in a write-down of oil and natural gas properties. If reported reserve volumes were revised downward by 5% at the end of fiscal 2013, the ceiling limitation would have decreased approximately $2,427,000 before income taxes, which would have resulted in a $643,000 reduction of the carrying value of oil and gas properties before income taxes.

In addition to the impact of the estimates of proved reserves on the calculation of the ceiling, estimated proved reserves are also a significant component of the quarterly calculation of depletion expense. The lower the estimated reserves, the higher the depletion rate per unit of production. Conversely, the higher the estimated reserves, the lower the depletion rate per unit of production. If reported reserve volumes were revised downward by 5% as of the beginning of fiscal 2013, depletion for fiscal 2013 would have increased by approximately $366,000.

While the quantities of proved reserves require substantial judgment, the associated prices of oil, natural gas and natural gas liquids reserves are the average first-day-of-the-month prices during the 12-month period ending in the reporting period on a constant basis as prescribed by SEC regulations. Additionally, the applicable discount rate that is used to calculate the discounted present value of the reserves is mandated at 10%. Costs included in future net revenues are determined in a similar manner. As such, the future net revenues associated with the estimated proved reserves are not based on an assessment of future prices or costs.

Real Estate Held for Sale and Investment in Residential Parcels

Policy Description

Real estate held for sale and investment in residential parcels are recorded at the lower of cost or estimated fair value less costs to sell. If an asset's fair value less costs to sell, based on estimated future cash flows, management estimates or market comparisons, is less than its carrying amount, the asset is written down to its estimated fair value less costs to sell.

Judgments and Assumptions

Real estate held for sale and investment in residential parcels are reviewed for possible impairment when events or circumstances indicate that the carrying values may not be recoverable. If the evaluation determines that the recorded value will not be recovered, the carrying value of real estate held for sale and investment in residential parcels are written down to its estimated fair value less costs to sell. This evaluation requires management to make assumptions and apply considerable judgment based on market conditions and comparable sales transactions. Changes in assumptions may require valuation adjustments that may materially impact the Company's future operating results.

Income taxes

Policy Description

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets are routinely assessed for realizability. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Barnwell recognizes the financial statement effects of tax positions when it is more likely than not that the position will be sustained by a taxing authority.

Judgments and Assumptions

We make estimates and judgments in determining our income tax expense for each reporting period. Significant changes to these estimates could result in an increase or decrease in our tax provision in future periods. We are also required to make judgments about the recoverability of deferred tax assets and when it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is provided. We consider available positive and negative evidence when assessing the realizability of deferred tax assets including historic and estimated future taxable earnings and available tax planning strategies. Accordingly, changes in our business performance, unforeseen events, and changes in estimates of future taxable income could require a further increase in the valuation allowance or a reversal in the valuation allowance in future periods. This could result in a charge to, or an increase in, income in the period such determination is made, and the impact of these changes could be material.

In addition, Barnwell operates within the U.S. and Canada and is subject to audit by taxing authorities in these jurisdictions. Barnwell records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Management evaluates its potential exposures from tax positions taken that have or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Where uncertainty exists due to the complexity of income tax statutes and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings, either of which could be material.

Management believes that Barnwell's provision for uncertain tax positions is reasonable. However, the ultimate resolution of tax treatments disputed by governmental authorities may adversely affect Barnwell's current and deferred income taxes.

Asset Retirement Obligation

Policy Description

Barnwell records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the capitalized cost of asset retirements. The liability is accreted at the end of each period through charges to oil and natural gas operating expense.

Judgments and Assumptions

The asset retirement obligation is recorded at fair value in the period in which it is incurred along with a corresponding increase in the carrying amount of the related asset. Barnwell has estimated fair value by discounting the estimated future cash outflows required to settle abandonment and restoration liabilities. The present value calculation includes numerous estimates, assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. The process of estimating the asset retirement obligation requires substantial judgment and use of estimates, resulting in imprecise determinations. Actual asset retirement obligations through the end of fiscal 2013 have not materially differed from our estimates. However, because of the inherent imprecision of estimates as described above, there can be no assurance that material differences will not occur in the future. A 20% increase in accretion and depletion of the asset retirement obligation would have increased Barnwell's fiscal 2013 expenses before taxes by approximately $236,000.

Overview

Barnwell is engaged in the following lines of business: 1) exploring for, developing, producing and selling oil and natural gas in Canada (oil and natural gas segment), 2) investing in land interests in Hawaii (land investment segment), 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling segment), and 4) developing homes for sale in Hawaii (residential real estate segment).

Oil and Natural Gas Segment

Barnwell is involved in the acquisition, exploration and development of oil and natural gas properties in Canada where we initiate and participate in exploratory and developmental operations for oil and natural gas on properties in which we have an interest, and evaluate proposals by third parties with regard to participation in such exploratory and developmental operations elsewhere.

Barnwell sells substantially all of its oil and natural gas liquids production under short-term contracts with marketers of oil. Natural gas sold by Barnwell is generally sold under short-term contracts with prices indexed to market prices. The price of natural gas, oil and natural gas liquids is freely negotiated between the buyers and sellers. Oil and natural gas prices are determined by many factors that are outside of our control. Market prices for oil and natural gas products are dependent upon factors such as, but not limited to, changes in market supply and demand, which are impacted by overall economic activity, changes in weather, pipeline capacity constraints, inventory storage levels, and output. Petroleum and natural gas prices are very difficult to predict and fluctuate significantly. Natural gas prices tend to be higher in the winter than in the summer due to increased demand, although this trend has become less pronounced due to the increased use of natural gas to generate electricity for air conditioning in the summer and increased natural gas storage capacity in North America.

Oil and natural gas exploration, development and operating costs generally follow trends in product market prices, thus in times of higher product prices the cost of exploring, developing and operating the oil and natural gas properties will tend to escalate as well. Capital expenditures are required to fund the exploration, development, and production of oil and natural gas. Cash outlays for capital expenditures are largely discretionary, however, a minimum level of capital expenditures is required to replace depleting reserves. Due to the nature of oil and natural gas exploration and development, significant uncertainty exists as to the ultimate success of any drilling effort.

Land Investment Segment

The land investment segment is comprised of the following components:

1) Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership which owns interests in leasehold land at Kaupulehu located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii, adjacent to Hualalai Resort at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean. Kaupulehu Developments' interests include the following:

- The right to receive payments from WB and WBKD, entities not affiliated with Barnwell and its subsidiaries, resulting from the sale of lots and/or residential units within approximately 870 acres of the Kaupulehu Lot 4A area by WB and WBKD in two increments ("Increment I" and "Increment II"). Increment I is an area zoned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean, and is partially developed. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. Increment II is the remaining portion of the approximately 870-acre property, is zoned for single-family and multi-family residential units and a golf course and clubhouse, and is not yet developed.

- Approximately 1,000 acres of vacant leasehold land zoned conservation in the Kaupulehu Lot 4C area located adjacent to the 870-acre Lot 4A described above.

2) Barnwell owns an 80% controlling interest in Kaupulehu 2007, a Hawaii limited liability limited partnership. Kaupulehu 2007 owns two residential parcels in the Kaupulehu area that are held for investment.

3) Barnwell owns acquisition rights as to 14 lots in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway. The acquisition rights give Barnwell the right to acquire 14 residential lots, which may be developed on the Mauka Lands. These leasehold lands are currently classified as agricultural by the state of Hawaii and, accordingly, the developer of these lands, Hualalai Investors, will need to pursue both state and county of Hawaii approvals for reclassification and rezoning to permit the development of residential lots and negotiate development terms. Due to heightened uncertainty regarding the likelihood of development of the Mauka Lands, and accordingly, the corresponding impact of such conditions on the Company's ability to recover its investment in lot acquisition rights, the Company wrote off its remaining investment in fiscal 2012.

Contract Drilling Segment

Barnwell drills water, water monitoring and geothermal wells and installs and repairs water pumping systems in Hawaii. Contract drilling results are highly dependent upon the quantity, dollar value and timing of contracts awarded by governmental and private entities and can fluctuate significantly.

Residential Real Estate Segment

Barnwell, through its 80%-owned real estate joint venture, Kaupulehu 2007, constructs and sells luxury single-family homes. Kaupulehu 2007, in addition to the two parcels described above, owns a luxury residence in the Kaupulehu area that is available for sale. Kaupulehu 2007 does not currently have any homes under construction.

Investment in Joint Ventures

Kaupulehu Investors, LLC, a limited liability company 80%-owned by Barnwell, owns 1.5% passive minority interests in Hualalai Investors JV, LLC and Hualalai Investors II, LLC (hereinafter collectively referred to as "Hualalai Investors"), owners of Hualalai Resort, and a 1.5% passive minority interest in Kona Village Investors, LLC, owner of Kona Village Resort. Kona Village Resort sustained considerable damage as a result of the March 2011 tsunami and subsequently shut down indefinitely. As such, Barnwell wrote-off its remaining investment in Kona Village Investors, LLC in fiscal 2011. Due to uncertainty regarding the financial condition of Hualalai Investors and the duration of current economic conditions and the corresponding impact of such conditions on the Company's ability to recover its investment within the Company's estimated holding period, the Company wrote off its remaining investment in Hualalai Investors in fiscal 2012.

Business Environment

Our operations are located in Canada and in the state of Hawaii. Accordingly, our business performance is directly affected by macroeconomic conditions in those areas, as well as general economic conditions of the U.S. domestic and world economies. Current global economic conditions differentiate recent times from years past, and sluggish demand continues to impact all of the Company's segments in both Hawaii and Canada.

Oil and Natural Gas Segment

Historically, oil and natural gas prices have been highly volatile. Demand for natural gas also changes from season to season.

According to Canada's National Energy Board, increased demand for natural gas in 2013 over 2012 levels resulted in a reduction of the unusually high amount of natural gas storage in North America and moderate increases in natural gas prices in 2013 from the 10-year lows reached in 2012. Continued downward pricing pressure for Alberta natural gas is expected due to recent changes to pipeline transport rates and the discovery and availability of significant new quantities of natural gas from shale in North America.

Concerns about slowing global economic growth continue to impact the demand for oil, which remains below pre-recession levels. During the first half of fiscal 2013, the Company realized lower prices for oil, as compared to fiscal 2012, due to increasing North American oil production combined with pipeline congestion, due in part to new discoveries of oil, which increased the differential between the prices received for Canadian oil as compared to global benchmark prices. It is expected that this pricing differential for Canadian oil will continue and that oil prices will remain volatile in the near term and will be affected by economic growth figures, political instability, supply, and pipeline capacity constraints.

In the absence of a sufficient increase in oil and natural gas prices or other sources of additional cash inflows, overall declines in production will result in reduced oil and natural gas segment discretionary cash flows, which in turn would result in reduced oil and natural gas capital spending by the Company for fiscal 2014. This level of oil and natural gas capital expenditures is likely insufficient to maintain current production and reserve levels.

Land Investment and Residential Real Estate Segments

Kaupulehu 2007's luxury home is a 5-bedroom, 6.5-bath ranch-style home, 6,275 square feet in size and is available for sale. Barnwell will have continuing cash outflows such as debt repayments, interest, maintenance, property taxes, and other holding costs until the home and lots held for investment are sold.

Demand for residential homes and lots on the Kona/Kohala coast has improved with increased resale volumes, however demand within the Kaupulehu area remains slow. Furthermore, we do not control or determine when or if the remainder of Increment I or Increment II will be developed. If real estate activity in the Kaupulehu area does not increase, our operating results, financial condition, liquidity and cash flows could be adversely affected.

Contract Drilling Segment

Demand for water well drilling and/or pump installation and repair services is volatile and dependent upon land development activities within the state of Hawaii. The most recent State of Hawaii Department of Business, Economic Development and Tourism forecast suggests growth in the construction industry with increases in both private development and government contracts. Management currently estimates that well drilling activity for fiscal 2014 will increase over fiscal 2013 based upon the value of contracts in backlog.

Results of Operations

Summary

Barnwell incurred a net loss for fiscal 2013 of $8,563,000, a $1,573,000 increase in operating results from a net loss of $10,136,000 in fiscal 2012. The following factors affected the results of operations for the current fiscal year as compared to the prior fiscal year:

- A $ 2,141,000 decrease in reductions of the carrying value of assets in the current year as compared to the prior year. The current year includes a $4,506,000 reduction in the carrying value of oil and natural gas properties whereas the prior year includes a $6,647,000 reduction in carrying values comprised of a $2,551,000 reduction of the carrying value of oil and natural gas properties, a $1,854,000 write-down of real estate held for sale, a $1,754,000 write-off of our investment in joint ventures, and a $488,000 write-off of our lot acquisition rights.

- A $448,000 decrease in oil and natural gas segment operating profit, before reduction in carrying value of assets and taxes, primarily resulting from:

  - Lower net production for all products, lower prices received for oil and natural gas liquids, partially offset by increased natural gas prices, and

  - Operating expenses incurred to remediate soil contamination issues.

- An $865,000 increase in contract drilling operating results, before taxes, primarily resulting from higher contract margins on water well drilling activity in the current year and losses on certain pump installation and repair contracts due to unforeseen difficulties that were incurred in the prior year.

- A $643,000 increase in general and administrative expenses.

General

Barnwell conducts operations in the U.S. and Canada. Consequently, Barnwell is subject to foreign currency translation and transaction gains and losses due to fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar. The impact of fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar may be material from period to period. Barnwell cannot accurately predict future fluctuations between the Canadian and U.S. dollar.

The average exchange rate of the Canadian dollar to the U.S. dollar decreased 1% in fiscal 2013, as compared to fiscal 2012, and the exchange rate of the Canadian dollar to the U.S. dollar decreased 4% at September 30, 2013, as compared to September 30, 2012. Accordingly, the assets, liabilities, stockholders' equity, and revenues and expenses of Barnwell's subsidiaries operating in Canada have been adjusted to reflect the change in the exchange rates. Barnwell's Canadian dollar assets are greater than its Canadian dollar liabilities; therefore, increases or decreases in the value of the Canadian dollar to the U.S. dollar generate other comprehensive income or loss, respectively. Other comprehensive income and losses are not included in net loss. Other comprehensive loss due to foreign currency translation adjustments, net of taxes, for fiscal 2013 was $1,319,000, a $3,246,000 change from other comprehensive income due to foreign currency translation adjustments, net of taxes, of $1,927,000 in fiscal 2012. There were no taxes on other comprehensive (loss) income due to foreign currency translation adjustments in fiscal 2013 and 2012 due to a full valuation allowance on the related deferred tax assets.

Realized foreign currency transaction gains or losses were inconsequential in fiscal 2013 and 2012.

The impact of fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar may be material from period to period. Barnwell cannot accurately predict future fluctuations between Canadian and U.S. dollars.

Oil and natural gas revenues

Selected Operating Statistics

The following tables set forth Barnwell's annual average prices per unit of production and annual net production volumes for fiscal 2013 as compared to fiscal 2012. Production amounts reported are net of royalties.

	Annual Average Price Per Unit			
			Increase (Decrease)	
	2013	2012	$	%
Natural gas (Mcf)*	**$ 2.68**	$ 2.03	$ 0.65	32%
Oil (Bbls)	**$ 80.27**	$ 83.83	$ (3.56)	(4%)
Liquids (Bbls)	**$ 42.33**	$ 46.48	$ (4.15)	(9%)

	Annual Net Production			
			Increase (Decrease)	
	2013	2012	Units	%
Natural gas (Mcf)	**2,018,000**	2,753,000	(735,000)	(27%)
Oil (Bbls)	**151,000**	168,000	(17,000)	(10%)
Liquids (Bbls)	**78,000**	91,000	(13,000)	(14%)

* Natural gas price per unit is net of pipeline charges.

Oil and natural gas revenues decreased $3,234,000 (13%) from $24,610,000 in fiscal 2012 to $21,376,000 in fiscal 2013, primarily due to 27% and 14% decreases in natural gas and natural gas liquids net production, respectively, largely as a result of natural declines in production, and also due to a scheduled Dunvegan plant and pipeline maintenance shutdown during the current year; there was no such shutdown in the prior year. In addition, net oil production decreased 10% as compared to the prior year due to natural declines in production from existing wells, partially offset by new oil production from recent drilling activity. Declines in oil and natural gas liquids prices of 4% and 9%, respectively, as compared to the prior year were more than offset by an increase in natural gas prices, which increased 32% as compared to the prior year.

The Company continues to direct the majority of its exploration and development focus on oil rather than natural gas due to the poor outlook for natural gas prices, therefore it is likely that the Company's natural gas and natural gas liquids production will continue to decline as its natural gas properties age.

Oil and natural gas operating expenses

Oil and natural gas operating expenses decreased $453,000 (4%) to $9,992,000 in fiscal 2013, as compared to $10,445,000 in fiscal 2012. The decrease was due to lower production and $561,000 of equalization credits for previously allocated operating expenses received from non-operated properties, partially offset by $796,000 of estimated costs incurred to remediate soil contamination from infrastructure issues at the Dunvegan and Wood River properties and increased repair and workover costs due to a scheduled Dunvegan plant and pipeline maintenance shutdown whereas there was no such shutdown in the prior year.

Sale of interest in leasehold land

The following table summarizes the percentage of sales payment revenues received from WB:

	Year ended September 30,	
	2013	2012
Sale of interest in leasehold land:		
Proceeds	**$ 300,000**	$ 512,000
Fees	**(18,000)**	(30,000)
Revenues – sale of interest in leasehold land, net	**$ 282,000**	$ 482,000

WB sold one single-family lot in Phase II of Increment I during the year ended September 30, 2013 as compared to two single-family lots in Phase I of Increment I during the year ended September 30, 2012.

As of September 30, 2013, 31 of the 38 single-family lots in Phase I of Increment I have been sold by WB. Forty-two single-family lots are planned for Phase II of Increment I, for a total of 80 single-family lots planned for Increment I. The developer began marketing some of the 42 single-family lots in Phase II of Increment I in 2012, and as of September 30, 2013, one lot has been sold. The Company cannot predict when or if WB will complete the remaining single-family lots in Phase II of Increment I and there is no assurance with regard to the amounts of future sales from Increment I.

In November 2013, Kaupulehu Developments received a percentage of sales payment totaling $140,000 from the sale of one lot within Phase I of Increment I. Financial results from the receipt of this payment will be reflected in Barnwell's quarter ending December 31, 2013.

On November 27, 2013, Barnwell, through a wholly-owned subsidiary, entered into two limited liability limited partnerships, KD Kona 2013 LLLP and KKM Makai, LLLP, and indirectly acquired 19.6% interests in WB Kukio Resorts, LLC, WB Maniniowali, LLC, and WB Kaupulehu, LLC for $5,140,000. These entities own certain real estate and development rights interests in the Kukio, Maniniowali, and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the Big Island of Hawaii. WB Kaupulehu, LLC, which is comprised of WB and WBKD, is the developer of Kaupulehu Lot 4A Increments I and II, the area in which Barnwell has interests in percentage of sales payments. The limited liability limited partnership agreements provide for a priority return of Barnwell's investment prior to profit distributions.

Barnwell, through affiliated entities, borrowed approximately $4,140,000 under a new bank loan to partially fund the acquisition, and Barnwell expects that it will pay approximately $1,000,000 in the forthcoming months to fund the remainder of the acquisition. The bank loan matures in November 2015, with an option to extend one year, and accrues interest for the first year at the Federal Home Loan Bank's fixed rate plus 4.00% and resets annually thereafter. Principal payments are due on the receipt of percentage of sales payments from the sale of lots within Kaupulehu Lot 4A Increments I and II, upon the sale of Barnwell's real estate held for sale and two residential parcels, and on receipt of cash distributions from the entities noted above. Barnwell is a guarantor of the loan.

As a result of this transaction, whereas Barnwell was not affiliated with the aforementioned entities prior to this transaction, henceforth Barnwell will have an ownership interest and affiliation with these entities. This transaction will be reflected in Barnwell's quarter ending December 31, 2013.

Contract drilling

Contract drilling revenues and costs are associated with well drilling and water pump installation, replacement and repair in Hawaii.

Contract drilling revenues remained consistent at $2,338,000 in fiscal 2013, as compared to $2,340,000 in fiscal 2012, and contract drilling costs decreased $752,000 (25%) to $2,239,000 in fiscal 2013, as compared to $2,991,000 in fiscal 2012. The contract drilling segment generated a $295,000 operating loss before general and administrative expenses during fiscal 2013, an increase in operating results of $865,000 as compared to an operating loss before general and administrative expenses of $1,160,000 in fiscal 2012. The increase in operating results was primarily due to higher contract margins on water well drilling activity in the current year as compared to the prior year and because prior year results were impacted by unforeseen difficulties on certain pump installation and repair contracts.

At September 30, 2013, there was a backlog of three well drilling and eight pump installation and repair contracts, of which two well drilling and five pump installation and repair contracts were in progress as of September 30, 2013. The backlog of contract drilling revenues as of December 1, 2013 was approximately $6,800,000. Of the contracts in backlog at December 1, 2013, approximately $4,900,000 is expected to be recognized as revenue in fiscal year 2014.

Contract drilling revenues and costs are not seasonal in nature, but can fluctuate significantly based on the awarding and timing of contracts, which are determined by contract drilling customer demand. There has been significant volatility in demand for water well drilling contracts in recent years due largely to the impact of the recession and continuing weak economic conditions on both private real estate development and governmental capital improvement budgets. This has generally led to increased competition for available contracts and lower margins on awarded contracts. The Company is unable to predict the near-term and long-term availability of water well drilling and pump installation and repair contracts as a result of this volatility in demand.

Residential real estate revenues and expenses

During the quarter ended June 30, 2012, one of the luxury residences was sold for $5,975,000. The carrying value of the home sold and costs related to the sale totaled $5,990,000, resulting in a nominal loss.

General and administrative expenses

General and administrative expenses increased $643,000 (8%) to $8,911,000 in fiscal 2013, as compared to $8,268,000 in fiscal 2012. The increase was primarily due to $307,000 in severance payments and $122,000 in legal and executive search fees related to the resignation of the previous and hiring of a new President of our Calgary, Canada based oil and natural gas subsidiary. Also contributing to the increase was a $272,000 decrease in administrative expense reimbursements from oil and natural gas joint venture partners. The increases were partially offset by an $111,000 decrease in retirement plans expense.

Depletion, depreciation, and amortization

Depletion, depreciation and amortization decreased $2,448,000 (22%) to $8,542,000 in fiscal 2013, as compared to $10,990,000 in fiscal 2012. The decrease was primarily due to a 21% decrease in net production and a 1% decrease in the depletion rate. The decrease in the depletion rate for the current year was due to the impact of the reductions in the carrying value of oil and natural gas properties at September 30, 2012, December 31, 2012 and March 31, 2013, partially offset by increases in Barnwell's costs of finding and developing proven reserves and the drilling of unsuccessful wells.

Reduction of carrying value of assets

During fiscal years 2013 and 2012, Barnwell reduced the carrying value of certain assets. A breakdown of the reduction of the carrying value of assets as reported in the Consolidated Statements of Operations is as follows:

	Year ended September 30,	
	2013	2012
Oil and natural gas properties	**$ 4,506,000**	$ 2,551,000
Real estate held for sale	-	1,854,000
Investment in joint ventures	-	1,754,000
Lot acquisition rights – Mauka Lands	-	488,000
Total reduction of carrying value of assets	**$ 4,506,000**	$ 6,647,000

Under the full cost method of accounting, the Company performs quarterly oil and natural gas ceiling test calculations. Barnwell's net capitalized costs exceeded the ceiling limitations at March 31, 2013, December 31, 2012 and September 30, 2012. As such, Barnwell reduced the carrying value of its oil and natural gas properties by $4,506,000 and $2,551,000 during the years ended September 30, 2013 and 2012, respectively.

Changes in the 12-month rolling average first-day-of-the-month prices for oil, natural gas and natural gas liquids prices, the value of reserve additions as compared to the amount of capital expenditures to obtain them, and changes in production rates and estimated levels of reserves, future development costs and the market value of unproved properties, impact the determination of the maximum carrying value of oil and natural gas properties. The Company may be required to record reductions in the carrying value of its oil and natural gas properties in the future, however, the Company is unable to estimate a range of the amount of any potential future reduction in carrying value as variables that impact the ceiling limitation are dependent upon future prices and actual results of activity.

In fiscal 2012, Barnwell recorded a $1,854,000 reduction in the carrying value of its real estate held for sale to reflect a decline in the estimated market value. No such reduction was necessary during fiscal 2013.

Due to uncertainty regarding the financial condition of the joint venture entities in which the Company has passive interests and the duration of current economic conditions and the corresponding impact of such conditions on the Company's ability to recover its investment within the Company's currently estimated holding period, the Company wrote off its remaining $1,754,000 investment in joint ventures in fiscal 2012 as management concluded that there was an other-than-temporary impairment of these investments.

Due to heightened uncertainty regarding the likelihood of development of the Mauka Lands, and accordingly, the corresponding impact of such conditions on the Company's ability to recover its investment in lot acquisition rights, the Company wrote off its remaining $488,000 investment in lot acquisition rights in fiscal 2012.

Interest expense

Interest expense decreased $203,000 (26%) to $587,000 in fiscal 2013, as compared to $790,000 in fiscal 2012, primarily due to lower outstanding loan balances and interest rates.

Income taxes

The components of loss before income taxes, after adjusting the loss for non-controlling interests, are as follows:

	Year ended September 30,	
	2013	2012
United States	**$ (4,832,000)**	$ (8,936,000)
Canada	**(5,228,000)**	(2,297,000)
	$ (10,060,000)	$ (11,233,000)

Barnwell's effective consolidated income tax rate for fiscal 2013, after adjusting loss before income taxes for non-controlling interests, was 15%, as compared to 10% for fiscal 2012.

Consolidated taxes do not bear a customary relationship to pretax losses due primarily to the fact that Canadian income taxes are not sheltered by U.S. source losses, Canadian income taxes are not estimated to have a current or future benefit as foreign tax credits or deductions for U.S. tax purposes, and U.S. consolidated net operating losses are not estimated to have any future U.S. tax benefit prior to expiration.

Included in the income tax benefit for fiscal 2012 is a $93,000 benefit from lapsing of the statute of limitations and related accrued interest for uncertain tax positions related to Canadian income taxes. There is no such benefit included in the income tax benefit for fiscal 2013.

The Canada Revenue Agency is currently examining the Company's Canadian federal income tax returns for fiscal 2010 and 2011.

Net loss attributable to non-controlling interests

Earnings and losses attributable to non-controlling interests represent the non-controlling interests' share of revenues and expenses related to the various partnerships and joint ventures in which Barnwell has interests.

Net loss attributable to non-controlling interests totaled $109,000 in fiscal 2013, as compared to $826,000 in fiscal 2012. The $717,000 (87%) change is due primarily to impacts to non-controlling interests of prior year write-downs of Barnwell's assets, as compared to the current year.

Inflation

The effect of inflation on Barnwell has generally been to increase its cost of operations, interest cost (as a substantial portion of Barnwell's debt is at variable short-term rates of interest which tend to increase as inflation increases), general and administrative costs and direct costs associated with oil and natural gas production and contract drilling operations. Oil and natural gas prices realized by Barnwell are essentially determined by world prices for oil and western Canadian/Midwestern U.S. prices for natural gas.

Impact of Recently Issued Accounting Standards on Future Filings

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective on a prospective basis for fiscal years, and interim reporting periods within those years, beginning after December 15, 2012. Adoption of this standard will impact the presentation of Barnwell's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-04, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date." This update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. Examples of obligations within this guidance are debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The amendments are effective retrospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this update is not expected to have a material impact on Barnwell's consolidated financial statements.

In March 2013, the FASB issued ASU No. 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." This update provides guidance on releasing cumulative translation adjustments when a reporting entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of cumulative translation adjustments in partial sales of equity method investments and in step acquisitions. The amendments are effective on a prospective basis for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this update is not expected to have a material impact on Barnwell's consolidated financial statements.

In April 2013, the FASB issued ASU No. 2013-07, "Liquidation Basis of Accounting," which provides guidance on when and how to apply the liquidation basis of accounting and on what to disclose. The update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent, as defined in the update. The amendments are effective on a prospective basis for an entity that determines liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The adoption of this update is not expected to have a material impact on Barnwell's consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an net operating loss ("NOL") carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The amendments are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this update is not expected to have a material impact on Barnwell's consolidated financial statements.

Liquidity and Capital Resources

Barnwell's primary sources of liquidity are cash on hand, cash flows from operations, land investment segment proceeds and available credit. At September 30, 2013, Barnwell had $7,828,000 in cash and cash equivalents, $2,580,000 in working capital, and $7,446,000 of available credit under its credit facility with its Canadian bank.

Cash Flows

Cash flows provided by operations totaled $3,191,000 for fiscal 2013, as compared to $11,466,000 for the same period in fiscal 2012. The $8,275,000 decrease was primarily due to $5,477,000 of proceeds from the sale of real estate in the prior year period and lower oil and natural gas segment operating results in the current year.

Net cash used in investing activities totaled $3,778,000 for fiscal 2013, as compared to $6,277,000 for the same period in fiscal 2012. The $2,499,000 decrease was primarily due to a $2,757,000 decrease in cash outflows for capital expenditures, primarily oil and natural gas, due to differences in the timing of disbursements for capital projects.

Cash flows used in financing activities totaled $319,000 for fiscal 2013, as compared to $6,209,000 for fiscal 2012. The $5,890,000 decrease in cash outflows was primarily due to decreased net debt repayments as the prior year period included a pay down in debt resulting from the sale of one luxury residence in June 2012.

Credit Arrangements

In March 2013, Barnwell's credit facility at Royal Bank of Canada was renewed through April 2014 for $20,000,000 Canadian dollars, unchanged from the prior year amount, or US$19,446,000 at the September 30, 2013 exchange rate of 0.9723. Borrowings under this facility were US$12,000,000 and unused credit available under this facility was US$7,446,000 at September 30, 2013. The interest rate on the facility at September 30, 2013 was 2.68%. The facility is available in U.S. dollars at LIBOR plus 2.50%, at the Royal Bank of Canada's U.S. base rate plus 1.50%, or in Canadian dollars at the Royal Bank of Canada's prime rate plus 1.50%. A standby fee of 0.6250% per annum is charged on the unused facility balance.

Barnwell, together with its 80%-owned real estate joint venture, Kaupulehu 2007, has a non-revolving real estate loan with a Hawaii bank that terminates on April 1, 2018. Principal and interest are paid monthly and are determined based on a loan amortization schedule. Monthly payments of principal and interest are due on the first day of each month and will change as a result of an annual change in the interest rate, the sale of a house or the sale of a residential parcel. The interest rate adjusts each April for the remaining term of the loan to the lender's then prevailing interest rate for similarly priced commercial mortgage loans or a floating rate equal to the lender's base rate. The interest rate at September 30, 2013 was 3.53%. Any unpaid principal balance and accrued interest will be due and payable on April 1, 2018. The loan is collateralized by, among other things, a first mortgage on Kaupulehu 2007's lots together with all improvements thereon. Kaupulehu 2007 will be required to make a principal payment upon the sale of a house or a residential parcel in the amount of the net sales proceeds of the house or residential parcel; the loan agreement defines net sales proceeds as the gross sales proceeds for the house or residential parcel, less reasonable commissions and normal closing costs.

The non-revolving real estate loan agreement contains provisions requiring us to maintain compliance with certain covenants including a consolidated debt service coverage ratio of not less than 1.20 to 1 and a consolidated total liabilities to tangible net worth ratio not to exceed 1.85 to 1.

Oil and Natural Gas Capital Expenditures

Barnwell's oil and natural gas capital expenditures, including accrued capital expenditures and excluding additions and revisions to estimated asset retirement obligations, increased $1,135,000 (25%) from $4,527,000 in fiscal 2012 to $5,662,000 in fiscal 2013. During the year ended September 30, 2013, Barnwell participated in the drilling of seven gross (1.3 net) development wells in Canada, of which six gross (0.8 net) appear to be successful while one gross (0.5 net) was not successful, and one gross (1.0 net) exploratory well in Canada, which was not successful. Barnwell initiated two gross (1.5 net) of these wells during fiscal 2013. Barnwell replaced 12% of oil production (including natural gas liquids) and 1% of natural gas production during fiscal 2013, as compared to 22% and 1%, respectively, during fiscal 2012. Of the $5,662,000 total oil and natural gas properties investments for fiscal 2013, $250,000 (4%) was for acquisition of oil and natural gas leases, $1,485,000 (26%) was for exploration costs and $3,927,000 (70%) was for development of oil and natural gas properties.

The following table sets forth the gross and net numbers of oil and natural gas wells Barnwell participated in drilling for the last two fiscal years:

	2013		2012	
	Gross	**Net**	Gross	Net
Exploratory oil and natural gas wells	**1**	**1.0**	1	0.5
Development oil and natural gas wells	**7**	**1.3**	7	2.5
Successful oil and natural gas wells	**6**	**0.8**	6	1.7
Unsuccessful oil and natural gas wells	**2**	**1.5**	2	1.3

Barnwell estimates that oil and natural gas capital expenditures for fiscal 2014 will range from $4,000,000 to $4,500,000. This estimated amount may increase or decrease as dictated by cash flows and management's assessment of the oil and natural gas environment and prospects.

Other Considerations

We believe our sources of funds such as current cash balances, future operating cash flows, land investment segment proceeds, and available credit will provide sufficient liquidity to fund our operations, planned future capital expenditures, and scheduled debt repayments and related interest. However, in the event oil and natural gas prices and production, land investment segment proceeds, and residential real estate home sale proceeds are less than current expectations, Barnwell's Canadian revolving credit facility is reduced below the current level of borrowings under the facility upon the April 2014 review, and/or we fall short of our key financial debt covenants for our real estate loan and are required to repay all or a portion of our loan borrowings earlier than anticipated, we will be faced with reduced cash inflows and/or higher cash outflows than expected, which in turn could have a material adverse effect on our operations, liquidity, cash flows and financial condition. Absent a sufficient increase in natural gas and/or oil prices, it is unlikely that future oil and natural gas operating cash flows will be sufficient to fund the capital expenditure levels necessary to maintain current production and reserve levels. As such, the near-term and longer-term outlook for sources and uses of funds and oil and natural gas capital resources remains highly dependent on the factors noted above.

In the event our liquidity and capital resources are not sufficient to fund our future cash needs, the Company will need to obtain alternative terms or sources of financing or liquidate investments and/or operating assets to make any required cash outflows. Events and circumstances that lead to results that significantly differ from management's expectations could have a material adverse effect on our operations, liquidity, cash flows, and financial condition.

Contractual Obligations

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

Contingencies

Environmental

As of September 30, 2013, environmental remediation costs of $783,000, which have not been discounted, were accrued. The amount accrued is the estimated liability for probable environmental remediation costs for soil contamination from infrastructure issues at the Dunvegan and Wood River properties. Because of the inherent uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites in excess of the $783,000 accrued, and sites identified in the future, if any, could be incurred. No accrual for environmental remediation costs was necessary at September 30, 2012.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors
Barnwell Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnwell Industries, Inc. and subsidiaries as of September 30, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Honolulu, Hawaii
December 16, 2013

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2013	September 30, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 7,828,000**	$ 8,845,000
Accounts receivable, net of allowance for doubtful accounts	**3,287,000**	3,600,000
Prepaid expenses	**230,000**	361,000
Real estate held for sale	**5,448,000**	5,309,000
Other current assets	**2,234,000**	770,000
Total current assets	**19,027,000**	18,885,000
Investments in real estate	**2,381,000**	2,381,000
Property and equipment, net	**41,306,000**	48,624,000
Total assets	**$ 62,714,000**	$ 69,890,000
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	**$ 4,415,000**	$ 2,680,000
Accrued capital expenditures	**1,846,000**	341,000
Accrued incentive and other compensation	**1,652,000**	1,593,000
Accrued operating and other expenses	**2,670,000**	2,507,000
Payable to joint interest owners	**187,000**	854,000
Current portion of long-term debt	**5,240,000**	5,764,000
Other current liabilities	**437,000**	576,000
Total current liabilities	**16,447,000**	14,315,000
Long-term debt	**11,400,000**	11,400,000
Liability for retirement benefits	**3,137,000**	5,114,000
Asset retirement obligation	**7,520,000**	5,629,000
Deferred income taxes	**1,890,000**	3,307,000
Total liabilities	**40,394,000**	39,765,000
Commitments and contingencies		
Equity:		
Common stock, par value $0.50 per share; authorized, 20,000,000 shares: 8,445,060 issued at September 30, 2013 and 2012	**4,223,000**	4,223,000
Additional paid-in capital	**1,289,000**	1,289,000
Retained earnings	**15,532,000**	24,095,000
Accumulated other comprehensive income, net	**2,991,000**	2,322,000
Treasury stock, at cost: 167,900 shares at September 30, 2013 and 2012	**(2,286,000)**	(2,286,000)
Total stockholders' equity	**21,749,000**	29,643,000
Non-controlling interests	**571,000**	482,000
Total equity	**22,320,000**	30,125,000
Total liabilities and equity	**$ 62,714,000**	$ 69,890,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,	
	2013	2012
Revenues:		
Oil and natural gas	**$ 21,376,000**	$ 24,610,000
Contract drilling	**2,338,000**	2,340,000
Sale of interest in leasehold land, net	**282,000**	482,000
Residential real estate	**-**	5,975,000
Gas processing and other	**612,000**	655,000
	24,608,000	34,062,000
Costs and expenses:		
Oil and natural gas operating	**9,992,000**	10,445,000
Contract drilling operating	**2,239,000**	2,991,000
Residential real estate	**-**	5,990,000
General and administrative	**8,911,000**	8,268,000
Depletion, depreciation, and amortization	**8,542,000**	10,990,000
Reduction of carrying value of assets	**4,506,000**	6,647,000
Interest expense	**587,000**	790,000
	34,777,000	46,121,000
Loss before income taxes	**(10,169,000)**	(12,059,000)
Income tax benefit	**(1,497,000)**	(1,097,000)
Net loss	**(8,672,000)**	(10,962,000)
Less: Net loss attributable to non-controlling interests	**(109,000)**	(826,000)
Net loss attributable to Barnwell Industries, Inc. stockholders	**$ (8,563,000)**	$ (10,136,000)
Basic net loss per common share attributable to Barnwell Industries, Inc. stockholders	**$ (1.03)**	$ (1.22)
Diluted net loss per common share attributable to Barnwell Industries, Inc. stockholders	**$ (1.03)**	$ (1.22)
Weighted-average number of common shares outstanding:		
Basic	**8,277,160**	8,277,160
Diluted	**8,277,160**	8,277,160

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended September 30,	
	2013	2012
Net loss	**$ (8,672,000)**	$ (10,962,000)
Other comprehensive income:		
Foreign currency translation adjustments, net of taxes of $0	**(1,319,000)**	1,927,000
Retirement plans:		
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0	**259,000**	258,000
Net actuarial gains (losses) arising during the period, net of taxes of $0	**1,729,000**	(153,000)
Total other comprehensive income	**669,000**	2,032,000
Total comprehensive loss	**(8,003,000)**	(8,930,000)
Less: Comprehensive loss attributable to non-controlling interests	**(109,000)**	(826,000)
Comprehensive loss attributable to Barnwell Industries, Inc.	**$ (7,894,000)**	$ (8,104,000)

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,	
	2013	2012
Cash flows from operating activities:		
Net loss	**$ (8,672,000)**	$ (10,962,000)
Adjustments to reconcile net loss		
to net cash provided by operating activities:		
Depletion, depreciation, and amortization	**8,542,000**	10,990,000
Reduction of carrying value of assets	**4,506,000**	6,647,000
Retirement benefits expense	**617,000**	728,000
Accretion of asset retirement obligation	**499,000**	363,000
Gain on sale of drilling equipment	**-**	(40,000)
Deferred income tax benefit	**(1,460,000)**	(1,297,000)
Asset retirement obligation payments	**(222,000)**	(324,000)
Share-based compensation benefit	**(73,000)**	(103,000)
Retirement plan contributions	**(606,000)**	(676,000)
Sale of interest in leasehold land, net	**(282,000)**	(482,000)
Real estate held for sale	**(139,000)**	5,477,000
Increase from changes in current assets and liabilities	**481,000**	1,145,000
Net cash provided by operating activities	**3,191,000**	11,466,000
Cash flows from investing activities:		
Proceeds from sale of interest in leasehold land, net of fees paid	**282,000**	482,000
Proceeds from gas over bitumen royalty adjustments	**62,000**	61,000
Proceeds from sale of drilling equipment, net	**-**	59,000
Capital expenditures	**(4,122,000)**	(6,879,000)
Net cash used in investing activities	**(3,778,000)**	(6,277,000)
Cash flows from financing activities:		
Proceeds from long-term debt borrowings	**503,000**	-
Repayments of long-term debt	**(1,020,000)**	(6,550,000)
Contributions from non-controlling interests	**198,000**	370,000
Distributions to non-controlling interests	**-**	(29,000)
Net cash used in financing activities	**(319,000)**	(6,209,000)
Effect of exchange rate changes on cash and cash equivalents	**(111,000)**	31,000
Net decrease in cash and cash equivalents	**(1,017,000)**	(989,000)
Cash and cash equivalents at beginning of year	**8,845,000**	9,834,000
Cash and cash equivalents at end of year	**$ 7,828,000**	$ 8,845,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years ended September 30, 2012 and 2013

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non-controlling Interests	Total Equity
Balance at September 30, 2011	8,277,160	$ 4,223,000	$ 1,289,000	$ 34,231,000	$ 290,000	$ (2,286,000)	$ 967,000	$ 38,714,000
Contributions from non-controlling interests							370,000	370,000
Distributions to non-controlling interests							(29,000)	(29,000)
Net loss				(10,136,000)			(826,000)	(10,962,000)
Foreign currency translation adjustments, net of taxes of $0					1,927,000			1,927,000
Retirement plans:								
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0					258,000			258,000
Net actuarial losses arising during the period, net of taxes of $0					(153,000)			(153,000)
Balance at September 30, 2012	8,277,160	4,223,000	1,289,000	24,095,000	2,322,000	(2,286,000)	482,000	30,125,000
Contributions from non-controlling interests							198,000	198,000
Net loss				(8,563,000)			(109,000)	(8,672,000)
Foreign currency translation adjustments, net of taxes of $0					(1,319,000)			(1,319,000)
Retirement plans:								
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0					259,000			259,000
Net actuarial gains arising during the period, net of taxes of $0					1,729,000			1,729,000
Balance at September 30, 2013	8,277,160	$ 4,223,000	$ 1,289,000	$ 15,532,000	$ 2,991,000	$ (2,286,000)	$ 571,000	$ 22,320,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2013 AND 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Barnwell is engaged in the following lines of business: 1) exploring for, developing, producing and selling oil and natural gas in Canada, 2) investing in land interests in Hawaii, 3) drilling wells and installing and repairing water pumping systems in Hawaii, and 4) developing homes for sale in Hawaii.

Principles of Consolidation

The consolidated financial statements include the accounts of Barnwell Industries, Inc. and all majority-owned subsidiaries (collectively referred to herein as "Barnwell," "we," "our," "us," or the "Company"), including a 77.6%-owned land investment general partnership (Kaupulehu Developments) and two 80%-owned joint ventures (Kaupulehu 2007, LLLP and Kaupulehu Investors, LLC). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management of Barnwell to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates. Significant assumptions are required in the valuation of deferred tax assets, asset retirement obligations, share-based payment arrangements, obligations for retirement plans, contract drilling estimated costs to complete, proved oil and natural gas reserves, and the carrying value of other assets, and such assumptions may impact the amount at which such items are recorded.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Barnwell's best estimate of the amount of probable credit losses in Barnwell's existing accounts receivable and is based on historical write-off experience and the application of the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Barnwell does not have any off-balance sheet credit exposure related to its customers.

Real Estate Held for Sale

The costs of acquiring land and costs related to development and construction, including interest, property taxes and general and administrative expenses related to the development of land and home construction, are capitalized. Costs that relate to a specific lot or home are assigned to that lot or home while common costs related to multiple lots or homes will be allocated to each in proportion to their anticipated sales value.

Real estate held for sale is reported at the lower of the asset carrying value or fair value less costs to sell. The recorded balances are evaluated for impairment whenever events or changes in circumstances indicate that the balance may not be fully recoverable. This evaluation requires management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, uncertainty about future events, including changes in economic conditions, changes in operating performance, and ongoing cost of maintenance and improvements of the assets. Changes in these and other assumptions may require impairment charges that may materially impact the Company's future operating results. If economic conditions worsen in the future or if difficult market conditions extend beyond the Company's expectations resulting in a decrease in the fair value of the aforementioned assets below carrying value, the Company will be required to record an impairment loss.

Homebuilding revenue and related profit or loss are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer.

Investments in Real Estate

Barnwell's investment in residential parcels consists of land held for speculative purposes which is not expected to be sold within a year of the balance sheet date and is reported at the lower of the asset carrying value or fair value less costs to sell. The recorded balances are evaluated for impairment whenever events or changes in circumstances indicate that the balance may not be fully recoverable. This evaluation requires management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing cost of maintenance and improvements of the assets. Changes in these and other assumptions may require impairment charges that may materially impact the Company's future operating results. If economic conditions worsen in the future or if difficult market conditions extend beyond the Company's expectations resulting in a decrease in the fair value of the aforementioned assets below carrying value, the Company will be required to record an impairment loss.

Barnwell accounts for sales of Increment I and Increment II leasehold land interests under the full accrual method. Gains from such sales are recognized when the buyer's investments are adequate to demonstrate a commitment to pay for the property, risks and rewards of ownership have been transferred to the buyer, and Barnwell does not have a substantial continuing involvement with the property sold. With regard to the sales of Increment I and Increment II leasehold land interests, the percentage of sales payments are contingent future profits which will be recognized when they are realized. All costs of the sales of Increment I and Increment II leasehold land interests were recognized at the time of sale and were not deferred to future periods when any contingent profits will be recognized.

Oil and Natural Gas Properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including costs related to unsuccessful wells and estimated future site restoration and abandonment, are capitalized. We capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include any costs related to production, general corporate overhead or similar activities.

Under the full cost method of accounting, we review the carrying value of our oil and natural gas properties, on a country-by-country basis, each quarter in what is commonly referred to as the ceiling test. Under the ceiling test, capitalized costs, net of accumulated depletion and oil and natural gas related deferred income taxes, may not exceed an amount equal to the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending in the reporting period on a constant basis, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves as determined by independent petroleum reserve engineers, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed. Depletion is computed using the units-of-production method whereby capitalized costs, net of estimated salvage values, plus estimated future costs to develop proved reserves and satisfy asset retirement obligations, are amortized over the total estimated proved reserves on a country-by-country basis. Investments in major development projects are not depleted until either proved reserves are associated with the projects or impairment has been determined. Proceeds from the disposition of minor producing oil and natural gas properties are credited to the cost of oil and natural gas properties. Gains or losses are recognized on the disposition of significant oil and natural gas properties.

Revenues associated with the sale of oil, natural gas and natural gas liquids are recognized in the Consolidated Statements of Operations when the oil, natural gas and natural gas liquids are delivered and title has passed to the customer.

Barnwell's sales reflect its working interest share after royalties. Barnwell's production is generally delivered and sold at the plant gate. Barnwell does not have transportation volume commitments with pipelines and does not have natural gas imbalances related to natural gas balancing arrangements with its partners.

Long-lived Assets

Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future net cash flows expected to result from use of the asset (undiscounted and without interest charges). If it is determined that the asset may not be recoverable, impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the asset carrying value or fair value, less cost to sell.

Drilling rigs, office and other property and equipment are depreciated using the straight-line method based on estimated useful lives.

Share-based Compensation

Share-based compensation cost is measured at fair value. Barnwell utilizes a closed-form valuation model to determine the fair value of each option award. Expected volatilities are based on the historical volatility of Barnwell's stock over a period consistent with that of the expected terms of the options. The expected terms of the options represent expectations of future employee exercise and are estimated based on factors such as vesting periods, contractual expiration dates, historical trends in Barnwell's stock price, and historical exercise behavior. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms. Expected dividends are based on current and historical dividend payments.

Retirement Plans

Barnwell accounts for its defined benefit pension plan, Supplemental Employee Retirement Plan, and postretirement medical insurance benefits plan by recognizing the over-funded or under-funded status as an asset or liability in its Consolidated Balance Sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. See further discussion at Note 10 below.

The estimation of Barnwell's retirement plan obligations, costs and liabilities requires management to estimate the amount and timing of cash outflows for projected future payments and cash inflows for maturities and expected returns on plan assets. These assumptions may have an effect on the amount and timing of future contributions.

At the end of each year, Barnwell determines the discount rate to be used to calculate the present value of plan liabilities and the net periodic benefit cost. The discount rate is an estimate of the current interest rate at which the retirement plan liabilities could be effectively settled at the end of the year. In estimating this rate, Barnwell references the Citigroup Pension Liability Index at our balance sheet date which is linked to rates of return on high-quality, fixed-income investments. The discount rate used to value the future benefit obligation as of each year-end is the rate used to determine the periodic benefit cost in the following year. The estimated rate of return on plan assets is based on historical trends combined with long-term expectations, the mix of plan assets and long-term inflation assumptions.

The effects of changing assumptions are included in unamortized net gains and losses, which directly affect accumulated other comprehensive income. These unamortized gains and losses are amortized and reclassified to income (loss) over future periods.

Asset Retirement Obligation

Barnwell accounts for asset retirement obligations by recognizing the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the capitalized cost of asset retirements. The liability is accreted at the end of each period through charges to oil and natural gas operating expense.

Income Taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Management evaluates its potential exposures from tax positions taken that have been or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority on a jurisdiction-by-jurisdiction basis. Liabilities for unrecognized tax benefits related to such tax positions are included in long-term liabilities unless the tax position is expected to be settled within the upcoming year, in which case the liabilities are included in current liabilities. Interest and penalties related to uncertain tax positions are included in income tax expense.

Contract Drilling

Revenues, costs and profits applicable to contract drilling contracts are included in the Consolidated Statements of Operations using the percentage of completion method, principally measured by the percentage of labor dollars incurred to date for each contract to total estimated labor dollars for each contract. Contract losses are recognized in full in the period the losses are identified. The performance of drilling contracts may extend over more than a year and, in the interim periods, estimates of total contract costs and profits are used to determine revenues and profits earned for reporting the results of contract drilling operations. Revisions in the estimates required by subsequent performance and final contract settlements are included as adjustments to the results of operations in the period such revisions and settlements occur. Contracts are normally less than a year in duration.

Environmental

Barnwell is subject to extensive environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate and resulting translation gains or losses are accounted for in an equity account entitled "Accumulated other comprehensive income, net." Operating results of foreign subsidiaries are translated at average exchange rates during the period. Realized foreign currency transaction gains or losses were inconsequential in fiscal 2013 and 2012.

Fair Value Measurements

Fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities in active markets and have the highest priority.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3: Unobservable inputs for the financial asset or liability and have the lowest priority.

2. LOSS PER COMMON SHARE

Basic earnings (loss) per share excludes dilution and is computed by dividing net earnings (loss) attributable to Barnwell stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share includes the potentially dilutive effect of outstanding common stock options, to the extent their inclusion would be dilutive. Potentially dilutive shares are excluded from the computation of diluted earnings (loss) per share if their effect is anti-dilutive.

Potentially dilutive shares consist of the common shares issuable upon the exercise of outstanding stock options (both vested and non-vested) using the treasury stock method. Options to purchase 777,250 and 815,375 shares of common stock were excluded from the computation of diluted shares for fiscal years 2013 and 2012, respectively, as their inclusion would have been antidilutive due to the net loss attributable to Barnwell stockholders.

Reconciliations between net loss attributable to Barnwell stockholders and common shares outstanding of the basic and diluted net loss per share computations are detailed in the following tables:

	Year ended September 30, 2013		
	Net Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Basic net loss per share	**$ (8,563,000)**	**8,277,160**	**$ (1.03)**
Effect of dilutive securities - common stock options	**-**	**-**	
Diluted net loss per share	**$ (8,563,000)**	**8,277,160**	**$ (1.03)**

	Year ended September 30, 2012		
	Net Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Basic net loss per share	$ (10,136,000)	8,277,160	$ (1.22)
Effect of dilutive securities - common stock options	-	-	
Diluted net loss per share	$ (10,136,000)	8,277,160	$ (1.22)

3. SHARE-BASED PAYMENTS

The Company's share-based compensation benefit and related income tax effects are as follows:

	Year ended September 30,	
	2013	2012
Share-based compensation benefit	**$ (73,000)**	$ (103,000)
Income tax effect	**$ -**	$ -

Share-based compensation benefit recognized in losses for the years ended September 30, 2013 and 2012 are reflected in "General and administrative" expenses in the Consolidated Statements of Operations. There was no impact on income taxes for the years ended September 30, 2013 and 2012 due to a full valuation allowance on the related deferred tax asset.

Description of Share-Based Payment Arrangements

The Company's stock option plans are administered by the Compensation Committee of the Board of Directors.

1998 Stock Option Plan: Under the stockholder-approved 1998 Stock Option Plan, Barnwell was authorized to grant up to 780,000 shares of common stock to employees. Option shares are no longer available for grant. Stock options grants include qualified options that have an exercise price equal to the closing market price of Barnwell's stock on the date preceding the date of grant (110% of the closing market price on the date preceding the date of grant for options granted to affiliates), vest annually over four years of continuous service, and expire ten years from the date of grant (five years from date of grant for options granted to affiliates).

Non-qualified stock options: In December 2004, Barnwell granted non-qualified options with an exercise price equal to the closing market price of Barnwell's stock on the date of grant, that vest annually over five years of continuous service, and that expire ten years from the date of grant. The non-qualified options have stock appreciation rights features that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price.

2008 Equity Incentive Plan: The stockholder-approved 2008 Equity Incentive Plan provides for the issuance of incentive stock options, nonstatutory stock options, stock options with stock appreciation rights, restricted stock, restricted stock units and performance units, qualified performance-based awards, and stock grants to employees, consultants and non-employee members of the Board of Directors. 800,000 shares of Barnwell common stock have been reserved for issuance and as of September 30, 2013, a total of 122,500 share options remain available for grant. Stock options grants include nonqualified stock options that have exercise prices equal to Barnwell's stock price on the date of grant, vest annually over a service period of four years commencing one year from the date of grant and expire ten years from the date of grant. The options have stock appreciation rights that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price.

Barnwell currently has a policy of issuing new shares to satisfy share option exercises under both the qualified plans and non-qualified plans when the optionee requests shares.

Equity-classified Awards

Compensation cost for equity-classified awards is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period.

A summary of the activity in Barnwell's equity-classified share options from October 1, 2012 through September 30, 2013 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 1, 2012	60,000	$ 8.62		
Granted	-			
Exercised	-			
Expired/Forfeited	-			
Outstanding at September 30, 2013	60,000	$ 8.62	1.2	$ -
Exercisable at September 30, 2013	60,000	$ 8.62	1.2	$ -

Liability-classified Awards

Compensation cost for liability-classified awards is remeasured to current fair value using a closed-form valuation model based on current values at each period end with the change in fair value recognized as an expense or benefit until the award is settled.

As of September 30, 2013, there was $7,000 of total unrecognized compensation cost related to nonvested liability-classified share options. That cost is expected to be recognized in the first quarter of fiscal 2014.

The following assumptions were used in estimating fair value for all liability-classified share options outstanding:

	Year ended September 30,	
	2013	2012
Expected volatility range	47.6% to 64.3%	59.2% to 66.8%
Weighted-average volatility	58.0%	62.2%
Expected dividends	0.0%	0.0%
Expected term (in years)	1.2 to 6.2	2.2 to 7.2
Risk-free interest rate	0.1% to 1.7%	0.2% to 1.0%
Expected forfeitures	None	None

The application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation, and consequently, the related costs reported in the Consolidated Statements of Operations.

A summary of the activity in Barnwell's liability-classified share options from October 1, 2012 through September 30, 2013 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 1, 2012	755,375	$ 8.40		
Granted	-			
Exercised	-			
Expired/Forfeited	(38,125)	$ 8.96		
Outstanding at September 30, 2013	717,250	$ 8.37	4.4	$ -
Exercisable at September 30, 2013	639,750	$ 8.86	4.2	$ -

The following table summarizes the components of the total share-based compensation for liability-classified awards:

	Year ended September 30,	
	2013	2012
Due to vesting	**$ 46,000**	$ 105,000
Due to remeasurement	**(119,000)**	(208,000)
Total share-based compensation benefit for liability-based awards	**$ (73,000)**	$ (103,000)

4. ACCOUNTS RECEIVABLE AND CONTRACT COSTS

Accounts receivable are net of allowances for doubtful accounts of $43,000 and $45,000 as of September 30, 2013 and 2012, respectively. Included in accounts receivable are contract retainage balances of $52,000 and $307,000 as of September 30, 2013 and 2012, respectively. The retainage balance as of September 30, 2013 is expected to be collected within one year, generally within 45 days after the related contracts have received final acceptance and approval.

Costs and estimated earnings (loss) on uncompleted contracts are as follows:

	September 30,	
	2013	2012
Costs incurred on uncompleted contracts	**$ 2,457,000**	**$ 2,373,000**
Estimated earnings (loss)	**(251,000)**	**(238,000)**
	2,206,000	**2,135,000**
Less billings to date	**1,629,000**	**2,331,000**
	$ 577,000	**$ (196,000)**

Costs and estimated earnings (loss) on uncompleted contracts are included in the Consolidated Balance Sheets as follows:

	September 30,	
	2013	2012
Costs and estimated earnings in excess of billings on uncompleted contracts (included in other current assets)	**$ 1,011,000**	$ 321,000
Billings in excess of costs and estimated earnings on uncompleted contracts (included in other current liabilities)	**(434,000)**	(517,000)
	$ 577,000	$ (196,000)

5. REAL ESTATE HELD FOR SALE

Kaupulehu 2007 currently owns one luxury residence that is available for sale in the Lot 4A Increment I area located in the North Kona District of the island of Hawaii, north of Hualalai Resort at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean.

In June 2012, Kaupulehu 2007 sold one of the luxury residences for $5,975,000. The carrying value of the home sold and costs related to the sale totaled $5,990,000, resulting in a nominal loss.

6. INVESTMENTS IN REAL ESTATE

A summary of Barnwell's investments as of September 30, 2013 and 2012 is as follows:

Investment in two residential parcels	**$ 2,331,000**
Investment in leasehold land interest – Lot 4C	**50,000**
Total investments in real estate	**$ 2,381,000**

Investment in two residential parcels

Kaupulehu 2007 owns two residential parcels in the Lot 4A Increment I area located in the North Kona District of the island of Hawaii, north of Hualalai Resort at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean.

Investment in leasehold land interest – Lot 4C

Kaupulehu Developments holds an interest in an area of approximately 1,000 acres of vacant leasehold land zoned conservation located adjacent to Lot 4A. The lease terminates in December 2025.

Percentage of sales payments

Kaupulehu Developments has the right to receive payments from WB and WBKD, entities not affiliated with Barnwell and its subsidiaries, resulting from the sale of lots and/or residential units within approximately 870 acres of the Kaupulehu Lot 4A area by WB and WBKD in two increments ("Increment I" and "Increment II").

With respect to Increment I, Kaupulehu Developments is entitled to receive payments from WB based on the following percentages of the gross receipts from WB's sales of single-family residential lots in Increment I: 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000.

The following table summarizes the Increment I percentage of sales payment revenues received from WB:

	Year ended September 30,	
	2013	2012
Sale of interest in leasehold land:		
Proceeds	**$ 300,000**	$ 512,000
Fees	**(18,000)**	(30,000)
Revenues – sale of interest in leasehold land, net	**$ 282,000**	$ 482,000

As of September 30, 2013, 31 of the 38 single-family lots in Phase I of Increment I have been sold by WB. Forty-two single-family lots are planned for Phase II of Increment I, for a total of 80 single-family lots planned for Increment I. The developer began marketing some of the 42 single-family lots in Phase II of Increment I in 2012, and as of September 30, 2013, one lot has been sold.

With respect to Increment II, which is not yet developed, Kaupulehu Developments is entitled to receive future payments from WBKD based on a percentage of the sales prices of the residential lots or units, as well as additional payments after the members of WBKD have received distributions equal to the capital they invested in the project.

There is no assurance with regards to the amounts of future payments to be received.

7. PROPERTY AND EQUIPMENT AND ASSET RETIREMENT OBLIGATION

Barnwell's property and equipment is detailed as follows:

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, and Amortization	Net Property and Equipment
At September 30, 2013:				
Land		$ 863,000	$ -	$ 863,000
Oil and natural gas properties (full cost accounting)		239,243,000	(202,400,000)	36,843,000
Drilling rigs and equipment	3 – 10 years	6,758,000	(5,513,000)	1,245,000
Offices	40 years	2,420,000	(324,000)	2,096,000
Other property and equipment	3 – 17 years	3,588,000	(3,329,000)	259,000
Total		**$252,872,000**	**$(211,566,000)**	**$ 41,306,000**

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, and Amortization	Net Property and Equipment
At September 30, 2012:				
Land		$ 863,000	$ -	$ 863,000
Oil and natural gas properties (full cost accounting)		242,433,000	(198,768,000)	43,665,000
Drilling rigs and equipment	3 – 10 years	6,752,000	(5,152,000)	1,600,000
Offices	40 years	2,420,000	(264,000)	2,156,000
Other property and equipment	3 – 17 years	3,685,000	(3,345,000)	340,000
Total		$256,153,000	$(207,529,000)	$ 48,624,000

Barnwell recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The following is a reconciliation of the asset retirement obligation:

	Year ended September 30,	
	2013	2012
Asset retirement obligation as of beginning of year	**$ 5,629,000**	$ 4,921,000
Obligations incurred on new wells drilled	**61,000**	68,000
Revision of estimated obligation	**1,783,000**	320,000
Accretion expense	**499,000**	363,000
Payments	**(222,000)**	(324,000)
Foreign currency translation adjustment	**(230,000)**	281,000
Asset retirement obligation as of end of year	**$ 7,520,000**	$ 5,629,000

Barnwell recognized an additional $1,783,000 of abandonment and reclamation capitalized costs and liabilities in fiscal 2013 for upward revisions to prior year estimates of costs as a result of the receipt of new and more specific information regarding costs to abandon wells similar to Barnwell's.

8. INCENTIVE COMPENSATION PLAN

Barnwell established an incentive compensation plan in fiscal 2002 to compensate certain Canadian oil and natural gas segment personnel. The value of the plan is directly related to our oil and natural gas segment's net income and the value of our oil and natural gas reserves discovered for projects developed by such personnel. Barnwell recognized $30,000 and $0 of costs pursuant to this plan in fiscal 2013 and 2012, respectively. Amounts accrued under this plan totaled $404,000 and $394,000 as of September 30, 2013 and 2012, respectively, and are reported under the caption "Accrued incentive and other compensation" on the Consolidated Balance Sheets.

9. LONG-TERM DEBT

A summary of Barnwell's long-term debt is as follows:

	September 30,	
	2013	2012
Canadian revolving credit facility	**$ 12,000,000**	$ 12,000,000
Real estate loan	**4,640,000**	5,164,000
	16,640,000	17,164,000
Less current portion	**(5,240,000)**	(5,764,000)
Total long-term debt	**$ 11,400,000**	$ 11,400,000

Canadian revolving credit facility

Barnwell has a credit facility at Royal Bank of Canada, a Canadian bank, for $20,000,000 Canadian dollars, or US$19,446,000 at the September 30, 2013 exchange rate. Unused credit available under this facility was US$7,446,000 and the interest rate on the facility was 2.68% at September 30, 2013.

The facility is available in U.S. dollars at LIBOR plus 2.50%, at the Royal Bank of Canada's U.S. base rate plus 1.50%, or in Canadian dollars at the Royal Bank of Canada's prime rate plus 1.50%. A standby fee of 0.6250% per annum is charged on the unused facility balance. Under the financing agreement, the facility is reviewed annually, with the next review planned for April 2014. Subject to that review, the facility may be renewed for one year with no required debt repayments or converted to a two-year term loan by the bank. If the facility is converted to a two-year term loan, Barnwell has agreed to the following repayment schedule of the then outstanding loan balance: first year of the term period – 20% (5% per quarter), and in the second year of the term period – 80% (5% per quarter for the first three quarters and 65% in the final quarter). Based on the terms of this agreement, if Royal Bank of Canada were to convert the facility to a two-year term loan upon its next review in April 2014, Barnwell would be obligated to make quarterly principal and interest repayments beginning in July 2014. As such, one quarterly repayment of 5% would be due within one year of September 30, 2013 and accordingly, we have included $600,000 in the current portion of long-term debt.

Barnwell has the option to change the currency denomination and interest rate applicable to the loan at periodic intervals during the term of the loan. The facility is guaranteed by Barnwell and is collateralized by a general security agreement on all of the assets of Barnwell's oil and natural gas segment. No compensating bank balances are required for this facility.

Real estate loan

Barnwell, together with its real estate joint venture, Kaupulehu 2007, has a non-revolving real estate loan with a Hawaii bank. Principal and interest are paid monthly and are determined based on a loan amortization schedule. The monthly payment will change as a result of an annual change in the interest rate, the sale of the house or the sale of a residential parcel. The interest rate adjusts each April for the remaining term of the loan to the lender's then prevailing interest rate for similarly priced commercial mortgage loans or a floating rate equal to the lender's base rate. The interest rate at September 30, 2013 was 3.53%. Any unpaid principal balance and accrued interest will be due and payable on April 1, 2018.

The loan is collateralized by, among other things, a first mortgage on Kaupulehu 2007's lots together with all improvements thereon. Kaupulehu 2007 will be required to make a principal payment upon the sale of the house or a residential parcel in the amount of the net sales proceeds of the house or residential parcel; the loan agreement defines net sales proceeds as the gross sales proceeds for the house or residential parcel, less reasonable commissions and normal closing costs.

The loan agreement contains provisions requiring us to maintain compliance with certain covenants including a consolidated debt service coverage ratio and a consolidated total liabilities to tangible net worth ratio.

The home collateralizing the loan is currently available for sale; therefore, the entire balance outstanding at September 30, 2013 under the term loan has been classified as a current liability.

Combined Maturities

Combined maturities of borrowings are as follows based on the assumption that Kaupulehu 2007's home is sold during fiscal 2014 and that Royal Bank of Canada does not renew our facility upon the next review in April 2014 and the facility is therefore converted to a term loan:

Fiscal year ending	
2014	$ 5,240,000
2015	2,400,000
2016	9,000,000
Total	$ 16,640,000

10. RETIREMENT PLANS

Barnwell sponsors a noncontributory defined benefit pension plan ("Pension Plan") covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive five-year average earnings. Barnwell's funding policy is intended to provide for both benefits attributed to service to date and for those expected to be earned in the future. In addition, Barnwell sponsors a Supplemental Employee Retirement Plan ("SERP"), a noncontributory supplemental retirement benefit plan which covers certain current and former employees of Barnwell for amounts exceeding the limits allowed under the Pension Plan, and a postretirement medical insurance benefits plan ("Postretirement Medical") covering U.S. employees who have attained at least 20 years of service with Barnwell and served at least 10 years at the position of Vice President or higher, their spouses and qualifying dependents.

The following tables detail the changes in benefit obligations, fair values of plan assets and reconciliations of the funded status of the retirement plans:

	Pension		SERP		Postretirement Medical	
	September 30,					
	2013	2012	**2013**	2012	**2013**	2012
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	**$ 7,753,000**	$ 7,045,000	**$ 1,512,000**	$ 1,310,000	**$ 1,242,000**	$ 1,031,000
Service cost	**272,000**	302,000	**52,000**	50,000	**14,000**	12,000
Interest cost	**299,000**	323,000	**58,000**	61,000	**50,000**	49,000
Actuarial (gain) loss	**(1,289,000)**	352,000	**(294,000)**	97,000	**(233,000)**	150,000
Benefits paid	**(169,000)**	(261,000)	**(6,000)**	(6,000)	**-**	-
Administrative expenses paid	**(8,000)**	(8,000)	**-**	-	**-**	-
Benefit obligation at end of year	**6,858,000**	7,753,000	**1,322,000**	1,512,000	**1,073,000**	1,242,000
Change in Plan Assets:						
Fair value of plan assets at beginning of year	**5,388,000**	4,214,000	**-**	-	**-**	-
Actual return on plan assets	**300,000**	773,000	**-**	-	**-**	-
Employer contributions	**600,000**	670,000	**6,000**	6,000	**-**	-
Benefits paid	**(169,000)**	(261,000)	**(6,000)**	(6,000)	**-**	-
Administrative expenses paid	**(8,000)**	(8,000)	**-**	-	**-**	-
Fair value of plan assets at end of year	**6,111,000**	5,388,000	**-**	-	**-**	-
Funded status	**$ (747,000)**	$ (2,365,000)	**$ (1,322,000)**	$ (1,512,000)	**$ (1,073,000)**	$ (1,242,000)

	Pension		SERP		Postretirement Medical	
	September 30,					
	2013	2012	**2013**	2012	**2013**	2012
Amounts recognized in the Consolidated Balance Sheets:						
Current liabilities	**$ -**	$ -	**$ (5,000)**	$ (5,000)	**$ -**	$ -
Noncurrent liabilities	**(747,000)**	(2,365,000)	**(1,317,000)**	(1,507,000)	**(1,073,000)**	(1,242,000)
Net amount	**$ (747,000)**	$ (2,365,000)	**$ (1,322,000)**	$ (1,512,000)	**$ (1,073,000)**	$ (1,242,000)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial loss (gain)	**$ 1,254,000**	$ 2,559,000	**$ 200,000**	$ 514,000	**$ (263,000)**	$ (30,000)
Prior service cost (credit)	**88,000**	93,000	**(87,000)**	(92,000)	**12,000**	148,000
Accumulated other comprehensive loss (income)	**$ 1,342,000**	$ 2,652,000	**$ 113,000**	$ 422,000	**$ (251,000)**	$ 118,000

Barnwell estimates that it will make approximately $600,000 in contributions to the Pension Plan during fiscal 2014. The SERP and Postretirement Medical plans are unfunded and Barnwell will fund benefits when payments are made. Barnwell does not expect to make any benefit payments under the Postretirement Medical plan during fiscal 2014 and expected payments under the SERP for fiscal 2014 are not significant. Fluctuations in actual market returns as well as changes in general interest rates will result in changes in the market value of plan assets and may result in increased or decreased retirement benefits costs and contributions in future periods.

The following table presents the weighted-average assumptions used to determine benefit obligations and net benefit costs:

	Pension		SERP		Postretirement Medical	
	Year ended September 30,					
	2013	2012	**2013**	2012	**2013**	2012
Assumptions used to determine fiscal year-end benefit obligations:						
Discount rate	**5.00%**	4.00%	**5.00%**	4.00%	**5.00%**	4.00%
Rate of compensation increase	**4.00%**	4.00%	**4.00%**	4.00%	**N/A**	N/A
Assumptions used to determine net benefit costs (years ended):						
Discount rate	**4.00%**	4.75%	**4.00%**	4.75%	**4.00%**	4.75%
Expected return on plan assets	**7.00%**	7.00%	**N/A**	N/A	**N/A**	N/A
Rate of compensation increase	**4.00%**	5.00%	**4.00%**	5.00%	**N/A**	N/A

The components of net periodic benefit cost are as follows:

	Pension		SERP		Postretirement Medical	
	Year ended September 30,					
	2013	2012	**2013**	2012	**2013**	2012
Net periodic benefit cost for the year:						
Service cost	**$ 272,000**	$ 302,000	**$ 52,000**	$ 50,000	**$ 14,000**	$ 12,000
Interest cost	**299,000**	323,000	**58,000**	61,000	**50,000**	49,000
Expected return on plan assets	**(387,000)**	(327,000)	-	-	-	-
Amortization of prior service cost (credit)	**5,000**	5,000	**(5,000)**	(1,000)	**136,000**	136,000
Amortization of net actuarial loss (gain)	**103,000**	112,000	**20,000**	17,000	-	(11,000)
Net periodic benefit cost	**$ 292,000**	$ 415,000	**$ 125,000**	$ 127,000	**$ 200,000**	$ 186,000

The amounts that are estimated to be amortized from accumulated other comprehensive income into net periodic benefit cost in the next fiscal year are as follows:

	Pension	SERP	Postretirement Medical
Prior service cost (credit)	$ 5,000	$ (5,000)	$ 12,000
Net actuarial loss (gain)	37,000	4,000	(21,000)
	$ 42,000	$ (1,000)	$ (9,000)

The accumulated benefit obligation differs from the projected benefit obligation in that it assumes future compensation levels will remain unchanged. The accumulated benefit obligation for the pension plan was $5,772,000 and $6,263,000 at September 30, 2013 and 2012, respectively. The accumulated benefit obligation for the SERP was $1,006,000 and $1,075,000 at September 30, 2013 and 2012, respectively.

The benefits expected to be paid under the retirement plans as of September 30, 2013 are as follows:

	Pension	SERP	Postretirement Medical
Expected Benefit Payments:			
Fiscal year ending September 30, 2014	$ 216,000	$ 5,000	$ -
Fiscal year ending September 30, 2015	$ 202,000	$ 4,000	$ -
Fiscal year ending September 30, 2016	$ 189,000	$ 3,000	$ -
Fiscal year ending September 30, 2017	$ 260,000	$ 3,000	$ -
Fiscal year ending September 30, 2018	$ 279,000	$ 2,000	$ 29,000
Fiscal years ending September 30, 2019 through 2023	$ 1,996,000	$ 382,000	$ 287,000

The following table provides the assumed health care cost trend rates related to the measurement of Barnwell's postretirement medical obligations.

	Year ended September 30,	
	2013	2012
Health care cost trend rates assumed for next year	**8.0%**	8.5%
Ultimate cost trend rate	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2020**	2020

The assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical obligations. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point (Decrease)
Effect on total service and interest cost components	$ 15,000	$ (12,000)
Effect on accumulated postretirement benefit obligations	$ 219,000	$ (175,000)

Plan Assets

Management communicates periodically with its professional investment advisors to establish investment policies, direct investments and select investment options. The overall investment objective of the Pension Plan is to attain a diversified combination of investments that provides long-term growth in the assets of the plan to fund future benefit obligations while managing risk in order to meet current benefit obligations. Generally, interest and dividends received provide cash flows to fund current benefit obligations. Longer-term obligations are generally estimated to be provided for by growth in equity securities. The Company's investment policy permits investments in a diversified mix of U.S. and international equities, fixed income securities and cash equivalents.

Barnwell's investments in fixed income securities include corporate bonds, U.S. treasuries, preferred securities, and fixed income exchange-traded funds. The Company's investments in equity securities primarily include domestic and international large-cap companies, as well as, domestic and international equity securities exchange-traded funds. Plan assets include $8,000 of Barnwell's stock at September 30, 2013.

The Company's year-end target allocation, by asset category, and the actual asset allocations were as follows:

Asset Category	Target Allocation	September 30, 2013	2012
Cash and other	0% - 30%	5%	1%
Fixed income securities	20% - 60%	25%	30%
Equity securities	30% - 70%	70%	69%

Actual investment allocations may vary from our target allocations from time to time due to prevailing market conditions. We periodically review our actual investment allocations and rebalance our investments to our target allocations as dictated by current and anticipated market conditions and required cash flows.

We categorize plan assets into three levels based upon the assumptions used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment in determining the fair value. Equity securities and exchange-traded funds are valued by obtaining quoted prices on recognized and highly liquid exchanges. Fixed income securities are valued based upon the closing price reported in the active market in which the security is traded. All of our plan assets are categorized as Level 1 assets, and as such, the actual market value is used to determine the fair value of assets. The following tables set forth by level, within the fair value hierarchy, pension plan assets at their fair value:

		Fair Value Measurements Using:		
	Carrying Amount as of September 30, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:				
Cash	$ 316,000	$ 316,000	$ -	$ -
U.S. government bonds	97,000	97,000	-	-
Corporate bonds	710,000	710,000	-	-
Fixed income exchange-traded funds	458,000	458,000	-	-
Preferred securities	226,000	226,000	-	-
Equity securities exchange-traded funds	634,000	634,000	-	-
Equities	3,670,000	3,670,000	-	-
Total	$ 6,111,000	$ 6,111,000	$ -	$ -

		Fair Value Measurements Using:		
	Carrying Amount as of September 30, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:				
Cash	$ 72,000	$ 72,000	$ -	$ -
U.S. government bonds	100,000	100,000	-	-
Corporate bonds	400,000	400,000	-	-
Fixed income exchange-traded funds	850,000	850,000	-	-
Preferred securities	232,000	232,000	-	-
Equity securities exchange-traded funds	283,000	283,000	-	-
Equities	3,451,000	3,451,000	-	-
Total	$ 5,388,000	$ 5,388,000	$ -	$ -

11. INCOME TAXES

The components of loss before income taxes, after adjusting the loss for non-controlling interests, are as follows:

	Year ended September 30,	
	2013	2012
United States	**$ (4,832,000)**	$ (8,936,000)
Canada	**(5,228,000)**	(2,297,000)
	$ (10,060,000)	$ (11,233,000)

The components of the income tax (benefit) provision related to the above losses are as follows:

	Year ended September 30,	
	2013	2012
Current (benefit) provision:		
United States – Federal	**$ -**	$ -
United States – State	**(82,000)**	-
	(82,000)	-
Canadian	**45,000**	200,000
Total current	**(37,000)**	200,000
Deferred benefit:		
United States	**82,000**	(380,000)
Canadian	**(1,542,000)**	(917,000)
Total deferred	**(1,460,000)**	(1,297,000)
	$ (1,497,000)	$ (1,097,000)

Barnwell's effective consolidated income tax rate for fiscal 2013, after adjusting loss before income taxes for non-controlling interests, was 15%, as compared to 10% for fiscal 2012.

Consolidated taxes do not bear a customary relationship to pretax losses due primarily to the fact that Canadian income taxes are not sheltered by U.S. source losses, Canadian income taxes are not estimated to have a current or future benefit as foreign tax credits or deductions for U.S. tax purposes, and U.S. consolidated net operating losses are not estimated to have any future U.S. tax benefit prior to expiration.

Included in the income tax benefit for fiscal 2012 is a $93,000 benefit from lapsing of the statute of limitations and the related accrued interest for uncertain tax positions related to Canadian income taxes. There is no such benefit included in the income tax benefit for fiscal 2013.

A reconciliation between the reported income tax benefit and the amount computed by multiplying the loss attributable to Barnwell before income taxes by the U.S. federal tax rate of 35% is as follows:

	Year ended September 30,	
	2013	2012
Tax benefit computed by applying statutory rate	**$ (3,521,000)**	$ (3,932,000)
Increase in the valuation allowance	**2,978,000**	3,968,000
Additional effect of the foreign tax provision on the total tax provision	**(1,018,000)**	(606,000)
Expiration of foreign tax credit carryforward	**249,000**	-
State income tax benefit	**(365,000)**	(389,000)
Other	**180,000**	(138,000)
	$ (1,497,000)	$ (1,097,000)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	September 30,	
	2013	2012
Deferred income tax assets:		
U.S. tax effect of deferred Canadian taxes	**$ 526,000**	$ 1,082,000
Foreign tax credit carryover	**1,715,000**	1,955,000
Alternative minimum tax credit carryover	**460,000**	460,000
U.S. federal net operating loss carryover	**4,903,000**	2,613,000
Tax basis of investment in land and residential real estate in excess of book basis	**1,756,000**	1,661,000
Property and equipment accumulated tax depreciation and depletion in excess of book under U.S. tax law	**5,196,000**	4,480,000
Liabilities accrued for books but not for tax under U.S. tax law	**4,338,000**	4,192,000
Liabilities accrued for books but not for tax under Canadian tax law	**2,409,000**	1,732,000
Other	**2,085,000**	1,869,000
Total gross deferred tax assets	**23,388,000**	20,044,000
Less valuation allowance	**(20,979,000)**	(18,233,000)
Net deferred income tax assets	**2,409,000**	1,811,000
Deferred income tax liabilities:		
Property and equipment accumulated tax depreciation and depletion in excess of book under Canadian tax law	**(3,957,000)**	(4,913,000)
Other	**(95,000)**	(92,000)
Total deferred income tax liabilities	**(4,052,000)**	(5,005,000)
Net deferred income tax liability	**$ (1,643,000)**	$ (3,194,000)

Net deferred income tax liability is included in the Consolidated Balance Sheets as follows:

	September 30,	
	2013	2012
Current deferred income tax asset (included in other current assets)	**$ 247,000**	$ 113,000
Deferred income tax liability	**(1,890,000)**	(3,307,000)
Net deferred income tax liability	**$ (1,643,000)**	$ (3,194,000)

The total valuation allowance increased $2,746,000 for the year ended September 30, 2013. The increase was due primarily to a U.S. federal net operating loss and asset impairments for books but not tax. Of the total increase in the valuation allowance for fiscal 2013, $2,978,000 was recognized as income tax expense and $232,000 was credited to accumulated other comprehensive income.

Net deferred tax assets at September 30, 2013 of $2,409,000 consists of Canadian deferred tax assets related to liabilities accrued for book purposes but not for tax purposes that are estimated to be realized through future Canadian income tax deductions against future Canadian oil and natural gas earnings.

At September 30, 2013, Barnwell had foreign tax credit carryovers, alternative minimum tax credit carryovers, and U.S. federal net operating loss carryovers totaling $1,715,000, $460,000 and $14,420,000, respectively. All three items were fully offset by valuation allowances at September 30, 2013. The net operating loss carryovers expire in fiscal years 2031-2033, and the foreign tax credit carryovers expire in fiscal years 2017-2023.

FASB ASC Topic 740, *Income Taxes*, prescribes a threshold for recognizing the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority.

Barnwell files U.S. federal income tax returns, income tax returns in various U.S. states, and Canadian federal and provincial tax returns. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the more likely than not outcome. We adjust these unrecognized tax benefits, as well as the related interest, based on ongoing changes in facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution for an amount less than the amount estimated by Barnwell would be recognized as a decrease in the effective income tax rate in the period of resolution, and unfavorable resolution in excess of the amount estimated by Barnwell would be recognized as an increase in the effective income tax rate in the period of resolution.

The Canada Revenue Agency is currently examining the Company's Canadian federal income tax returns for fiscal 2010 and 2011.

Below are the changes in unrecognized tax benefits.

	Year ended September 30,	
	2013	2012
Balance at beginning of year	**$ 722,000**	$ 761,000
Accrued interest related to tax positions taken	**14,000**	(19,000)
Lapse of statute	**-**	(61,000)
Translation adjustments	**(32,000)**	41,000
Balance at end of year	**$ 704,000**	$ 722,000

The total amount of unrecognized tax benefits at September 30, 2013 that, if recognized, would impact the effective tax rate was $704,000. Included in the liability for unrecognized tax benefits at September 30, 2013 and 2012, is accrued interest of $86,000 and $75,000, respectively.

Uncertain tax positions consist of Canadian federal and provincial audit issues that involve transfer pricing adjustments. Because of a lack of clarity and uniformity regarding allowable transfer pricing valuations by differing jurisdictions, it is reasonably possible that the total amount of uncertain tax positions may significantly increase or decrease within the next 12 months, and the estimated range of any such variance is not currently estimable based upon facts and circumstances as of September 30, 2013.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by taxing authorities at September 30, 2013:

Jurisdiction	Fiscal Years Open
U.S. federal	2010 – 2012
Various U.S. states	2010 – 2012
Canada federal	2005 – 2012
Various Canadian provinces	2005 – 2012

12. REDUCTION OF CARRYING VALUE OF ASSETS

During fiscal years 2013 and 2012, Barnwell reduced the carrying value of certain assets. A breakdown of the reduction of the carrying value of assets as reported in the Consolidated Statements of Operations is as follows:

	Year ended September 30,	
	2013	2012
Oil and natural gas properties	**$ 4,506,000**	$ 2,551,000
Real estate held for sale	-	1,854,000
Investment in joint ventures	-	1,754,000
Lot acquisition rights – Mauka Lands	-	488,000
Total reduction of carrying value of assets	**$ 4,506,000**	$ 6,647,000

Oil and Natural Gas Properties

Under the full cost method of accounting, the Company performs quarterly oil and natural gas ceiling test calculations. Barnwell's net capitalized costs exceeded the ceiling limitations at March 31, 2013, December 31, 2012 and September 30, 2012. As such, Barnwell reduced the carrying value of its oil and natural gas properties by $4,506,000 and $2,551,000 during the years ended September 30, 2013 and 2012, respectively.

Real Estate Held for Sale

In fiscal 2012, Kaupulehu 2007 entered into a contract to sell one of the luxury residences at a price below carrying value. Accordingly, Barnwell recorded a $1,854,000 reduction in the carrying value of real estate held for sale in fiscal 2012 to reflect this decline in the estimated market value. No reduction in the carrying value was necessary during the year ended September 30, 2013.

Investment in Joint Ventures

Due to uncertainty regarding the financial condition of Hualalai Investors JV, LLC and Hualalai Investors II, LLC, owners of Hualalai Resort, in which the Company owns 1.5% passive minority interests, and the duration of current economic conditions and the corresponding impact of such conditions on the Company's ability to recover its investment within the Company's currently estimated holding period, the Company wrote off its remaining $1,754,000 investment in joint ventures in fiscal 2012 as management concluded that there was an other-than-temporary impairment of these investments.

Lot Acquisition Rights

Barnwell, through wholly-owned Kaupulehu Mauka Investors, LLC, owns acquisition rights as to 14 lots within agricultural-zoned leasehold land in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway at Kaupulehu, on the island of Hawaii. Due to heightened uncertainty regarding the likelihood of development of the Mauka Lands, and accordingly, the corresponding impact of such conditions on the Company's ability to recover its investment in lot acquisition rights, the Company wrote off its remaining $488,000 investment in lot acquisition rights in fiscal 2012.

13. SEGMENT AND GEOGRAPHIC INFORMATION

Barnwell operates the following segments: 1) exploring for, developing, producing and selling oil and natural gas in Canada (oil and natural gas); 2) investing in land interests in Hawaii (land investment); 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling); and 4) developing homes for sale in Hawaii (residential real estate).

The following table presents certain financial information related to Barnwell's reporting segments. All revenues reported are from external customers with no intersegment sales or transfers.

	Year ended September 30,	
	2013	2012
Revenues:		
Oil and natural gas	**$ 21,376,000**	$ 24,610,000
Land investment	**282,000**	482,000
Contract drilling	**2,338,000**	2,340,000
Residential real estate	**-**	5,975,000
Other	**567,000**	633,000
Total before interest income	**24,563,000**	34,040,000
Interest income	**45,000**	22,000
Total revenues	**$ 24,608,000**	$ 34,062,000
Depletion, depreciation, and amortization:		
Oil and natural gas	**$ 8,034,000**	$ 10,367,000
Contract drilling	**394,000**	509,000
Other	**114,000**	114,000
Total depletion, depreciation, and amortization	**$ 8,542,000**	$ 10,990,000
Reduction of carrying value of assets:		
Oil and natural gas	**$ 4,506,000**	$ 2,551,000
Land investment	**-**	488,000
Residential real estate	**-**	1,854,000
Other	**-**	1,754,000
Total reduction of carrying value of assets	**$ 4,506,000**	$ 6,647,000
Operating (loss) profit (before general and administrative expenses):		
Oil and natural gas	**$ (1,156,000)**	$ 1,247,000
Land investment	**282,000**	(6,000)
Contract drilling	**(295,000)**	(1,160,000)
Residential real estate	**-**	(1,869,000)
Other	**453,000**	(1,235,000)
Total operating loss	**(716,000)**	(3,023,000)
General and administrative expenses	**(8,911,000)**	(8,268,000)
Interest expense	**(587,000)**	(790,000)
Interest income	**45,000**	22,000
Loss before income taxes	**$ (10,169,000)**	$ (12,059,000)

Capital Expenditures:

	Year ended September 30,	
	2013	2012
Oil and natural gas	**$ 7,506,000**	$ 4,915,000
Contract drilling	**17,000**	72,000
Other	**2,000**	35,000
Total	**$ 7,525,000**	$ 5,022,000

Assets By Segment:

	September 30,	
	2013	2012
Oil and natural gas [(1)]	**$ 40,559,000**	$ 46,946,000
Land investment [(2)]	**2,381,000**	2,381,000
Contract drilling [(2)]	**2,905,000**	2,963,000
Residential real estate [(2)]	**5,448,000**	5,309,000
Other:		
Cash and cash equivalents	**7,828,000**	8,845,000
Corporate and other	**3,593,000**	3,446,000
Total	**$ 62,714,000**	$ 69,890,000

(1) Primarily located in the province of Alberta, Canada.
(2) Located in Hawaii.

Long-Lived Assets By Geographic Area:

	September 30,	
	2013	2012
United States	**$ 6,699,000**	$ 7,161,000
Canada	**36,988,000**	43,844,000
Total	**$ 43,687,000**	$ 51,005,000

Revenue By Geographic Area:

	Year ended September 30,	
	2013	2012
United States	**$ 2,643,000**	$ 8,892,000
Canada	**21,920,000**	25,148,000
Total (excluding interest income)	**$ 24,563,000**	$ 34,040,000

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income, net of taxes, are as follows:

	September 30,	
	2013	2012
Foreign currency translation	**$ 3,701,000**	$ 5,020,000
Retirement plans liability	**(710,000)**	(2,698,000)
Accumulated other comprehensive income	**$ 2,991,000**	$ 2,322,000

15. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain of our assets and liabilities are reported at fair value in the accompanying balance sheets on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. The following table provides carrying value and fair value measurement information for nonrecurring fair value measurements recorded during the year ended September 30, 2012 (there were no nonrecurring fair value measurements recorded during the year ended September 30, 2013):

		Fair Value Measurements Using:			
	Carrying Amount as of September 30, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Reduction of Carrying Value for the year ended September 30, 2012
Real estate held for sale	$ 5,309,000	$ -	$ 5,309,000	$ -	$ 1,854,000
Investment in joint ventures	$ -	$ -	$ -	$ -	$ 1,754,000
Lot acquisition rights – Mauka Lands	$ -	$ -	$ -	$ -	$ 488,000

The fair value of real estate held for sale was based on the sales price of the residence sold during the year ended September 30, 2012, which is similar and located adjacent to the remaining home. This fair value measurement has been classified as a Level 2 valuation.

Due to uncertainty regarding the financial condition of the joint venture entities in which the Company has passive interests and the duration of current economic conditions and the corresponding impact of such conditions on the Company's ability to recover its investment within the Company's currently estimated holding period, the Company wrote off its remaining $1,754,000 investment in joint ventures in fiscal 2012 as management concluded that there was an other-than-temporary impairment of these investments.

Due to heightened uncertainty regarding the likelihood of development of the Mauka Lands, and accordingly, the corresponding impact of such conditions on the Company's ability to recover its investment in lot acquisition rights, the Company wrote off its remaining $488,000 investment in lot acquisition rights in fiscal 2012.

As further described in Note 7, the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Barnwell estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. These assumptions represent Level 3 inputs. Asset retirement obligations are not subsequently measured at fair value; however revisions are recorded when information underlying the assumptions used to estimate the existing asset retirement obligation change.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued current liabilities and payables to joint interest owners approximate their fair values due to the short-term nature of the instruments. The carrying value of long-term debt approximates fair value as the terms approximate current market terms for similar debt instruments of comparable risk and maturities.

16. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Barnwell has several non-cancelable operating leases for office space and leasehold land. Rental expense was $521,000 and $476,000 for the years ended September 30, 2013 and 2012, respectively. Barnwell is committed under these leases for minimum rental payments summarized by fiscal year as follows:

Fiscal year ending	
2014	$ 494,000
2015	185,000
2016	185,000
2017	161,000
2018	46,000
Thereafter through 2026	169,000
Total	$ 1,240,000

The lease payments for land were subject to renegotiation as of January 1, 2006. Per the lease agreement, the lease payments will remain unchanged pending an appraisal, whereupon the lease rent could be adjusted to fair market value. Barnwell does not know the amount of the new lease payments which could be effective upon performance of the appraisal; they may remain unchanged or increase, and Barnwell currently expects the adjustment, if any, to not be material. The future rental payment disclosures above assume the minimum lease payments for land in effect at December 31, 2005 remain unchanged through December 2025, the end of the lease term.

Environmental Matters

As of September 30, 2013, environmental remediation costs of $783,000, which have not been discounted, were accrued in "Accrued operating and other expenses" on the Consolidated Balance Sheets. The amount accrued is the estimated liability for probable environmental remediation costs for soil contamination from infrastructure issues at the Dunvegan and Wood River properties. Because of the inherent uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites in excess of the $783,000 accrued, and sites identified in the future, if any, could be incurred. No accrual for environmental remediation costs was necessary at September 30, 2012.

Legal and Regulatory Matters

Barnwell is occasionally involved in routine litigation and is subject to governmental and regulatory controls that are incidental to the ordinary course of business. Barnwell's management believes that all claims and litigation involving Barnwell are not likely to have a material adverse effect on its results of operations, financial position or liquidity.

Other Matters

Barnwell is obligated to pay Nearco, Inc. 4.2% of Kaupulehu Developments' gross receipts from real estate transactions. The fees represent compensation for promotion and marketing of Kaupulehu Developments' property and were determined based on the estimated fair value of such services.

In conjunction with the closing of the Increment II transaction in fiscal 2006, Kaupulehu Developments entered into an agreement to pay its external real estate legal counsel 1.5% of all Increment II percentage of sales payments received by Kaupulehu Developments for services provided by its external real estate legal counsel in the negotiation and closing of the Increment II transaction. No amounts were paid pursuant to this arrangement in fiscal years 2013 or 2012.

17. CONCENTRATIONS OF CREDIT RISK

Our oil and natural gas segment's primary concentration of credit risk is associated with two customers that individually accounted for more than 10% of total oil and natural gas segment accounts receivable: Shell Trading Canada and Keyera Partnership. At September 30, 2013, these customers accounted for 53% and 16%, respectively, or in aggregate $1,009,000, of our oil and natural gas accounts receivables.

Management does not believe significant credit risk related to these trade receivables exists at September 30, 2013 based on prior historical experience.

18. INFORMATION RELATING TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table details the effect of changes in current assets and liabilities on the Consolidated Statements of Cash Flows, and presents supplemental cash flow information:

	Year ended September 30,	
	2013	2012
Increase (decrease) from changes in:		
Receivables	**$ 180,000**	$ 2,409,000
Other current assets	**(1,218,000)**	46,000
Accounts payable	**1,863,000**	(214,000)
Accrued compensation	**155,000**	(739,000)
Other current liabilities	**(499,000)**	(357,000)
Increase from changes in current assets and liabilities	**$ 481,000**	$ 1,145,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	**$ 564,000**	$ 743,000
Income taxes	**$ 438,000**	$ 457,000

Capital expenditure accruals related to oil and natural gas exploration and development increased $1,559,000 and decreased $2,245,000 during the years ended September 30, 2013 and 2012, respectively. Additionally, during the years ended September 30, 2013 and 2012, capital expenditure accruals related to oil and natural gas asset retirement obligations increased $1,844,000 and $388,000, respectively.

19. SUBSEQUENT EVENTS

In November 2013, Kaupulehu Developments received a percentage of sales payment totaling $140,000 from the sale of one lot within Phase I of Increment I. Financial results from the receipt of this payment will be reflected in Barnwell's quarter ending December 31, 2013.

On November 27, 2013, Barnwell, through a wholly-owned subsidiary, entered into two limited liability limited partnerships, KD Kona 2013 LLLP and KKM Makai, LLLP, and indirectly acquired 19.6% interests in WB Kukio Resorts, LLC, WB Maniniowali, LLC, and WB Kaupulehu, LLC for $5,140,000. These entities own certain real estate and development rights interests in the Kukio, Maniniowali, and Kaupulehu portions of Kukio Resort, a private residential community on the Kona coast of the Big Island of Hawaii. WB Kaupulehu, LLC, which is comprised of WB and WBKD, is the developer of Kaupulehu Lot 4A Increments I and II, the area in which Barnwell has interests in percentage of sales payments. The limited liability limited partnership agreements provide for a priority return of Barnwell's investment prior to profit distributions.

Barnwell, through affiliated entities, borrowed approximately $4,140,000 under a new bank loan to partially fund the acquisition, and Barnwell expects that it will pay approximately $1,000,000 in the forthcoming months to fund the remainder of the acquisition. The bank loan matures in November 2015, with an option to extend one year, and accrues interest for the first year at the Federal Home Loan

Bank's fixed rate plus 4.00% and resets annually thereafter. Principal payments are due on the receipt of percentage of sales payments from the sale of lots within Kaupulehu Lot 4A Increments I and II, upon the sale of Barnwell's real estate held for sale and two residential parcels, and on receipt of cash distributions from the entities noted above. Barnwell is a guarantor of the loan.

As a result of this transaction, whereas Barnwell was not affiliated with the aforementioned entities prior to this transaction, henceforth Barnwell will have an ownership interest and affiliation with these entities. This transaction will be reflected in Barnwell's quarter ending December 31, 2013.

20. SUMMARY OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

21. SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION (UNAUDITED)

The following tables summarize information relative to Barnwell's oil and natural gas operations, which are conducted in Canada. Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved producing oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The estimated net interests in total proved and proved producing reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimations. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

(A) Oil and Natural Gas Reserves

The following table summarizes changes in the estimates of Barnwell's net interests in total proved developed reserves of oil and natural gas liquids and natural gas, which are all in Canada. The Company has no proved undeveloped reserves. All of the information regarding reserves in this Form 10-K is derived from the report of our independent petroleum reserve engineers, InSite, and is included as an Exhibit to this Form 10-K.

	OIL & NGL (Bbls)	GAS (Mcf)	Total (Boe)
Proved reserves:			
Balance at September 30, 2011	1,184,000	14,943,000	3,760,000
Revisions of previous estimates	97,000	(1,121,000)	(96,000)
Extensions, discoveries and other additions	56,000	40,000	63,000
Less production	(259,000)	(2,753,000)	(734,000)
Balance at September 30, 2012	1,078,000	11,109,000	2,993,000
Revisions of previous estimates	46,000	1,137,000	242,000
Extensions, discoveries and other additions	28,000	17,000	31,000
Less production	(229,000)	(2,018,000)	(577,000)
Balance at September 30, 2013	**923,000**	**10,245,000**	**2,689,000**

(B) Capitalized Costs Relating to Oil and Natural Gas Producing Activities

All capitalized costs relating to oil and natural gas producing activities, which were being depleted in all years, are summarized as follows:

	September 30,	
	2013	2012
Proved properties	**$ 237,977,000**	$ 238,788,000
Unproved properties	**1,266,000**	3,645,000
Total capitalized costs	**239,243,000**	242,433,000
Accumulated depletion and depreciation	**202,400,000**	198,768,000
Net capitalized costs	**$ 36,843,000**	$ 43,665,000

(C) Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development

	Year ended September 30,	
	2013	2012
Acquisition of properties:		
Unproved	$ **250,000**	$ 496,000
Proved	**-**	-
Exploration costs	**1,485,000**	1,778,000
Development costs	**5,771,000**	2,641,000
Total	**$ 7,506,000**	$ 4,915,000

Development costs incurred in the table above include additions and revisions to Barnwell's asset retirement obligation of $1,844,000 and $388,000 for the years ended September 30, 2013 and 2012, respectively.

(D) Results of Operations for Oil and Natural Gas Producing Activities

	Year ended September 30,	
	2013	2012
Net revenues	**$ 21,376,000**	$ 24,610,000
Production costs	**9,992,000**	10,445,000
Depletion	**8,034,000**	10,367,000
Reduction of carrying value of oil and natural gas properties	**4,506,000**	2,551,000
Pre-tax results of operations*	**(1,156,000)**	1,247,000
Estimated income tax benefit (expense)	**335,000**	(387,000)
Results of operations*	**$ (821,000)**	$ 860,000

* Before general and administrative expenses, interest expense, and foreign exchange gains and losses.

(E) Standardized Measure, Including Year-to-Year Changes Therein, of Estimated Discounted Future Net Cash Flows

The following tables utilize reserve and production data estimated by independent petroleum reserve engineers. The information may be useful for certain comparison purposes but should not be solely relied upon in evaluating Barnwell or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value.

The estimated future cash flows at September 30, 2013 and 2012 were based on weighted average sales prices, based upon the average of the price in effect on the first day of the month for the preceding twelve month period in accordance with SEC Release No. 33-8995. The future production and development costs represent the estimated future expenditures that we will incur to develop and produce the proved reserves, assuming continuation of existing economic conditions. The future income tax expenses were computed by applying statutory income tax rates in existence at September 30, 2013 and

2012 to the future pre-tax net cash flows relating to proved reserves, net of the tax basis of the properties involved.

Material revisions to reserve estimates may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed and actual prices realized and actual costs incurred are expected to vary significantly from those used. Management does not rely upon this information in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves and price and cost assumptions different than those reflected herein.

Standardized Measure of Discounted Future Net Cash Flows

	September 30,	
	2013	2012
Future cash inflows	**$ 99,867,000**	$ 109,253,000
Future production costs	**(48,186,000)**	(51,603,000)
Future development costs	**(1,472,000)**	(2,044,000)
Future income tax expenses	**(7,800,000)**	(8,260,000)
Future net cash flows	**42,409,000**	47,346,000
10% annual discount for timing of cash flows	**(10,475,000)**	(12,056,000)
Standardized measure of discounted future net cash flows	**$ 31,934,000**	$ 35,290,000

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	Year ended September 30,	
	2013	2012
Beginning of year	**$ 35,290,000**	$ 48,559,000
Sales of oil and natural gas produced, net of production costs	**(11,384,000)**	(14,165,000)
Net changes in prices and production costs, net of royalties and wellhead taxes	**4,275,000**	(17,851,000)
Extensions and discoveries	**831,000**	2,312,000
Revisions of previous quantity estimates	**857,000**	4,084,000
Net change in income taxes	**(433,000)**	5,171,000
Accretion of discount	**3,376,000**	5,129,000
Other - changes in the timing of future production and other	**495,000**	(307,000)
Other - net change in Canadian dollar translation rate	**(1,373,000)**	2,358,000
Net change	**(3,356,000)**	(13,269,000)
End of year	**$ 31,934,000**	$ 35,290,000

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Barnwell, including its consolidated subsidiaries, is made known to the officers who certify Barnwell's financial reports and to other members of executive management and the Board of Directors.

As of September 30, 2013, an evaluation was carried out by Barnwell's Chief Executive Officer and Chief Financial Officer of the effectiveness of Barnwell's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Barnwell's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2013 to ensure that information required to be disclosed by Barnwell in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Act of 1934 and the rules thereunder.

Management's Annual Report on Internal Control Over Financial Reporting

Barnwell's management is responsible for establishing and maintaining adequate internal control over financial reporting for Barnwell, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Barnwell's management, including our Chief Executive Officer and Chief Financial Officer, Barnwell conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control over Financial Reporting — Guidance for Smaller Public Companies* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on this evaluation under the COSO Framework, management concluded that its internal control over financial reporting was effective as of September 30, 2013.

Changes in Internal Control Over Financial Reporting

There was no change in Barnwell's internal control over financial reporting during the quarter ended September 30, 2013 that materially affected, or is reasonably likely to materially affect, Barnwell's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2013, which proxy statement is incorporated herein by reference.

Barnwell adopted a Code of Ethics that applies to its Chief Executive Officer and the Chief Financial Officer. This Code of Ethics has been posted on Barnwell's website at www.brninc.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2013, which proxy statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2013, which proxy statement is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about Barnwell's common stock that may be issued upon exercise of options and rights under all of Barnwell's existing equity compensation plans as of September 30, 2013:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	777,250	$8.39	122,500
Equity compensation plans not approved by security holders	-	-	-
Total	777,250	$8.39	122,500

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2013, which proxy statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2013, which proxy statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

The following consolidated financial statements of Barnwell Industries, Inc. and its subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm – KPMG LLP

Consolidated Balance Sheets – September 30, 2013 and 2012

Consolidated Statements of Operations – for the years ended September 30, 2013 and 2012

Consolidated Statements of Comprehensive Loss –
for the years ended September 30, 2013 and 2012

Consolidated Statements of Cash Flows – for the years ended September 30, 2013 and 2012

Consolidated Statements of Equity – for the years ended September 30, 2013 and 2012

Notes to Consolidated Financial Statements

Schedules have been omitted because they were not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended
3.2	Amended and Restated By-Laws[1]
4.0	Form of the Registrant's certificate of common stock, par value $.50 per share[2]
10.1	The Barnwell Industries, Inc. Employees' Pension Plan (restated as of October 1, 1989)[3]

10.2	Phase I Makai Development Agreement dated June 30, 1992, by and between Kaupulehu Makai Venture and Kaupulehu Developments[(4)]
10.3	KD/KMV Agreement dated June 30, 1992 by and between Kaupulehu Makai Venture and Kaupulehu Developments[(4)]
10.4	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC[(5)]
10.5	Form of Agreement Re Step In Rights of Kaupulehu Developments dated February 13, 2004[(6)]
10.6	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC[(7)]
21	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of InSite Petroleum Consultants Ltd.
31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to Form 10-Q for the quarterly period ended March 31, 2013.

(2) Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

(3) Incorporated by reference to Form 10-K for the year ended September 30, 1989.

(4) Incorporated by reference to Form 10-K for the year ended September 30, 1992.

(5) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.1 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.

(6) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.2 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.

(7) Incorporated by reference to Form 10-Q for the quarterly period ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARNWELL INDUSTRIES, INC.
(Registrant)

/s/ Russell M. Gifford

By: Russell M. Gifford
Chief Financial Officer,
Executive Vice President,
Treasurer and Secretary

Date: December 16, 2013

SIGNATURES (continued)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Morton H. Kinzler

Morton H. Kinzler
Chief Executive Officer and
Chairman of the Board
Date: December 16, 2013

/s/ Russell M. Gifford

Russell M. Gifford
Executive Vice President,
Chief Financial Officer, Treasurer,
Secretary and Director
Date: December 16, 2013

/s/ Alexander C. Kinzler

Alexander C. Kinzler
President, Chief Operating Officer,
General Counsel and Director
Date: December 16, 2013

/s/ Martin Anderson

Martin Anderson, Director
Date: December 16, 2013

/s/ James S. Barnwell

James S. Barnwell, Director
Date: December 16, 2013

/s/ Murray C. Gardner

Murray C. Gardner, Director
Date: December 16, 2013

/s/ Ahron H. Haspel

Ahron H. Haspel, Director
Date: December 16, 2013

/s/ Robert J. Inglima, Jr.

Robert J. Inglima, Jr., Director
Date: December 16, 2013

/s/ Diane G. Kranz

Diane G. Kranz, Director
Date: December 16, 2013

/s/ Kevin K. Takata

Kevin K. Takata, Director
Date: December 16, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended
3.2	Amended and Restated By-Laws[(1)]
4.0	Form of the Registrant's certificate of common stock, par value $.50 per share[(2)]
10.1	The Barnwell Industries, Inc. Employees' Pension Plan (restated as of October 1, 1989)[(3)]
10.2	Phase I Makai Development Agreement dated June 30, 1992, by and between Kaupulehu Makai Venture and Kaupulehu Developments[(4)]
10.3	KD/KMV Agreement dated June 30, 1992 by and between Kaupulehu Makai Venture and Kaupulehu Developments[(4)]
10.4	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC[(5)]
10.5	Form of Agreement Re Step In Rights of Kaupulehu Developments dated February 13, 2004[(6)]
10.6	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC[(7)]
21	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of InSite Petroleum Consultants Ltd.
31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to Form 10-Q for the quarterly period ended March 31, 2013.

(2) Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

(3) Incorporated by reference to Form 10-K for the year ended September 30, 1989.

(4) Incorporated by reference to Form 10-K for the year ended September 30, 1992.

(5) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.1 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.

(6) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.2 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.

(7) Incorporated by reference to Form 10-Q for the quarterly period ended June 30, 2009.

Exhibit No. 3.1

CERTIFICATE OF INCORPORATION

OF

BARNWELL OFFSHORE, INC.

CERTIFICATE OF INCORPORATION

-of-

BARNWELL OFFSHORE, INC.

-ooOoo-

FIRST: The name of the Corporation is Barnwell Offshore, Inc., (hereinafter called the "Corporation").

SECOND: The principal office of the Corporation in the State of Delaware is to be located at 100 West 10th Street, in the City of Wilmington, County of New Castle, State of Delaware. The name of its resident agent is The Corporation Trust Company, and the address of said resident agent is 100 West 10th Street, Wilmington 99, Delaware.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted or carried on are:

1. To engage in geological, geophysical and petroleum exploration work; to investigate and explore for the discovery of oils, waters, gases and other minerals; to produce, treat, store, transport and market, oil, oils, gases, waters, distillates, all carbohydrates, chemicals, and all other minerals; to purchase, own and sell, mortgage, or otherwise dispose of, buildings, lands, mineral leases, minerals and interest in minerals; royalties and interest in royalties; to develop for production land, leasehold estates, minerals and interests in minerals, royalties and interests in royalties; to purchase, manufacture, acquire, own and sell all instruments, equipment, supplies and materials necessary or convenient in carrying out the foregoing purposes, including related exploration techniques and instruments that may be developed subsequently.

2. To engage in the business of drilling, boring and sinking wells, on and off shore, for the extraction and production of petroleum, gas and any other useful or valuable substance or products, and to manufacture, acquire, own, lease, use, maintain and operate barges, mobile platforms, drilling rigs, derricks, drills, bits, casing, pipe, explosives and any articles, materials, machinery, equipment and real and personal property used for or in connection with the said business of the corporation.

3. To build, construct, purchase or otherwise acquire and to conduct, operate and maintain any plant or plants, machinery, devices, appliances and equipment for the extraction or manufacture of gasoline, naphtha or other substance or by-products from natural gas, casing-head gas, crude oil, or any other carbohydrate, and to purchase or otherwise acquire, hold, own and use or dispose of any inventions, devices, formulae, processes for the manufacture or extraction of gasoline, naphtha or substances or products from gas, casing-head gas, crude oil, or any other carbohydrate, together with any letters patent thereon or on any and all improvements therein; and to purchase or otherwise acquire any and all natural gas and casing-head gas, crude oil and other carbohydrates necessary to the use and operation of said plant or plants, and to vend, sell or otherwise dispose of any and all of the products of such plant or plants, and to purchase, lease or otherwise acquire, hold and use any and all real estate and lands necessary for the sites and locations of said plant or plants and the use and operation thereof.

4. To purchase, buy, or otherwise acquire, hold, or prospect, develop, sell, assign and deal in or otherwise dispose of oil, gas and mineral leases and oil, gas and minerals rights, grants, royalties, payments, profit interests, and other legal, contractual or equitable interests in oil, gas and other minerals, including but not limited to, any such interests

in any lands lying off any shore lines and any submerged lands under the surface of any bodies of water, together with all personal property and equipment used in connection therewith.

5. To establish, transact, maintain and conduct, any industrial, manufacturing, merchandising, drilling, engineering, mining, oil and/or gas business.

6. To apply for, obtain, register, purchase, lease or otherwise acquire, hold, use, exercise, develop, exploit, sell, assign, transfer, grant licenses in respect of, mortgage, pledge, lease or otherwise dispose of, domestic and foreign patents, patent rights, patent applications, copyrights, licenses to manufacture, use or sell, formulae, inventions, improvements, processes, patented or copyrighted things or articles, trade-marks, trade-names and similar items.

7. To acquire, hold, own, invest in, assign, transfer, sell or otherwise dispose of, pledge, mortgage, hypothecate and deal in and with, as principal, agent, broker or otherwise, stocks, bonds, notes, debentures and other securities of every kind and description, and choses in action generally, and all kinds of commodities, goods, wares, merchandise and property of every kind and description, to invest and deal with the monies of the Corporation in any lawful manner; in so far as may be permitted by law, to purchase and otherwise acquire shares of its own stock, bonds, debentures, notes and other securities issued by it, and to hold, sell, assign, transfer, pledge, mortgage, hypothecate and re-issue any or all thereof.

8. To purchase, buy or otherwise acquire, rent, lease, hold for investment or otherwise, own, maintain, operate, improve, farm, repair, develop, deal in, sell (for cash or in any other manner), mortgage, exchange or otherwise profitably use, real estate (including farms and farm properties) of every kind and description, improved or unimproved, situated in any part of the world, and any right or interest therein, as principal, agent, broker, or

otherwise, and on commission or otherwise; to conduct the business of farming in all its departments and branches, including growing, dairying, stock raising and gardening.

9. To borrow money and contract debts, to make, issue and dispose of bonds, debentures, notes and other obligations, secured or unsecured; to secure the same by mortgage, deed of trust, pledge, or other lien, upon any or all of the property of the Corporation wheresoever situated, acquired or to be acquired; to confer upon the holders of any bonds, debentures, notes or other obligations of the Corporation, secured or unsecured, the right to convert the same into classes of stock of any series of the Corporation, now or hereafter to be issued, upon such terms as shall be fixed by the Board of Directors subject to the provisions hereof.

10. To organize or cause to be organized under the laws of any state or other government, corporations, companies, associations, trusts, partnerships and other organizations for any lawful purpose, and to dissolve, liquidate, wind up, reorganize, merge or consolidate the same or cause the same to be dissolved, liquidated, wound up, reorganized, merged or consolidated; to sell, exchange, convey, assign, lease, transfer or otherwise dispose of, to any individual, corporation, company, association, trust, partnership or other organization, any part of the properties of the Corporation, less than the whole thereof, and to receive in payment therefor, in whole or in part, stock, bonds, debentures, notes or other securities or obligations of any individual, corporation, company, association, trust, partnership or other organization, upon such terms and conditions as the Board of Directors shall determine; to guarantee the payment of dividends on, or the payment of the principal of or interest on, any stocks, bonds, notes, debentures, or other securities or obligations of any individual, corporation, company, association, trust, partnership or other organization; to become surety for and to guarantee the

carrying out or performance of contracts of every kind and character of any individual, corporation, company, association, trust, partnership or other organization; and to aid in any lawful manner any individual, corporation, company, association, trust, partnership or other organization.

11. To execute and deliver general or special powers of attorney to individuals, corporations, companies, associations, trusts, partnerships or other organizations, as the Board of Directors shall determine.

12. To conduct business and to have one or more offices in the State of Delaware, other states, the District of Columbia, the territories and possessions of the United States, and in foreign countries.

13. To engage in and carry on any other business of the same general nature as those above referred to and any other business which the Board of Directors of the Corporation may deem advisable to enhance the value of any of the Corporation's properties, privileges or rights; to enter into and carry out all kinds of lawful contracts and agreements; and generally to do all things incidental to or connected with any business above referred to and all things necessary or proper for the purposes of the Corporation's business, either alone or in association with other individuals, corporations, companies, associations, trusts, partnerships or other organizations, to the same extent and as fully as individuals might or could do.

14. To have and to exercise all the powers now or hereafter conferred by the laws of the State of Delaware upon corporations organized under the laws under which the Corporation is organized and any and all Acts heretofore or hereafter passed amendatory thereof or supplemental thereto; provided, however, that the Corporation shall not, by any implication or construction, be deemed to possess the power of issuing bills, notes, or other evidences of debt

for circulation as money, or the power of carrying on the business of receiving deposits of money, or the business of buying gold and silver bullion or foreign coins, or of constructing, maintaining, or operating public utilities within the State of Delaware, nor shall the Corporation have power to confer academic or honorary degrees.

The foregoing clauses shall be construed both as objects and powers, and the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of the Corporation.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000,000, and the par value of each of such shares is $.50. The minimum amount of capital with which the Corporation will commence business is $1,000.

FIFTH: The names and places of residence of each of the incorporators are as follows:

Name	Place of Residence
J. Philip Bahn	136-53 68th Drive Flushing 67, New York
Charles H. Vejvoda	215 East 72nd Street New York 21, New York
Morton H. Kinzler	66 Weirimus Road, Hillsdale, New Jersey

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH: The following additional provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for the creation, definition, limitation and regulation of the powers of the Corporation, the directors and the stockholders:

1. Directors need not be stockholders of the Corporation. Elections of directors need not be by ballot.

2. Any director may be removed at any time, with or without cause, upon the affirmative vote of the holders of a majority of the stock of the Corporation at that time having voting power for the election of directors; provided, however, that no director who shall have been elected by the holders of a separate class of stock shall be removed under the provisions of this subdivision except upon the affirmative vote of the holders of a majority of the class whose holders elected him, if such holders are then entitled to vote for the election of directors.

3. In the event that any contract or other transaction to which this Corporation is a party would be affected by the fact that any directors or officers of this Corporation are directors, officers, creditors, stockholders, partners, or otherwise interested in any other party to such contract, or are parties to or are otherwise interested in such contract or other transaction, then, in any such event, such contract or other transaction shall not be affected by such fact if such contract or other transaction shall be approved or ratified by the affirmative vote of directors who are not so interested constituting a majority of a quorum of directors present at a meeting of the Board of Directors. In the absence of actual fraud, no director or officer shall be liable to account to the Corporation for any profit realized by him from or through any such contract or other transaction of the types described above in this paragraph, ratified or approved as aforesaid, by reason of his interest in any such contract or other transaction.

Directors interested in any such contract or other transaction of the types described in the foregoing paragraph may be counted when present at meetings of the Board of Directors for the purpose of determining the existence of a quorum to consider and vote on any such contract or other transaction.

Any contract or other transaction that shall be approved or ratified by the vote of the holders of a majority of the stock of the Corporation at the time having voting powers for the election of directors present, in person or by proxy, at any annual or special meeting of stockholders (provided that a lawful quorum of such stockholders be there present in person or by proxy) shall, except as otherwise provided by law, be as valid and as binding upon the Corporation and upon all its stockholders as though it had been approved or ratified by every stockholder of the Corporation.

4. The Board of Directors may, by resolution or resolutions, passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the By-Laws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

5. The Board of Directors shall also have power to make, alter, amend and repeal the By-Laws of the Corporation; to authorize and cause to be executed and delivered mortgages and instruments of pledge, and any other instruments creating liens, on the

real and personal property of the Corporation; to fix the times for the declaration and payment of dividends; to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve; and to make and determine the use and disposition of any surplus (whether capital, earned or other surplus) or net profits over and above the capital of the Corporation, and in its discretion, the Board of Directors may use and apply any such surplus or net profits in purchasing or acquiring shares of its own stock to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient. The shares of such stock so purchased or acquired may be resold, except as otherwise provided by law.

6. The business of the Corporation shall be managed by the Board of Directors, except as otherwise provided by the General Corporation Law of the State of Delaware or herein. The Board of Directors, in addition to the powers and authority expressly conferred upon it herein, by law, by the By-Laws and otherwise, is hereby empowered to exercise all such powers as may be exercised by the Corporation; subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation, and of any amendments thereto, and to the By-Laws.

7. The Board of Directors shall have power to keep the books, documents and accounts of the Corporation outside of the State of Delaware, except that the original or a duplicate stock ledger shall at all times be kept within the State of Delaware.

8. Except as otherwise expressly provided by the laws of the State of Delaware and by this Certificate of Incorporation, or any amendment thereto, and except as authorized by the directors or the stockholders (a) no stockholder shall have any right to inspect any book, document or account of the Corporation and (b) the Board of Directors may determine

whether and to what extent and at what times and places and under what conditions and regulations the books, documents and accounts of the Corporation (other than the original or a duplicate stock ledger), or any of them, shall be open to the inspection of stockholders.

9. A director, or a member of any committee designated by the Board of Directors pursuant to authority hereinbefore conferred, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation, its stockholders, its Board of Directors or any such committee, by any of its officials, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Corporation. Without prejudice to the generality of the foregoing, a director shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

10. Any person made a party to any civil or criminal action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or of any corporation which he served as such at the request of the Corporation, shall be indemnified by the Corporation against expenses reasonably incurred by him in connection with the defense of such civil or criminal action, suit or proceeding or the settlement or compromise thereof (including amounts paid by him in the settlement or compromise thereof other than to the Corporation or to such other corporation, as the case may be), except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, that such director or

officer is liable for misconduct in the performance of his duties; provided, however, in respect of any such settlement or compromise, that it shall have been determined that such director or officer is not liable for misconduct in the performance of his duties by a majority of a quorum of the Board of Directors not affected by self-interest or, if there be no such disinterested quorum, then by any committee or group of disinterested persons to whom the question may be referred by the Board of Directors, and that the Board shall have been furnished with an opinion of counsel, not a salaried official of the Corporation, that it is lawful for the Corporation to make such indemnification. Such right of indemnification shall not be deemed exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of stockholders or otherwise.

11. The Corporation reserves the right to increase or decrease its authorized capital stock, or to create new classes or series thereof, or to increase or decrease any class or series thereof, or to classify and/or reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation under which the Corporation is organized or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation.

12. The Corporation, by resolution or resolutions of its Board of Directors, shall have power to create and issue, whether or not in connection with the issue and sale of any shares of stock or any other securities of the Corporation, rights or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes or any other securities of the Corporation, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the Board of Directors. The terms

upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price or prices at which any such rights or options may be issued and any such shares or other securities may be purchased from the Corporation upon the exercise of any such right or option shall be such as shall be fixed and stated in the resolution or resolutions of the Board of Directors providing for the creation and issue of such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive. The price or prices to be received for shares of stock of the Corporation to be issued upon the exercise of such rights or options shall be not less than the minimum amount prescribed by law.

13. The Corporation shall not be required to issue certificates representing any fraction or fractions of a share of stock of any class, but may issue in lieu thereof one or more non-dividend bearing and non-voting scrip certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect of one share of stock. Such scrip certificates upon presentation together with similar scrip certificates representing in the aggregate an interest in respect of one or more full shares of stock shall entitle the holders thereof to receive one or more full shares of stock of the class and series, if any, specified in such scrip certificate. Such scrip certificates may contain such terms and conditions as shall be fixed by the Board of Directors, and may become void and of no effect after a period to be determined by the Board of Directors and to be specified in such scrip certificates.

14. The Corporation may at any time, and from time to time, issue and dispose of any of the authorized and unissued shares of stock of the Corporation of any class for such kind and amount of consideration, and to such persons, firms or corporations, as may be

fixed by the Board of Directors of the Corporation, subject to any provisions of law then applicable.

15. The Corporation shall be entitled to treat the person in whose name any share of stock or any warrant, right or option is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share, warrant, right or option on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided otherwise by the laws of the State of Delaware.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH: No holder of shares of stock of the Corporation of any class shall have any preemptive right or be entitled as a matter of right to subscribe for or purchase any part of any new or additional issue of stock or any securities of any kind whatsoever, whether now or hereafter authorized.

IN WITNESS WHEREOF, we, the undersigned, being all of the incorporators named above, have hereunto set our hands and seals this 3rd day of December, 1956.

/s/ J. Philip Bahn
J. Philip Bahn

/s/ Charles H. Vejvoda
Charles H. Vejvoda

/s/ Morton H. Kinzler
Morton H. Kinzler

STATE OF NEW YORK)
: ss.:
COUNTY OF NEW YORK)

BE IT REMEMBERED that on this 3rd day of December, 1956, personally came before me Eileen J. O'Hare, a Notary Public in and for the County and State aforesaid, J. PHILIP BAHN, CHARLES H. VEJVODA, and MORTON H. KINZLER, parties to the foregoing Certificate of Incorporation, known to me personally to be such, and severally acknowledged the said certificate to be the act and deed of the signers, respectively, and that the facts therein stated are truly set forth.

GIVEN under my hand and seal of office the day and year aforesaid.

/s/ Eileen J. O'Hare
Notary Public

CERTIFICATE OF AMENDMENT

OF

BARNWELL OFFSHORE, INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

BARNWELL OFFSHORE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY.

FIRST: That the Board of Directors of said corporation, at a meeting duly convened and held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

> RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:
>
> > "FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 2,000,000 and the par value of each of such shares is $.50. The minimum amount of capital with which the Corporation will commence business is $1,000."

SECOND: That the said amendment has been consented to and authorized by the holders of all the issued and outstanding stock, entitled to vote, by a written consent given in accordance with the provisions of section 228 of The General Corporation Law of Delaware, and filed with the corporation on the 31st day of January, 1957.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of sections 242 and 228 of The General Corporation Law of Delaware.

FOURTH: That said amendment does not effect any change in the issued shares of said corporation.

IN WITNESS WHEREOF, said BARNWELL OFFSHORE, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by MORTON H.

KINZLER, its Vice President, and DANIEL JACOBSON, its Assistant Secretary, this 31st day of January, 1957.

BARNWELL OFFSHORE, INC.

By /s/ Morton H. Kinzler
Vice President

By /s/ Daniel Jacobson
Assistant Secretary

STATE OF NEW YORK)
: ss.:
COUNTY OF NEW YORK)

BE IT REMEMBERED that on this 31st day of January, 1957, personally came before me Magdelene Nelson, a Notary Public in and for the County and State aforesaid, MORTON H. KINZLER, Vice President of BARNWELL OFFSHORE, INC., a corporation of the State of Delaware, the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said MORTON H. KINZLER, as such Vice President, duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation; that the signatures of the said Vice President and of the Assistant Secretary of said corporation to said foregoing certificate are in the handwriting of the said Vice President and Assistant Secretary of said corporation respectively, and that the seal affixed to said certificate is the common or corporate seal of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

/s/ Magdelene Nelson
Notary Public

CERTIFICATE OF AMENDMENT

OF

BARNWELL OFFSHORE, INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

BARNWELL OFFSHORE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, at a meeting duly convened and held, adopted resolutions proposing and declaring advisable the following amendments to the Certificate of Incorporation of said corporation:

RESOLVED, that Article FIRST of the Certificate of Incorporation shall be amended in its entirety to read as follows:

FIRST: The name of the Corporation is Barnwell Industries, Inc. (hereinafter called the "Corporation").

RESOLVED, that Article THIRD of the Certificate of Incorporation shall be amended by adding thereto, as a new paragraph 15, the following:

15. To engage in dredging and construction work of all kinds and it is confirmed that the merchandising business which the Corporation is authorized to establish, transact, maintain and conduct by paragraph 5 of this Article THIRD shall include specifically the buying and selling of new and used machinery and equipment and all activities incidental thereto.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, at which meeting the holders of a majority of the stock of the corporation entitled to vote, as required by statute, voted in favor of said amendments.

THIRD: That the aforesaid amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendments do not effect any change in the issued shares of said corporation.

IN WITNESS WHEREOF, BARNWELL OFFSHORE, INC. has caused its corporate seal to be hereunto affixed and this certificate to be signed by BACHE McEVERS WHITLOCK, its Vice President and MORTON H. KINZLER, its Secretary, this 23 day of August, 1961.

BARNWELL OFFSHORE, INC.

By /s/ Bache McEvers Whitlock
Vice President

By /s/ Morton H. Kinzler
Secretary

STATE OF NEW YORK)
: ss.:
COUNTY OF NEW YORK)

BE IT REMEMBERED that on this 23 day of August, 1961, personally came before me Thomas J. Cerna, a Notary Public in and for the County and State aforesaid, BACHE McEVERS WHITLOCK, Vice President of BARNWELL OFFSHORE, INC., a corporation of the State of Delaware, the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said BACHE McEVERS WHITLOCK, as such Vice President, duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation; that the signatures of the said Vice President and of the Secretary of said corporation to said foregoing certificate are in the handwriting of the said Vice President and Secretary of said corporation respectively, and that the seal affixed to said certificate is the common or corporate seal of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

/s/ Thomas J. Cerna
Notary Public

CERTIFICATE OF AMENDMENT

OF

BARNWELL INDUSTRIES, INC.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

BARNWELL INDUSTRIES, INC.

BARNWELL INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, at a meeting duly held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

> RESOLVED, that the Certificate of Incorporation of BARNWELL INDUSTRIES, INC. be amended, pursuant to Section 242 of the General Corporation Law of the State of Delaware, by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read in full as follows:
>
> "FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 4,000,000 and the par value of each of such shares is $.50."

SECOND: That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said BARNWELL INDUSTRIES, INC. has caused this certificate to be signed by Morton H. Kinzler, its President, and attested by J. S. Barnwell, Jr., its Secretary, this 27th day of March, 1974.

BARNWELL INDUSTRIES, INC.

By /s/ Morton H. Kinzler
President

Attest:

By /s/ J. S. Barnwell, Jr.
Secretary

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

BARNWELL INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Barnwell Industries, Inc. resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article Eighth, Subdivision 10 thereof so that, as amended, said Article Eighth, Subdivision 10 shall be and read as follows:
>
> > "10. Any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or of any corporation, partnership, joint venture, trust or other enterprise which he served in such capacity at the request of the Corporation, shall be indemnified by the Corporation against expenses, judgments, fines and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in regard to an action or suit by or in the right of the Corporation, indemnification shall be made only as to expenses reasonably incurred by such person in the defense or settlement of any such action or suit and no indemnification shall be made in respect of any claim, issue or matter as to which any

such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, any such person is fairly and reasonably entitled to indemnity for those expenses which such court shall deem proper. To the extent that any such person has been successful on the merits or otherwise in defense of any claim, issue or matter in any action, suit or proceeding referred to above, he shall be indemnified against expenses reasonably incurred by him in connection therewith. Any indemnification provided for herein (unless ordered by a court) shall be made only upon a determination that indemnification is proper in the circumstances because the director, officer, employee or agent has met the applicable standard of conduct set forth above. Such determination shall be made (i) by majority vote of a quorum of disinterested directors, or (ii) if there be no such quorum, or if such quorum so directs, by independent legal counsel in a written opinion, or (ii) by the stockholders.

"The Board of Directors may authorize advancing expenses incurred in defending a civil or criminal action, suit or proceeding to a person entitled to seek indemnification upon receipt of an undertaking by or on his behalf to repay such amount unless it ultimately is determined that he is entitled to indemnification. The indemnification provided for herein shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation is authorized to obtain insurance, on behalf of any person entitled to seek indemnification, against any liability asserted against and incurred by such person in his capacity, or arising out of his status, as director, officer, employee or agent, regardless of whether the Corporation would have statutory authority to make indemnification to such person for such liability."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Barnwell Industries, Inc. has caused this certificate to be signed by Morton H. Kinzler, its President, and attested by Andrew F. Blumenthal, its Asst. Secretary, this 14th day of March, 1979.

BARNWELL INDUSTRIES, INC.

By /s/ Morton H. Kinzler

Attest:

By /s/ Andrew F. Blumenthal

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

Barnwell Industries, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, at a meeting duly held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

> RESOLVED, that the certificate of incorporation of Barnwell Industries, Inc. be amended by changing the Eighth Article thereof so that, as amended, Subdivision Ten of said article shall be and read as follows:
>
> "A. No Director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of his duty as a director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. Neither the amendment nor repeal of this Article Eighth subdivision Ten nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article Eighth subdivision Ten will eliminate or reduce the effect of this Article Eighth subdivision Ten as it applies to any cause of action, suit or claim that may arise before such amendment or repeal.
>
> B. The Corporation will indemnify each director of the Corporation in accordance with Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time."

SECOND: That at a meeting and vote of stockholders of Barnwell Industries, Inc., duly held on March 9, 1987, at Shreveport, Louisiana, the stockholders consented to said amendments in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Barnwell Industries, Inc. has caused this certificate to be signed by Morton H. Kinzler, its President, and attested by Alexander C. Kinzler, its Secretary, this 29th day of July, 1987.

BARNWELL INDUSTRIES, INC.

By /s/ Morton H. Kinzler
Morton H. Kinzler, President and Chairman of the Board of Directors

ATTESTED BY:

/s/ Alexander C. Kinzler
Alexander C. Kinzler
Vice President and Secretary

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

BARNWELL INDUSTRIES, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation") is Barnwell Industries, Inc.

2. The certificate of incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

> "Fourth. The total number of shares of stock which the Corporation shall have the authority to issue is 20,000,000 and the par value of each of such share is $.50."

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on October 12, 2005.

/s/ Russell Gifford

Russell Gifford, Secretary

Exhibit No. 21

List of Subsidiaries

The subsidiaries of Barnwell Industries, Inc., at September 30, 2013 were:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Barnwell of Canada, Limited	Delaware
Water Resources International, Inc.	Delaware
Barnwell Hawaiian Properties, Inc.	Delaware
Barnwell Kona Corporation	Hawaii
Kaupulehu Developments	Hawaii
Cambridge Hawaii Limited Partnership	Hawaii
Barnwell Management Co., Inc.	Delaware
Barnwell Shallow Oil, Inc.	Delaware
Barnwell Geothermal Corporation	Delaware
Victoria Properties, Inc.	Delaware
Barnwell Financial Corporation	Delaware
Barnwell Alakea Properties, Inc.	Hawaii
Kaupulehu Investors, LLC	Hawaii
Mauka 3K, LLC	Hawaii
Kaupulehu Mauka Investors, LLC	Hawaii
Kaupulehu 2007, LLLP	Hawaii
Barnwell Makai, Inc.	Hawaii
Barnwell of Israel, Ltd.	Israel
Barnwell Oil & Gas, Ltd.	Israel
Bill Robbins Drilling, Ltd.	Alberta, Canada
Gypsy Petroleum Ltd.	Alberta, Canada
Dartmouth Petroleum, Ltd.	Alberta, Canada
J.H. Wilson Associates, Ltd.	Alberta, Canada

Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Barnwell Industries, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-153070 and No. 333-88380 on Form S-8 of Barnwell Industries, Inc. of our report dated December 16, 2013, with respect to the consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries as of September 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and equity for the years then ended, which report appears in the September 30, 2013 annual report on Form 10-K of Barnwell Industries, Inc.

/s/ KPMG LLP

Honolulu, Hawaii
December 16, 2013

Exhibit No. 23.2

Consent of InSite Petroleum Consultants Ltd.

We hereby consent to the use of our name in the Annual Report on Form 10-K of Barnwell Industries, Inc. and to all references to us, our report concerning reserves and the data in that report appearing in the 10-K.

Date: December 16, 2013

InSite Petroleum Consultants Ltd.

By: /s/ Larry K. Lindstrom
Larry K. Lindstrom, P. Eng.
Managing Director

Exhibit No. 31.1

Certifications

I, Morton H. Kinzler, certify that:

1. I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2013

/s/ Morton H. Kinzler
Morton H. Kinzler
Chief Executive Officer

Exhibit No. 31.2

Certifications

I, Russell M. Gifford, certify that:

1. I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2013

/s/ Russell M. Gifford
Russell M. Gifford
Chief Financial Officer

Exhibit No. 32

Barnwell Industries, Inc.

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Barnwell Industries, Inc. (the "Company"), does hereby certify, to such officer's knowledge that:

The Annual Report on Form 10-K for the year ended September 30, 2013 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition as of September 30, 2013 and consolidated results of operations for the year ended September 30, 2013 of the Company and its subsidiaries.

Dated: December 16, 2013

/s/ Morton H. Kinzler
Name: Morton H. Kinzler
Title: Chief Executive Officer

Dated: December 16, 2013

/s/ Russell M. Gifford
Name: Russell M. Gifford
Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1


INSITE
Petroleum Consultants Ltd.

Suite 2000, 801-6th Ave SW
Calgary, Alberta T2P 3W2
Web insitepc.com

October 22, 2013

Barnwell of Canada, Limited
Suite 900, 639 – 5th Avenue SW
Calgary, Alberta
T2P 0M9

Re: **Evaluation of the Oil and Gas Properties of Barnwell of Canada, Limited**

Dear Sirs:

As requested, an evaluation has been made of all of the crude oil and natural gas assets of Barnwell of Canada, Limited, hereinafter referred to as the "Company." The properties evaluated are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan. The effective date of the reserve estimates presented in this report is September 30, 2013. The purpose of this evaluation and report is to fulfill Securities and Exchange Commission (SEC) reporting requirements.

All Company assets were evaluated in full detail. Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

This evaluation is based in part on prices, currency exchange rates and estimates which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

Barnwell of Canada, Limited
Summary of Net Reserves – Constant Prices and Costs

	Net Remaining Reserves		
	Crude Oil (Stb)	NGL + Cond. (Stb)	Market Gas (Mcf)
Proved Producing	584,300	223,300	7,434,700
Proved Non-Producing	71,200	43,800	2,810,000
Total Proved	655,600	267,100	10,244,700

Constant prices were prepared based on posted prices of crude oil and natural gas using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from October 1, 2012 through September 1, 2013 during the fiscal year. The natural gas liquids prices were prepared based on the Company's current contract using Keyera pricing. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC's guidelines and applicable financial accounting rules.

All prices used in the evaluation have been adjusted from posted prices for applicable quality, heating value and transportation considerations. The weighted average prices, after applicable adjustments, over the life of the properties used in the evaluation were US$85.23 barrel of oil, US$2.93 per Mcf of gas, US$94.41 per barrel of condensate, US$11.04 per barrel of ethane, US$21.18 per barrel of propane, and US$58.36 per barrel of butane.

During the course of the evaluation, the Company provided InSite Petroleum Consultants Ltd. ("InSite") personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans. Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

The production and revenue forecasts for each property and the corporate cash flow summaries have not been adjusted for risk. Well abandonment costs (excluding site reclamation) were included in the economic runs. Salvage value for existing equipment as well as costs to abandon suspended wells, producing wells with no reserves assigned, and facilities have not been included in this evaluation.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices. InSite used all assumptions, data, methods and procedures it considered appropriate, under the circumstances, to prepare this report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by InSite.

In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. The reserve category definitions utilized in this report are in accordance with SEC standards and Regulation S-X.

Yours very truly,

InSite Petroleum Consultants Ltd.

Original signed by L.K. Lindstrom, P. Eng.
(2013-10-22)

L.K. Lindstrom, P. Eng.
Managing Director

Original signed by D.H. Marshall, P. Eng
(2013-10-22)

D.H. Marshall, P. Eng.
Managing Director

Original signed by J. Ed Hasiuk, P. Geol.
(2013-10-22)

J. Ed Hasiuk, P. Geol.
Senior Geologist

Original signed by R. Baribeau, R.E.T.
(2013-10-22)

R. Baribeau, R.E.T.
Senior Technologist

BOARD OF DIRECTORS

Martin Anderson [1,2,3] – Investor

Murray C. Gardner, Ph.D. [1,2,3,4A] – Oil and Gas Consultant, Investor

Diane G. Kranz [1,2,3A] – Senior Partner, Kranz & Co., LLP (Accountants)

Kevin K. Takata [3,4] – First Deputy Prosecutor, County of Kauai

Ahron H. Haspel [1,2A,3,4] – Investor, Attorney in Private Practice

Robert J. Inglima, Jr. [3,4] – Investor, Attorney in Private Practice

James S. Barnwell, III [2,3,4] – Investor

Russell M. Gifford [4] – Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Alexander C. Kinzler [1,4] – President, Chief Operating Officer and General Counsel

Morton H. Kinzler [1A] – Chairman of the Board and Chief Executive Officer

[1] Member of the Executive Committee
[2] Member of the Compensation Committee
[3] Member of the Audit Committee
[4] Member of the Reserves Committee

[1A] Chairperson of the Executive Committee
[2A] Chairperson of the Compensation Committee
[3A] Chairperson of the Audit Committee
[4A] Chairperson of the Reserves Committee

OFFICERS

Morton H. Kinzler
Chairman of the Board, Chief Executive Officer

Alexander C. Kinzler
President, Chief Operating Officer, General Counsel

Russell M. Gifford
Executive Vice President, Chief Financial Officer, Treasurer, Secretary

Mark A. Murashige
Vice President, Controller, Assistant Secretary

Margaret A. Mangan
Assistant Vice President, Assistant Treasurer, Assistant Secretary

Jessica A. Golden
Assistant Vice President, Assistant Controller

Sheryl A. L. Villanueva
Assistant Vice President, Assistant Controller

Heidi M. Uratsuka
Assistant Vice President

Denise L. Miyasato
Assistant Secretary

Corporate Information

Corporate Headquarters
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
Phone (808) 531-8400
Fax (808) 531-7181

Canadian Office
Barnwell of Canada, Limited
Suite 900, 639 5th Avenue S.W.
Calgary, Alberta, Canada T2P 0M9
Phone (403) 531-1560
Fax (403) 266-4124

Big Island Office
Water Resources International, Inc.
P.O. Box 44520, Kamuela Industrial Park
Kamuela, Hawaii 96743
Phone (808) 882-7207
Fax (808) 882-7655

Transfer Agent
Broadridge
2 Journal Square, 7th Floor
Jersey City, NJ 07306
Phone (201) 714-3800
Website www.broadridge.com

Ticker Symbol: **BRN**
Website: **www.brninc.com**

Stock Exchange Listing
NYSE MKT

Annual Meeting

Barnwell's Annual Meeting of Stockholders will be held on March 3, 2014 at 9:30 a.m., Central Standard Time, in Shreveport, Louisiana.

Market Prices of Common Stock

The following tables reflect the quarterly high and low sales prices, on the NYSE MKT, for the Company's common stock during the periods indicated:

Quarter ended	High	Low
December 31, 2011	$3.73	$2.70
March 31, 2012	$4.14	$2.60
June 30, 2012	$3.48	$2.79
September 30, 2012	$3.37	$2.87
December 31, 2012	$3.50	$3.05
March 31, 2013	$3.64	$3.00
June 30, 2013	$3.89	$2.99
September 30, 2013	$3.71	$3.00

Form 10-K

Stockholders may obtain a copy of the Company's Form 10-K, without charge, by writing to Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813 or by sending an email to barnwellinfo@brninc.com or by clicking on the "Last 10-K" link on the Company's website (www.brninc.com).



Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813